As confidentially submitted to the Securities and Exchange Commission on February 22, 2021

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Waterdrop Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

+86 10 5339-4997

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong +852 2533-3300

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value US$0.000005 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents              ordinary shares.

(2)

Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated                     , 2021.

American Depositary Shares

Waterdrop Inc.

Representing              Ordinary Shares

We are offering              American depositary shares, or ADSs[, and the selling shareholders identified in this prospectus are offering              ADSs]. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.] This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. Each ADS represents              of our ordinary shares, par value US$0.000005 per share. We anticipate the initial public offering price per ADS will be between US$             and US$            .

We intend to apply for the listing of the ADSs on the New York Stock Exchange under the symbol “            .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 20.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions[1]	Proceeds to Us	[Proceeds to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$	]

We have granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                     , 2021.

Goldman Sachs (Asia) L.L.C.	Morgan Stanley	BofA Securities

Prospectus dated                     , 2021.

[1]	For additional underwriting compensation information, see “Underwriting.”

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You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We[ and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

Until                , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by iResearch Consulting Group, or iResearch, a third-party research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “iResearch report.”

Our Mission

We at Waterdrop aspire to bring insurance and healthcare service to billions through technology.

Overview

We are a leading technology platform dedicated to insurance and healthcare service with a positive social impact. We are the largest independent third-party insurance platform in China in terms of life and health insurance gross written premiums, or GWP, distributed in the first half of 2020, according to iResearch. Through our medical crowdfunding, mutual aid platforms, and our insurance marketplace, we have built a massive social network of protection and support for people, raising awareness of insurance and ultimately providing insurance and healthcare service to consumers in China.

According to iResearch report, in 2019, the total healthcare service expenditures in China reached RMB7.0 trillion, among which RMB4.7 trillion was not covered by the social medical insurance, commercial insurance, or other supplemental medical protection. With Waterdrop being a trusted brand in China, we are well positioned to capture this market opportunity for insurance and healthcare service. According to a public survey conducted by iResearch, our insurance marketplace, medical crowdfunding, and mutual aid platforms rank No. 1 in terms of brand awareness among independent third-party insurance distribution platforms, medical crowdfunding platforms, and mutual aid platforms.

Insurance Marketplace. We address the health and life insurance needs with a variety of protection products. As of December 31, 2020, we collaborated with 62 insurance carriers to offer 200 health and life insurance products, majority of which are jointly designed with insurance carriers, by leveraging our deep understanding of the consumer demand and actuarial capabilities. Our platform is designed to be mobile-first, digitally-native, and deeply connected with insurance carriers to ensure smooth and friendly user experience throughout the process from underwriting to claim services. In 2020, our Waterdrop Insurance Marketplace generated over RMB14.4 billion of first year premiums, or FYP. Our cumulative paid policy count reached 30.7 million as of December 31, 2020.

Medical Crowdfunding. We enable those with significant medical cost need to seek help from caring hearts through technology. Patients or their relatives or friends can initiate crowdfunding campaigns on our platform and share campaign information through social network. As of December 31, 2020, over 340 million people donated over RMB37 billion in aggregate to over 1.7 million patients through our Waterdrop Medical Crowdfunding. According to iResearch, we ranked No. 1 among all medical crowdfunding platforms in China in terms of amount of fund raised in the twelve months ended June 30, 2020.

Mutual Aid. Our Waterdrop Mutual Aid enables participants to help one another to ease his or her medical cost burden of over 100 types of critical illness. This platform raises health protection awareness among participants who in turn may seek more comprehensive insurance coverage. As of December 31, 2020, our Waterdrop Mutual Aid had accumulated over 80 million participants and over 17,000 payouts in an aggregate amount of approximately RMB1.8 billion.

With the comprehensive coverage of our Waterdrop Insurance Marketplace, Medical Crowdfunding and Mutual Aid platforms, we aim to supplement social medical insurance system and penetrate into the healthcare market in China to help more people access quality healthcare services.

We have achieved exponential growth. As of December 31, 2018, 2019 and 2020, the cumulative number of paying insurance consumers was approximately 1.7 million, 8.8 million and 19.2 million, while FYP generated through Waterdrop Insurance Marketplace achieved RMB972.5 million, RMB6,668.1 million, and RMB14,425.9 million in 2018, 2019 and 2020, respectively. We primarily generate brokerage income from selling insurance policies underwritten by insurance carriers. Our revenues increased by 534.6% from RMB238.1 million in 2018 to RMB1,511.0 million (US$222.5 million) in 2019, and increased by 125.8% from RMB973.2 million for the nine months ended September 30, 2019 to RMB2,197.6 million (US$323.7 million) for the nine months ended September 30, 2020. We had a net loss of RMB209.2 million, RMB321.5 million (US$47.4 million) and RMB260.1 million (US$38.3 million) in 2018, 2019 and the nine months ended September 30, 2020, respectively.

Our Integrated Business Model

We operate an integrated business model that enhances user engagement, raises health protection awareness, and maximizes the lifetime value of our users.

Notes:

1.	As of December 31, 2020
2.	According to iResearch, in terms of amount of fund raised in the twelve months ended June 30, 2020
3.	According to iResearch, in terms of total payout amount in the twelve months ended June 30, 2020
4.	According to iResearch, in terms of life and health insurance GWP distributed in the first half of 2020

Our user-centric platforms enhance user engagement through network effects. Based on comprehensive data accumulated across demographics, medical and health status, behaviors, and social activities, we derive unique consumer insights and develop deep understanding of consumer needs. Leveraging our data insights, big data analytics, and artificial intelligence, we have developed measures that enable effective consumer conversion and continuously provide customized insurance and healthcare solutions to users acquired from our crowdfunding and mutual aid platforms as well as through external marketing efforts. Our consumer conversion capability enables us to capture the lifetime value of our user base through our insurance marketplace, drive long-term growth, and expand into healthcare service space.

Our Value Propositions

Value Proposition to Insurance Consumers

We help consumers become more informed in navigating their most important insurance coverage choices. We aspire to promote the value of insurance through the following:

•

Awareness and risk education: latent demand for insurance until needs of claims. Our medical crowdfunding and mutual aids services educate donors and participants to appreciate and realize the need for insurance coverage in case of unforeseeable events.

•

Trust: strong reputation and brand. We have established ourselves as a trusted brand for insurance and medical cost support solutions, according to iResearch. Our trusted brand positions ourselves as the go-to platform for the mass population.

•

Choice and affordability: accessible to a wide variety of insurance plans with cost efficiency. With our unique suite of insurance products, we offer users choice and affordability. As we work with many insurance carriers, our consumers can easily tap into our insurance marketplace to choose the insurance plans that best fit their needs. We are able to offer products with favorable terms on our platform to broad consumer access. Moreover, to enhance our consumer journey, we are building up our healthcare ecosystem to include other health-related services.

•	Convenience and consumer experience: efficient insurance purchase process. Enabled by our online platforms and technology infrastructure, we offer smooth online purchase experience for our consumers.

Value Proposition to Medical Crowdfunding and Mutual Aid Users

We build a massive social network of medical protection and support, including cumulatively over 340 million donors from our medical crowdfunding platform and cumulatively over 80 million participants on our mutual aid platform, who benefit from the following:

•

Free or affordable access to medical treatment. Waterdrop Medical Crowdfunding enables those with significant medical costs needs to seek help from caring hearts. Waterdrop Mutual Aid provides an affordable alternative medical protection and serves as a gateway product for health insurance. Moreover, we do not charge any fees for crowdfunding campaigns on Waterdrop Medical Crowdfunding and only charge a plan management fee to cover investigation expenses at an affordable rate of the payout amount for basic Waterdrop Mutual Aid plans.

•

The large scale of the platforms. We are the largest medical crowdfunding platform in China in terms of fund raised and the second largest mutual aid platform in China in terms of mutual aid payouts for the twelve months ended June 30, 2020, according to iResearch. As a result, patients raising funds on Waterdrop Medical Crowdfunding benefit from wider dissemination of campaigns, and participants of Waterdrop Mutual Aid plans benefit from a steady and sizable number of participants, stable and sustainable shared costs and a variety of mutual aid plans catering for different needs.

•

Comprehensive risk management and anti-fraud measures. Donors on Waterdrop Medical Crowdfunding and participants of Waterdrop Mutual Aid are protected by comprehensive risk management and anti-fraud measures such as rigorous vetting, public disclosure to donor, and independent accounts at a custodian bank for Waterdrop Medical Crowdfunding and waiting period, enrollment conditions and commitments, recognition of medical materials by AI, and third-party investigation for Waterdrop Mutual Aid.

Value Proposition to Insurance Carriers

It often takes insurance carriers a lot of resources and time to develop high quality, scalable and efficient distribution channel and operation systems. Our cutting-edge technology infrastructure helps them in the following ways:

•

Consumer access: broad and immediate access to potential consumers. Our open platform, with our unique conversion capability, extensive offline and online scenarios, enables insurance carriers to scale their insurance business swiftly without significant upfront investments in consumer acquisitions.

•

Optimized Underwriting: optimized and precise underwriting for different consumer segments. Our data insights, big-data analysis, and artificial intelligence tailored to health and life insurance enable insurance carriers to optimize the matching of their products with consumer needs, to better serve various segments of consumers.

•

Efficiency in distribution and operation: improved operational efficiency. By leveraging our distribution network, claim service system support, and consumer engagement, we improve insurance carriers’ operating efficiency.

Our Market Opportunity

China has a huge and fast-growing market for healthcare services. According to iResearch report, in 2019, the total healthcare service expenditures in China reached RMB7.0 trillion and is expected to reach RMB11.4 trillion by 2024, representing a CAGR of 10.2%. The increase in healthcare service expenditures is mainly driven by factors including the growing and aging population, increasing disposable income, rising demand for quality medical services, and the reform of the medical security system.

Currently the healthcare coverage in China is primarily paid by (1) social medical insurance provided by the Chinese government; (2) commercial insurance, and (3) medical crowdfunding, mutual aid and other social charities. Due to the relatively low awareness for health protection and under-penetrated insured population in China, compared to other developed markets such as the US and the United Kingdom, a significant protection gap exists.

China Total Healthcare Expenditure by Payment Methods (2019)

Source: iResearch Report

1.	Total healthcare expenditure via commercial insurance claims

Our market opportunity is significant as the medical protection need in China is largely underserved amid growing demand for access to better healthcare by large population. In 2019, the estimated medical protection gap, which was the portion of healthcare expenditure not covered by the social medical insurance, commercial insurance or other supplementary protection, was RMB4.7 trillion. The substantial gap indicates strong growth potentials for commercial insurance products, especially critical illness and injury, as well as general health and accident insurance products.

According to iResearch report, the size of the Chinese insurance market was the second largest in the world as measured by insurance premium in 2019. However, insurance penetration, defined as insurance premium over GDP, and insurance density, defined as insurance premium per capita, in China were still substantially lower than those in developed countries. According to iResearch report, the insurance penetration of China was 4.3% in 2019, compared to 11.4%, 10.3% and 9.0% in the United States, United Kingdom and Japan, respectively; and insurance density of China was US$431 in 2019, compared to US$7,495, US$4,361 and US$3,621 in the United States, United Kingdom and Japan, respectively.

Driven by the substantial medical protection gap and rising awareness for protection, the Chinese insurance market is expected to reach RMB8.0 trillion of total premiums by 2024 with a CAGR of 13.4% from 2019, among which, life and health insurance will be the key growth driver. In 2024, total premiums of China’s life and health insurance are expected to reach RMB6.2 trillion, with a CAGR of 14.9%.

By distribution channels, third-party insurance brokers and agents play an increasingly important role in the life and health insurance market. With the increasing demand from consumers for the more suitable products, GWP distributed via the third-party insurance brokers and agents channel is expected to reach RMB837.7 billion in 2024 according to iResearch report, representing 13.5% of the total life and health insurance premium, and a CAGR of 61.4% from 2019.

In recent years, with the development of technology and changing consumer preference, the insurance industry has been continuously digitalized. According to iResearch report, in 2019, China’s life and health insurance premiums from online channels represented 6.0% of the total market, and in 2024, this ratio is expected to increase to 13.4%, representing a CAGR of 35.0%. Online independent third-party insurance platforms, like us, are closer to the end consumers. Our technology and data insights allows us to profile an accurate user portrait and deepen understanding of consumer behavior, improving the distribution efficiency via targeted product design and diversified product offering, creating a more satisfactory customer experience and hence strengthening customer loyalty and retention rate.

Our Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors:

•	leading insurtech platform with trusted brand and superior growth;

•	innovative user acquisition and engagement model;

•	unique and comprehensive product offerings;

•	advanced technology and differentiated data insights; and

•	strong sense of mission and proven execution capabilities.

Our Strategies

We intend to accomplish our mission by pursuing the following growth strategies:

•	further expand user coverage and engagement to improve mindshare;

•	penetrate further into the insurance value chain with strategic partners;

•	invest in data analysis and technology infrastructure; and

•	deepen partnership with healthcare institutions to build up health ecosystem.

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and industry, risks related to our corporate structure, risks related to doing business in China and risks related to our ADSs and this offering. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	Our business and growth are significantly affected by the future prospects of third-party insurance brokerage and agency, medical crowdfunding, and mutual aid industries, which are rapidly evolving;

•	Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter;

•	We face intense competition and could lose market share, which could adversely affect our results of operations;

•	We have a history of net losses and negative cash flows from operating activities, which may continue in the future;

•	We face uncertainties relating to the change of regulatory regime;

•

The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations;

•	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations;

•	We may be subject to penalties against us for failure to manage our personnel engaging in insurance brokerage activities;

•

Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected; and

•	Any harm to our brand or reputation may materially and adversely affect our business.

Risks Related to Our Corporate Structure

•

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•	The contractual arrangements with our VIEs and their shareholders may not be as effective as direct ownership in providing operational control; and

•	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•	Uncertainties with respect to the PRC legal system could adversely affect us;

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within China;

•

The audit report included in this prospectus is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs; and

•

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to Our ADSs and This Offering

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

•

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline;

•

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Corporate History and Structure

We commenced our operation through Beijing Zongqing Xiangqian Technology Co., Ltd. (formerly known as Beijing Weizhong Culture Technology Co., Ltd.), or Zongqing Xiangqian, in 2016. We launched Waterdrop Mutual Aid platform in May 2016 and then launched Waterdrop Medical Crowdfunding platform in July 2016. Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, was established in December 2016 to operate Waterdrop Medical Crowdfunding platform. Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, was established in December 2016 to operate Waterdrop Mutual Aid platform. We acquired Shuidi Insurance Brokerage Co., Ltd. (formerly known as Baoduoduo Insurance Brokerage Co., Ltd.), or Shuidi Insurance Brokerage, in September 2016 to conduct insurance brokerage business and Tairui Insurance Agency Co., Ltd. in June 2020 to conduct insurance agency business and launched our Waterdrop Insurance Marketplace in May 2017. Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi was established in February 2018, which acquired Tianjin Jingbin Internet Technology Co., Ltd. in October 2019 to invest in and incubate new businesses. Miaoyi Hulian (Beijing) Technology Co., Ltd. was established in July 2018 to operate general healthcare and pharmaceutical services.

In May 2018, Waterdrop Inc. was incorporated in the Cayman Islands as an offshore holding company to facilitate our offshore financing activities. Shortly following its incorporation, Waterdrop Inc. established a wholly-owned subsidiary in Hong Kong, Waterdrop Group HK Limited, or Waterdrop HK. In October 2018, Waterdrop HK established its wholly-owned subsidiary in China, Beijing Absolute Health Ltd., or Absolute Health. In July 2019, Absolute Health established its wholly-owned subsidiary, Shanghai Danzheng Health Technology Co., Ltd., or Shanghai Danzheng.

In November 2018, we gained control over Zongqing Xiangqian and Shuidi Hubao, through Absolute Health, by entering into a series of contractual arrangements with Zongqing Xiangqian and Shuidi Hubao and their shareholders. In July 2019, we further restructured and entered into a series of contractual arrangements with Shuidi Hulian and its shareholders and started consolidating Shuidi Hulian as a VIE. Prior to that, Shuidi Hulian was a subsidiary of Zongqing Xiangqian. In October 2019, we gained control over Zhuiqiu Jizhi, through Absolute Health, by entering into a series of contractual arrangements with Zhuiqiu Jizhi and its shareholders.

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIEs and our VIEs’ principal subsidiaries, immediately upon the completion of this offering:

Notes:

(1)	Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering.

(2)	Mr. Peng Shen holds 100% of the equity interests in Beijing Shuidi Hubao Technology Co., Ltd.
(3)	Mr. Peng Shen and Mr. Wei Ran, an employee of the Company, each holds 99% and 1% of the equity interests in Beijing Shuidi Hulian Technology Co., Ltd.
(4)	Mr. Peng Shen and Mr. Guang Yang each holds 99% and 1% of the equity interests in Beijing Zhuiqiu Jizhi Technology Co., Ltd.
(5)	Mr. Peng Shen and Mr. Wei Ran, an employee of the Company, each holds 99% and 1% of the equity interests in Beijing Zongqing Xiangqian Technology Co., Ltd.

Our Strong Commitments to ESG and CSR

We are a company with strong ESG (environmental, social and corporate governance) and CSR (corporate social responsibility) elements. As our mission suggests, we aspire to bring insurance and healthcare service to billions, and it is our core value to contribute to the general public and society with a positive impact.

Our Waterdrop Medical Crowdfunding cumulatively enabled over 1.7 million patients with a large number of critical illness campaigns. As of December 31, 2020, we helped raise over RMB37 billion cumulatively without charging fundraisers. Our Waterdrop Charity platform also connects people through social charity campaigns effectively, cumulatively raising RMB846 million as of December 31, 2020 in campaigns responding to natural disasters and the COVID-19 pandemic.

We also apply our core principle of ESG and CSR to other aspects including governance, employee and environment. For governance, we established strict code of conduct with firm-wide social and environmental performance trainings, and proper and structured corporate governance framework. For employees, we highly value gender equality with female employees accounting for over 40% of our employees. We also provide supplementary health insurance to all of our employees. Our environmental efforts significantly promote digitization with substantially 100% digitization for policy contracts, saving approximately 140 million of pages each year.

Our contribution to the society is highly-recognized by many noticeable awards granted to us each year in connection with ESG and CSR matters. We will continue to dedicate to making social impact together with our business growth.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates is at least US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at Block C, Wangjing Science and Technology Park, No. 2 Lize Zhonger Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5339-4997. Our registered office in the Cayman Islands is located at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                      , located at                     .

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•

“FYP” are to first year premiums, which include all premiums that policyholders are obligated to pay for short-term policies and the premiums that policyholders are obligated to pay in the first policy year for long-term policies;

•	“GWP” are to gross written premiums, which include FYP and any premiums after the first policy year for long-term policies;

•	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

•

“our VIEs” are to Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi, Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian and Beijing Zongqing Xiangqian Technology Co., Ltd., or Zongqing Xiangqian;

•	“our WFOE” are to Beijing Absolute Health Ltd., or Absolute Health;

•	“RMB” and “Renminbi” are to the legal currency of China;

•

“first year premium retention rate” of a policy are to the rate of the premiums actually paid by the policyholder during the first policy year divided by that policy’s FYP, and references to our overall “first year premium retention rate” for a given year are to the FYP-weighted average first year premium retention rate of all insurance policies purchased on our platform during that year;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•

“Waterdrop,” “we,” “us,” “our company” and “our” are to Waterdrop Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option. Unless otherwise noted, all translations from Renminbi to U.S.

dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

The Offering

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares issued and outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs

Each ADS represents             ordinary shares, par value US$0.000005 per share. The ordinary shares represented by the ADSs held by public shareholders immediately after this offering will represent             % of all the ordinary shares issued and outstanding immediately after this offering.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately US$             million from this offering or approximately US$             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to enhance and expand our business operation, for research and development and general corporate purposes. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up

[We, our directors, executive officers, and all of our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of              ADSs offered in this offering to some of our directors, officers, employees, business associates and related other persons associated with us through a directed share program.]

Listing

We intend to apply to have the ADSs listed on the New York Stock Exchange under the symbol “            .” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2021.

Depositary

Summary Consolidated Financial Data

The following consolidated statements of comprehensive loss for the years ended December 31, 2018 and 2019, consolidated balance sheets data as of December 31, 2018 and 2019, and consolidated statements of cash flow data for the years ended December 31, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following consolidated statements of comprehensive loss for the nine months ended September 30, 2019 and 2020, consolidated balance sheets data as of September 30, 2020, and consolidated statements of cash flow data for the nine months ended September 30, 2019 and 2020, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

The following table sets forth a summary of our consolidated statements of comprehensive loss for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating revenue, net	238,149	1,510,965	222,541	973,218	2,197,605	323,672
Operating costs and expenses
Operating costs	(45,932)	(291,310)	(42,905)	(133,297)	(491,383)	(72,373)
Sales and marketing expenses	(184,943)	(1,056,494)	(155,605)	(610,807)	(1,464,110)	(215,640)
General and administrative expenses	(126,242)	(142,995)	(21,061)	(123,054)	(289,062)	(42,574)
Research and development expenses	(69,196)	(214,646)	(31,614)	(140,881)	(176,546)	(26,002)

Total operating costs and expenses	(426,313)	(1,705,445)	(251,185)	(1,008,039)	(2,421,101)	(356,589)

Operating loss	(188,164)	(194,480)	(28,644)	(34,821)	(223,496)	(32,917)

Other income/(expenses)
Interest income	2,428	10,533	1,551	6,805	17,682	2,604
Foreign currency exchange gain/(loss)	66	4,152	612	(2,239)	972	143
Others, net	(1,967)	817	120	(670)	8,512	1,255

Loss before income tax, and share of results of equity method investee	(187,637)	(178,978)	(26,361)	(30,925)	(196,330)	(28,915)

Income tax expense	(21,503)	(142,528)	(20,992)	(110,640)	(63,726)	(9,386)
Share of results of equity method investee	(54)	(29)	(4)	(22)	(15)	(2)

Net loss attributable to Waterdrop Inc.	(209,194)	(321,535)	(47,357)	(141,587)	(260,071)	(38,303)

Deemed dividend on modification on preferred shares	—	—	—	—	(67,975)	(10,012)
Deemed dividend upon issuance of warrants	—	—	—	—	(90,268)	(13,295)
Preferred shares redemption value accretion	(22,230)	(136,839)	(20,154)	(90,781)	(195,011)	(28,722)

Net loss attributable to ordinary shareholders	(231,424)	(458,374)	(67,511)	(232,368)	(613,325)	(90,332)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	839,572,645	1,203,526,000	1,203,526,000	1,203,526,000	1,171,992,375	1,171,992,375
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.28)	(0.38)	(0.06)	(0.19)	(0.52)	(0.08)

The following table presents our summary consolidated balance sheet data as of December 31, 2018 and 2019 and September 30, 2020.

	As of December 31,			As of September 30,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	196,101	964,476	142,052	1,148,639	169,176
Restricted cash	176,784	329,676	48,556	549,849	80,984
Accounts receivable	105,172	252,499	37,189	559,129	82,351
Contract assets	89,074	617,688	90,976	843,315	124,207
Total assets	706,722	2,555,906	376,445	3,873,460	570,502
Insurance premium payables(1)	165,983	320,237	47,166	579,641	85,372
Deferred revenue(2)	34,383	21,670	3,192	14,204	2,092
Accrued expenses and other current liabilities(3)	181,853	496,530	73,131	593,554	87,422
Deferred tax liabilities(4)	24,255	167,601	24,685	238,940	35,192
Total liabilities	428,504	1,054,394	155,296	1,500,860	221,054
Total mezzanine equity	579,009	2,207,831	325,179	3,575,541	526,621
Total shareholders’ deficit	(300,791)	(706,319)	(104,030)	(1,202,941)	(177,173)

Notes:

(1)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB166.0 million, RMB320.2 million and RMB579.6 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

(2)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB34.4 million, RMB21.7 million and RMB14.2 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

(3)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB167.0 million, RMB428.8 million and RMB402.9 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

(4)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB24.3 million, RMB167.2 million and RMB238.5 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

The following table sets forth our summary consolidated cash flow data for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(211,029)	(532,895)	(78,487)	(289,075)	(286,016)	(42,126)
Net cash provided by/(used in) investing activities	31,988	(45,955)	(6,768)	(129,038)	(354,267)	(52,178)
Net cash provided by financing activities	362,669	1,472,775	216,916	1,046,786	1,104,597	162,689
Effect of exchange rate changes on cash and cash equivalents	(1,973)	27,342	4,027	33,869	(59,978)	(8,832)

Net increase in cash and cash equivalents and restricted cash	181,655	921,267	135,688	662,542	404,336	59,553
Total cash and cash equivalents and restricted cash at beginning of year/period	191,230	372,885	54,920	372,885	1,294,152	190,607

Total cash and cash equivalents and restricted cash at end of year/period	372,885	1,294,152	190,608	1,035,427	1,698,488	250,160

Non-GAAP Financial Measures

We use two non-GAAP financial measures, adjusted net loss and adjusted EBITDA, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expense, foreign currency exchange gain or losses and share of results of equity method investee. Such adjustments have no impact on income tax. Adjusted EBITDA represents adjusted net loss excluding depreciation interest income and income tax expense.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss and adjusted EBITDA enable our management to assess our operating results without considering the impact of share-based compensation expense, foreign currency exchange gain or losses, share of results of equity method investee, depreciation interest income and income tax expense. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the years/periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(209,194)	(321,535)	(47,357)	(141,587)	(260,071)	(38,303)
Add:
Share-based compensation expense	47,812	27,996	4,123	21,872	168,026	24,747
Foreign currency exchange (gain)/loss	(66)	(4,152)	(612)	2,239	(972)	(143)
Share of results of equity method investee	54	29	4	22	15	2

Adjusted net loss	(161,394)	(297,662)	(43,842)	(117,454)	(93,002)	(13,697)
Depreciation and amortization	1,983	6,687	985	3,256	4,879	719
Interest income	(2,428)	(10,533)	(1,551)	(6,805)	(17,682)	(2,604)
Income tax expense	21,503	142,528	20,992	110,640	63,726	9,386

Adjusted EBITDA	(140,336)	(158,980)	(23,416)	(10,363)	(42,079)	(6,196)

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks and uncertainties and all other information contained in this prospectus before investing in our ADSs. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our ADSs could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our business and growth are significantly affected by the future prospects of third-party insurance brokerage and agency, medical crowdfunding and mutual aid industries, which are rapidly evolving.

We operate in three rapidly evolving industries. Our business and growth are highly dependent on the future growth and proliferation of third-party insurance brokerage and agency, medical crowdfunding and mutual aid industries in China, which could be affected by many factors beyond our control.

Firstly, third-party insurance brokerage and agency industry in China could be affected by, from the insurance carrier side, the close integration with and improvements in online infrastructure and technology, efficient access to insurance consumers, consumer base and insights, consumer acquisition costs and the separation of insurance product design and sales; and from the consumer side, by the continued formation of consumers’ online insurance policy purchasing habits, the selection, price and popularity of insurance products offered by insurance carriers, the demand for convenience, the reliability and security of third-party insurance brokerage and agency platforms and online insurance policy buying or claim settlement experience. In addition, third-party insurance brokerage and agency industry may also be affected by the overall prosperity of health and life insurance industry.

Secondly, the medical crowdfunding industry in China could be affected by the medical cost borne by patients, development of self-discipline conventions driven by industry leaders, the coverage of China’s national social medical insurance provided by the Chinese government and regulatory policies.

Thirdly, the mutual aid industry in China could be affected by reform of China’s medical safeguarding system, people’s awareness for protection and their disposable income and regulatory policies.

Our operation could also be significantly affected by the development of the healthcare industry, an adjacent industry to third-party insurance brokerage and agency, medical crowdfunding and mutual aid industries, in China. Major internet companies or traditional online healthcare service providers in China may start to offer or strengthen their offerings of competing products and services in the healthcare industry, utilizing their large user base and cross-selling advantages. As a result, our business and growth potential could be materially and adversely affected.

Our limited operating history and evolving business model make it difficult to evaluate our business and future prospects and the risks and challenges we may encounter.

We commenced our operation in 2016. Our evaluations of the business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from our expectation or we adjust our estimates in future periods, the investors’ perceptions of our business and future prospects could change materially, which may adversely affect our ADS price.

We have been actively exploring boundaries and synergy values of our business and expanding our services. We started with the mutual aid plan services in May 2016, under which we generate management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income. We may also enter into other healthcare related industries under our mission to bring insurance and healthcare service to billions through technology. Our constantly evolving business model makes it difficult to evaluate the risks and challenges we may encounter.

We face intense competition and could lose market share, which could adversely affect our results of operations.

The third-party insurance brokerage and agency industry in China is intensely competitive. Our current or potential competitors include (i) online third-party brokers and agents such as Ant Group and WeSure; and (ii) offline third-party brokers and agents such as Fanhua, Everpro and Datong. New competitors may emerge at any time. We also face competition from traditional insurance intermediaries such as bancassurance, tied agency channel of insurance carriers and direct sales channel of insurance carriers.

We currently mainly compete with Qingsong Crowdfunding for medical crowdfunding, and with Xianghubao for mutual aid plans. Additional players may also enter into these rapidly evolving industries.

Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. Our competitors may introduce platforms with more attractive products, content and features, or services or solutions with competitive pricing or enhanced performance that we cannot match. Some of our competitors may have more resources to develop or acquire new technologies and react quicker to changing requirements of consumers.

In addition, for the online insurance marketplace industry we operate in, our target insurance policy purchasers, PRC residents with potential insurance needs, may seek insurance products and services in well-equipped and developed neighboring insurance markets. We may fail to compete effectively with our competitors and industry participants in neighboring insurance markets.

We have a history of net losses and negative cash flows from operating activities, which may continue in the future.

We have incurred net losses and negative cash flows from operating activities each year since our inception and we may not be able to achieve or maintain profitability or positive cash flow in the future. We incurred net losses of RMB209.2 million, RMB321.5 million (US$47.4 million) and RMB260.1 million (US$38.3 million) in 2018, 2019 and the nine months ended September 30, 2020, respectively. Net cash used in our operating activities was RMB211.0 million, RMB532.9 million (US$78.5 million) and RMB286.0 million (US$42.1 million) in 2018, 2019 and the nine months ended September 30, 2020, respectively.

We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new users, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and take time to achieve profitability. With continuing net loss and negative cash flows from operating activities, we may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.

We face uncertainties relating to the change of regulatory regime.

We operate in a highly regulated industry in China, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China. Since the online insurance industry in China is evolving rapidly, the CBIRC has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change.

On December 14, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021. Shuidi Insurance Brokerage conducts online insurance brokerage business in the PRC and is subject to the Regulatory Measures. The Regulatory Measures significantly changes regulatory regime for online insurance business in various aspects. For example, the Regulatory Measures requires insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, the Regulatory Measures requires online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibits entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection. The Regulatory Measures also does not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products. We currently engage third party user acquisition channels to attract consumers for the insurance products offered on our platform. If our cooperation with such user acquisition channels is deemed to be in violation of the Regulatory Measures, we may be required to modify our business practice, which may result in reduction in our attraction to consumers. In addition, the Regulatory Measures sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level. It might be costly for us to stay in compliance with the heightened requirements and standards in the Regulatory Measures. The Regulatory Measures sets out a ramp-up process allowing market participants to achieve full compliance in phases until February 1, 2022; we, however, cannot assure you that we can timely adjust our current business operations to achieve and maintain full compliance. For details of the Regulatory Measures, see “Regulations—Regulations on Internet Insurance Business.”

The regulatory framework in China’s insurance industry is evolving and undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations. We may have to adjust our business practice and operations to comply with the continuously changing regulatory requirements. For example, in January 2021, the CBIRC published the draft Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Draft Circular, for comment among insurance industry participants. The Draft Circular requires that each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance shall be equal. We provide our consumers the option of monthly payments and the first month payment of premium of certain insurance products is typically lower than subsequent installments. We may be required to change such payment regime to comply with the Draft Circular, if the Draft Circular is enacted. The adjustment of such payment regime may result in reduction in our attraction to consumers. The Draft Circular also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the relevant insurance products and adversely affect our financial condition. In addition, pursuant to the Draft Circular, insurance intermediary institutions that conduct the sales of ordinary life insurance products and annuity and pension insurance products longer than ten-year term shall meet certain conditions, including, among others, having not received any administrative penalty or regulatory actions imposed or taken by any governmental authorities over the last twelve months. We were subject to an administrative penalty imposed by the local counterpart of the CBIRC in July 2020 due to failure to provide legally required disclosure on our platform to our consumers, and inaccurate or incomplete information of insurance products on our platform in our past practice. We may be restricted to the sales of such insurance products, if the Draft Circular is enacted. As of the date of this prospectus, the Draft Circular is still pending approval and has not come into effect. It remains uncertain when and how the Draft Circular would come into effect, and whether and how CBIRC would promulgate relevant rules related to us. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers. As a result, our business and results of operations might be materially and adversely affected.

Furthermore, our medical crowdfunding business and mutual aid business currently have no specific governing laws and regulations as such industries are relatively nascent and are at their early stages of development, and we expect to experience strengthened regulatory environment along with rapid industry evolution. Currently, mutual aid plan is not regulated as an insurance product in China. However, as more companies began to follow our lead and roll out identical or similar mutual aid plans, regulatory authorities in China may determine to regulate these plans as an insurance product, or otherwise impose comprehensive regulatory oversight, which may add considerable compliance complexity and cost with respect to our mutual aid plans. Regulatory or administrative authorities may impose new requirements relating to, among other things, new and additional licenses, permits and approvals or governance or ownership structures on us for operating medical crowdfunding business and mutual aid business in the future. For example, if the competent PRC authorities promulgate new laws or regulations in future which require approvals, licenses or permits to operate our medical crowdfunding business or mutual aid business, we may not be able to obtain the required approvals, licenses or permits in a timely manner, or at all. In addition, for the funds contributed by donors in our medical crowdfunding platform and participants of mutual aid plans, we have entered into agreements with a commercial bank, under which the bank provides fund custodian services. If regulatory authorities in China promulgate new laws or regulations regulating online crowdfunding business and mutual aid business, including but not limited to the custodian mechanism, in the future, we may need to amend the relevant agreements or modify our current business practices to comply with new regulatory requirements, the process of which could be costly and uncertain, or even discontinue the relevant business. If any of the foregoing or other changes of the applicable PRC laws and regulations that have any adverse impact on our businesses was to occur, our business and financial condition might be materially and adversely affected.

The administration, interpretation and enforcement of the regulations applicable to us are evolving and involve uncertainties. We may not be able to stay in constant compliance with the rapidly evolving regulations.

Our business is subject to governmental supervision and regulation by various PRC governmental authorities, and regulatory bodies may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. The CBIRC and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. In certain circumstances it may be difficult to determine which actions or omissions may be deemed to be in violation of applicable laws, regulations or regulatory requirements. For example, historically, we have offered certain insurance consumers free insurance coverage upgrades as part of our sales and marketing activities and the outreaching and conversation by our customer service personnel with such users were considered as conducting telesales of insurance products business by the local regulatory authorities. Pursuant to the relevant PRC laws, insurance companies can operate telesales of insurance products business through establishing call centers or collaborating with insurance agencies. We have implemented various measures in response to the alleged non-compliance. In particular, we examined our practice and set up strict internal control policies to deter our customer service personnel misconduct, including among others, prohibiting our customer service personnel from active calling out without the prior consent of users. However, we cannot assure you that our customer service personnel will not engage in any misconduct, and we are uncertain as to whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. Furthermore, due to the lack of further interpretations, the exact definition and scope of

“conducting telesales of insurance products business” under the current regulatory regime is unclear. It is uncertain whether we would be deemed to operate telesales of insurance products business because of the conversation by our customer service personnel. In addition, the current PRC laws and regulations remain unclear as to whether our customer service personnel are required to complete the qualification registration as insurance brokerage practitioners in accordance with the relevant PRC laws and regulations. Given the evolving regulatory environment of the insurance industry, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license to continue our customer services or complete qualification registration for our customer service personnel in a timely manner. If we fail to comply with these laws and regulations, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

In addition, we have been expanding our businesses and may enter into new business areas as we see fit. Due to the complexities and uncertainties of PRC laws and regulations governing the new industries we are going to operate our business in, we cannot assure you that all our new business operations in the future will be in compliance with the relevant laws and regulations applicable to the new industries.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.

Our business is subject to regulation, and we are required to obtain applicable licenses, permits and approvals from different PRC regulatory authorities in order to conduct or expand our business, including, but not limited to, Insurance Brokerage License, Insurance Agency Business License, license for provision of internet information services, or ICP License, Internet Pharmaceutical Information Service Qualification Certificate and Pharmaceutical Business License. We have obtained and maintained all licenses and permits material to our business as described above as required by the PRC regulatory authorities. We cannot assure you that we will be able to maintain existing licenses and permits or renew any of them when their current term expires. If we are unable to maintain one or more of the current licenses and permits, or obtain such renewals, the operations and prospects of our business could be materially disrupted. Furthermore, if the relevant governmental authorities consider that we were operating without the proper approvals, licenses or permits, or the relevant governmental authorities promulgate new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business and we are not able to obtain such approvals, licenses or permits or adjust our business model in a timely manner, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business. Any of these actions by the relevant governmental authorities may have a material adverse effect on our business and results of operations.

We may be subject to penalties against us for failure to manage our personnel engaging in insurance brokerage activities.

The practice of insurance intermediary personnel is strictly regulated under the PRC laws and regulations. Personnel who engage in insurance brokerage activities are required to be registered with the insurance intermediary regulatory information system of the CBIRC. Insurance brokerage companies that engage in unregistered personnel may be subject to warnings, fines and other penalties by regulatory authorities. In addition, on March 12, 2019, the CBIRC issued the Notice for Professional Insurance Intermediaries to Conduct the Verification of Insurance Practitioners’ Practice Registration, requiring that all insurance intermediary institutions to complete the registration for their personnel with the local branches where such personnel are practicing and to complete self-check and verification of the registration of all of the registered personnel by July 31, 2019. Some of our insurance brokerage personnel were found being registered with Shuidi Insurance Brokerage rather than its branches where such personnel were practicing. We cannot assure you that we will be able to complete the registration for all of our insurance brokerage personnel in a timely manner due to the increasing number of our insurance brokerage personnel, or that the relevant regulatory authorities would not retrospectively find deficiency in the registration of these personnel and subject us to penalties. Furthermore, the personnel can only practice within the scope specified by the insurance brokerage company that he/she is registered with. We have implemented policies to ensure our insurance brokerage personnel to practice in compliance with the relevant PRC regulations. Nevertheless, there can be no assurance that all of such personnel will not practice outside the scope specified by us, or that such personnel will strictly abide by these policies or take their responsibilities under the applicable laws and regulations in connection with insurance brokerage services, which may subject to fines and other administrative proceedings.

Our historical growth rate may not be indicative of our future performance and if we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

We have experienced rapid growth since our inception, particularly in terms of the number of insurance consumers, the FYP generated through us, the number of mutual aid plan participants and cumulative fund we help patients raise. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. If our growth rates slow or decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.

We cannot assure you that we will be able to effectively manage the future growth of our rapidly evolving business. We started with the mutual aid plan services in May 2016, under which we generate management fee income as an operator of the mutual aid plans, and then launched Waterdrop Medical Crowdfunding in July 2016. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income, and we expect to continue to experience business growth and expansion in the future. We plan to further expand user coverage and engagement to improve mindshare, penetrate further into the insurance value chain with strategic partners, invest in data analysis and technology infrastructure and deepen partnership with medical institutions to build up health ecosystem. We cannot assure you that our growth initiatives will succeed.

Any harm to our brand or reputation may materially and adversely affect our business.

The brand recognition and reputation of our “Waterdrop” brand and the successful maintenance and enhancement of our brand and reputation have contributed and will continue to contribute significantly to our success and growth.

Any negative perception and publicity, whether or not justified, such as complaints and accidents in relation to user experience or quality of services, including inappropriate behavior of the crowdfunding consultants and sales personnel, could tarnish our reputation and reduce the value of our brand. Further, our competitors may fabricate complaints or negative publicity about us for the purpose of vicious competition. With the increased use of social network, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to respond and mitigate effectively.

We are also subject to negative publicity regarding our platform participants, whose activities are out of our control. Negative public perception on the insurance products by insurance carriers on our platform or that insurance carriers on our platform do not provide satisfactory customer services, even if factually incorrect or based on isolated incidents, could undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users.

Our Waterdrop Insurance Marketplace business may be negatively affected if the insurance carriers on our platform do not continue their relationship with us or if their operations fail.

Our relationship with insurance carriers is crucial to our success. We generate a substantial portion of our revenues from commission fees paid by insurance carriers. Certain insurance carriers have accounted for a significant portion of our revenues in the past. Anxin Insurance accounted for 43.4%, 44.2% and 21.2% of our total operating revenue in 2018 and 2019 and the nine months ended September 30, 2020, respectively, respectively. ZhongAn Insurance accounted for 21.7% of our total operating revenue in 2018 and China Taiping Insurance accounted for 21.9% and 26.0% of our total operating revenue in 2019 and the nine months ended September 30, 2020, respectively. Hongkang Life Insurance accounted for 10.9% of our total operating revenue in the nine months ended September 30, 2020. If one or more of them fail to make payments to us, the settlement of our accounts receivable and financial position would be materially and adversely affected. While we continually seek to diversify insurance carriers on our platform, there can be no assurance that the concentration will decrease.

Our arrangements with insurance carriers are typically not exclusive, and they may have similar arrangements with our competitors. If insurance carriers are dissatisfied with our services and solutions or find us ineffective in enhancing their profitability, they may terminate their relationships with us. Moreover, insurance carriers we work with may develop their own technology capabilities to serve policy holders online.

Furthermore, if insurance carriers or the reinsurance companies they partner with fail to properly fulfill their obligations as insurers under the insurance policies sold on our platform, our users may lose faith in our platform.

A significant portion of the FYP generated through us is contributed by a limited number of insurance products. If we cannot continue to offer these insurance products on our platform for any reason or the popularity of these products declines, our brokerage income may decrease.

A significant portion of the FYP generated through us is from a limited number of popular insurance products, primarily our health and life insurance products. We believe the concentration was partially due to the comprehensive protection coverage with reasonable policy terms which makes these insurance products more attractive than others. Although we plan to continue diversifying our product offerings, launch more tailor-made insurance products, expand our user base and generate brokerage income from a wider variety of insurance products, we cannot guarantee you that we will be able to succeed, and that such concentration will decrease. If we cannot continue to offer these popular insurance products for any reason or the popularity of these products decline, our brokerage income may decrease.

Our revenue and profitability might be adversely impacted if the commission level of our insurance brokerage service declines.

We are engaged in the insurance brokerage business and derive revenues primarily from commission fees paid by the insurance carriers whose insurance policies our consumers purchase. The commission fee rates are negotiated between insurance carriers and us, and are based on the premiums that the insurance products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance carriers. These factors, which are beyond our control, include the capacity of insurance carriers to place new business, profits of insurance carriers, consumer demand for insurance products, the availability of comparable products from other insurance carriers at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers. In addition, premium rates for certain insurance products are tightly regulated by the CBIRC. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our profitability.

We may not be successful in increasing the proportion of long-term health and life insurance products.

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term protection products. We began to offer long-term health and life insurance products in the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance, through our interactions with them. Long-term health and life insurance products accounted for 17.4% of the FYP generated through us in 2020, and the FYP per consumer increased from RMB590.1 in 2018 to RMB1,143.2 in 2020. The FYP per policy increased from RMB442.6 in 2018 to RMB819.1 in 2020. The increasing sales of long-term health and life insurance products is beneficial to our business as it brings us a steady cash flow during the whole insurance period. If we fail to migrate our insurance consumers to long-term health and life insurance products, our results of operation may be adversely affected.

If we fail to bring in new patients to our Waterdrop Medical Crowdfunding platform, our business and results of operations could be adversely affected.

We mainly rely on our offline crowdfunding consultants to bring in new patients and rely on social network link sharing practice to reach potential donors. The success of our Waterdrop Medical Crowdfunding platform largely depends on our ability to bring in new patients to our platforms. We must continue to help patients efficiently launch crowdfunding campaigns and withdraw the funds raised for medical treatments. The number of donors and amount of fund raised largely depend on the wide dissemination starting from the patients’ relatives, friends and acquaintances, and expansion of outreach through the social network, which may be beyond our control. If we fail to bring in new patients to our Waterdrop Medical Crowdfunding platform, our crowdfunding business will suffer, which may lead to less traffic direction to our insurance marketplace.

Our offline crowdfunding consultancy at hospitals by crowdfunding consultants may be restricted or banned.

The operation of our Waterdrop Medical Crowdfunding platform largely relies on offline crowdfunding consultancy at hospitals by crowdfunding consultants. Our crowdfunding consultants play an important role in discovering the patients in need of medical funds, helping patients fill in personal information and upload medical documentation and verification of the patients’ medical records and financial status. If our relationship with hospitals worsens, the crowdfunding consultants may be banned from entering the hospitals or patients’ wards, which may materially affect our offline crowdfunding consultancy of our crowdfunding business.

If we fail to bring in and retain new participants and consumers and increase engagement of existing users on our Waterdrop Mutual Aid and Waterdrop Insurance Marketplace platforms, our business and results of operations could be adversely affected.

Our future growth depends on our ability to continue to bring in and retain new participants and consumers and increase engagement of existing participants and consumers on our Waterdrop Mutual Aid and Waterdrop Insurance Marketplace platforms. We must stay abreast of emerging user preferences and product trends that will appeal to existing and potential participants and consumers. Our platforms make personalized recommendations of and insurance products to users based on their needs, and offer a comprehensive suite of services to ensure a smooth and efficient experience. For users on our insurance marketplace, we also develop insurance products in cooperation with insurance carriers to meet their evolving needs. Our ability to provide these products and services is dependent on our expertise and our data analytical capabilities. However, there is no assurance that the products and services that we offer will cater to the needs of potential or existing users, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If users cannot find their desired mutual aid plans or insurance products on our platform at attractive prices and terms, or find their experience with us dissatisfactory, they may lose trust in us, terminate their memberships, surrender their existing policies and turn to other platforms, which in turn may materially and adversely affect our business, financial condition and results of operations.

In addition, if we fail to cost-effectively bring in and retain new users and increase engagement of existing users on our Waterdrop Mutual Aid platform, our medical crowdfunding and mutual aid businesses will suffer, which may also lead to less traffic direction to our insurance marketplace. Approximately 57.8%, 18.6% and 4.6% of the FYP generated through Waterdrop Insurance Marketplace for 2018, 2019 and 2020, respectively, was sourced from traffic from our mutual aid platforms. If our mutual aid businesses suffer or if we fail to effectively convert the internal user traffic, the user acquisition capabilities of our Waterdrop Insurance Marketplace platform will be adversely affected.

Failure to deal effectively with any fraud perpetrated on our platforms could harm our business and reputation.

We face risks with respect to fraudulent activities on our platforms. We cannot fully eliminate insurance fraud and adverse selection insurance behaviors. Some patients on Waterdrop Medical Crowdfunding platform have been reportedly falsifying medical or financial records to raise funds. Some participants of Waterdrop Mutual Aid platform may make false medical payout applications.

Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that these measures will be effective in combating fraudulent transactions. In addition, illegal, fraudulent or collusive activities by our employees, crowdfunding consultants or third party agents could also subject us to liability and negative publicity. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted online platform, which could adversely affect our business.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

We were involved in litigations and other disputes in the ordinary course of our business, which include lawsuits, arbitration, regulatory proceedings and other disputes relating to our business. Along with growth and expansion of our business, we may be involved in litigations, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigations and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage in to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

Our current risk management system may not be able to exhaustively identify or mitigate all risks to which we are exposed.

We have established risk management, quality control and internal control systems, consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, crowdfunding consultants, customer service personnel or other third parties, including but not limited to our users and business partners, or other events that are out of our control.

We may fail to accurately and timely process payout applications under mutual aid plans.

We must accurately and timely evaluate and process payout applications that are made under mutual aid plans. Many factors affect our ability to process payout applications accurately and timely, including the efficacy of our artificial intelligence payout applications processing, the training and experience of our payout application reviewers and independent third-party application investigators, and our ability to develop or select and implement appropriate procedures and systems to support our payouts functions.

As our Waterdrop Mutual Aid platform grows, we may encounter errors in any of the large number of payouts applications we process through our complex administrative systems. Any mistakes during the payout process may harm our business, reputation, results of operations, or financial condition. In addition, if we are unable to obtain necessary and accurate information from participants, we may be unable to process payout applications, which may harm our business, reputation, results of operations, or financial condition. If shared cost per participant continue to increase, some of the participants may decide to withdraw from the mutual aid plan, which would have a material adverse effect on the operations of Waterdrop Mutual Aid platform. Furthermore, any failure to payout accurately or timely could also lead to material litigation, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition and results of operations.

If our payout application reviewers are unable to effectively process payout applications or independent third-party application investigators made mistakes in the investigation processes, our ability to grow our business while maintaining high levels of user satisfaction could be compromised, which in turn, could adversely affect our business.

We may not be able to ensure the accurate and complete disclosure of insurance product information.

Our users rely on the insurance product information we provide on our platform. We had in the past failed to provide legally required disclosure on our platform to the attention of our users, including failure to indicate name of certain insurance products for filing on visible place of our platform and failure to indicate payment methods for insurance premiums, issuance and delivery methods for insurance documentation, the procedure for policy cancellation and payment method for refund of cancelled policies and had been subject to fines. We had rectified the abovementioned failure in disclosure. If we provide any inaccurate or incomplete information on our platform due to either our own fault or that of insurance carriers, our consumers making the insurance purchase relying on the information may fail to receive the protection they expect and we may be warned or penalized by regulatory authorities, and our reputation could be harmed and we could experience reduced user traffic to our platform.

We may not be able to recommend the insurance products most suitable to our users.

Our search and recommendation engine may fail to function properly. The data provided to us by our users, insurance carriers and user acquisition channels may not be accurate or up to date. Our insurance agents and consultants may not fully understand users’ insurance needs and recommend suitable products to them. If our users are recommended insurance products that do not suit their protection needs, they may lose trust in our platform. Meanwhile, insurance carriers may find our recommendation ineffective. Our users and insurance carriers may consequently be reluctant to continue to use our platform.

Some of our shareholders offer similar products or services competing with ours.

Some of our shareholders also offer products and services competing with ours. For example, WeSure, Tencent’s online insurance brokerage platform offers online insurance distribution services as we do. Meituan Mutual Aid historically offered mutual aid plans. Tencent and Meituan currently beneficially owns 22.1% and 1.0% of our ordinary shares, respectively, and will own             % and             %, respectively, immediately upon the completion of this offering. Internet conglomerates in China, such as Tencent and Meituan, have strong technological capabilities, and may independently develop more products and services competing with ours in the future. If competition between us and our shareholders becomes more intense in the future or they cease to cooperate with or provide support to us, our business and results of operations may be materially and adversely affected.

We face risks in properly managing the large amount of cash contributed by donors in our crowdfunding platform and participants of mutual aid plans.

The funds contributed by donors in our crowdfunding platform and participants of mutual aid plans are deposited in segregated bank accounts. We have entered into agreements with a commercial bank to act as a custodian bank and manage the different accounts. The bank follows our instruction with regard to withdrawal or transfer of funds. If we send incorrect instructions to the bank, the funds may be mistakenly withdrawn or transferred, which may give rise to disputes and claims against us.

We may face disruption to our technology systems and resulting interruptions in the availability of our services.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We rely on our scalable technology infrastructure and corresponding mobile apps, Weixin mini-programs and official accounts connecting our network with those of our various platform users. However, our technology systems or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology systems and infrastructure, and users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. For instance, our medical crowdfunding needs constant calculation of amounts donated by donors and distributed to patients and our mutual aid businesses need constant calculation about the payouts to and allocated payout amounts from mutual aid participants, which may require additional capacity as our businesses further scale.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platform or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill user request, reduced fund raised, FYP or size of mutual plans and the attractiveness of our platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business.

Data security breach could happen on platform.

Our platform stores and processes certain personal and other sensitive data provided by users on our platforms, and we make certain personal information provided by the user or third party data providers available to banks or insurance carriers with user consent. Personally identifiable and other confidential information is increasingly subject to legislation and regulations in China and numerous foreign jurisdictions. The PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, the Standing Committee of the PRC National People’s Congress promulgated the Draft Personal Information Protection Law on October 21, 2020 for public opinion, which if enacted, is setting forth more specific requirements on protection of electronic or non-electronic information which is related to identified or identifiable natural persons. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. We cannot assure you that our existing privacy and personal protection system and technical measures will always be considered sufficient under applicable laws, regulations and other privacy standards. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business. We may also be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area.

We may not be able to access or accumulate sufficient data for business analysis.

We highly rely on our data in every step of our business, in particular, the entire insurance value chain, including research and co-design of insurance products, risk management, claim settlement, and policy holder services. We also rely on our data in the development and operation of mutual aid plans and medical crowdfunding business. We currently also use external data sources for our business analysis, which can become unavailable due to regulatory restrictions or other reasons.

Our business may be negatively impacted if the information that we receive from third parties for user verification purpose is inaccurate.

In order to verify the personal and financial information provided by our users, we obtain information from independent third-party data providers. We accordingly establish personal profiles for users and process the users’ crowdfunding campaigns, mutual aid plan enrollment, insurance policy purchase request and claims settlement applications based on such information we collect and the comparison of the information from third parties against those provided by the users themselves. However, as credit reporting systems for individuals in China are in their early stages of development, there are limited public sources available to verify the financial and other information of individual user, and the systems may not be able to reflect the actual profiles of these users constantly and accurately. Although we have developed our risk management and control procedures and policies and have devoted efforts to verifying the information provided by the users before we offer them our products or services, the effectiveness of such risk management is conditioned on the accuracy and completeness of the user information we obtain. We cannot guarantee the completeness or accuracy of any information we obtain with respect to any particular user. If the data and information we rely on are inaccurate or obsolete, we are exposed to higher risks of fraudulent user behavior . As a result, our business and operations could be materially and adversely affected.

We may fail to maintain the capability and accuracy in actuarial analysis.

We operate an intelligent system where we code underwriting criteria set by insurance carriers in our system and the system automatically generates eligibility for purchasing insurance products. Leveraging our deep understanding of consumer needs and actuarial capabilities, we also collaborate with some insurance carriers to co-design new insurance products. The design and specification of the mutual aid plan also requires accurate actuarial analysis and pricing modeling. The proper functioning of our actuarial and statistical analysis, products pricing suggestion, risk management, financial control, accounting, user database, user service and other data processing systems is highly critical to our business and our ability to compete effectively. We rely on our dedicated talents with actuarial expertise to conduct actuarial analysis, and we rely on our research and development team to enhance our data capabilities to perform pricing modeling. We cannot guarantee you that we will successfully retain our employees with actuarial expertise or to hire new ones.

Our proprietary artificial intelligence algorithms may not operate properly.

We utilize the data gathered from the application process to determine whether or not to enroll a certain user to mutual aid plans. Similarly, we partly use proprietary artificial intelligence algorithms to process or review many of the payout applications for the mutual aid plans and assist selected insurance carrier with claim information compilation and preliminary review of claim information. The data that we gather through our interactions with our users is evaluated and curated by proprietary artificial intelligence algorithms. The continuous development, maintenance and operation of our deep-learned backend data analysis engine is complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors, for example, with new capabilities incorporating artificial intelligence. If our data analysis do not function reliably, we may incorrectly reject the applications or incorrectly pay under the mutual aid plans. Either of these situations could result in user dissatisfaction with us, which could cause users to withdraw from mutual aid plans. Additionally, our proprietary artificial intelligence algorithms may lead to unintentional bias and discrimination in the payout process under the mutual aid plans, which could subject us to legal or regulatory liability.

We leverage third-party user acquisition channels to bring in some of new users to our platforms and may incur significant costs on paying our user acquisition channels service fees.

In addition to growing our user base organically, we also cooperate with our user acquisition channels to convert their user traffic to user base of our platform. If our user acquisition channels do not renew their agreements with us, choose to work with our competitors, or terminate their cooperation with us, we may lose potential users and our business and results of operations will be negatively affected. In addition, if our user acquisition channels lose influence over their traffic or otherwise fail to effectively convert their users to our users, our business and results of operations may suffer.

Furthermore, we have incurred significant expenses on paying third-party user acquisition channels marketing fees. If certain of existing third-party user acquisition channels require higher rates of marketing fees or we fail to negotiate favorable terms with them or find new third-party user acquisition channels, our cost of user acquisition may increase, and our results of operations may be adversely affected.

If insurance carriers, user acquisition channel partners, other business partners, outsourced customer service personnel or other ecosystem participants engage in any misconduct or cause errors to occur in our operation, our business could be materially and adversely affected.

We are exposed to the risk of misconduct by third-party user acquisition channel partners, outsourced customer service personnel or other ecosystem participant and/or business partners to interact with users and provide various services. Misconduct could include making misrepresentations when marketing insurance products to users, recommending mutual aid plans, hiding or falsifying material information in relation to insurance contracts and mutual aid plans terms, colluding with applicants, insureds, or beneficiaries to obtain insurance or mutual aid benefits, failing to disclose legally required information to users, engaging in false claims or otherwise not complying with laws and regulations or our internal policies or procedures. Any of the aforementioned misconduct by parties we cooperate with may cause potential liabilities of us, and further subject us to regulatory actions and penalties. If any third parties that are important to our operations are sanctioned by regulatory actions, our business operations will be disrupted or otherwise negatively affected.

We are subject to payment processing risk.

We accept a wide variety of payment methods, including bank transfers and online payments through third-party online payment platforms such as Weixin Pay, UnionPay and Alipay, in order to ensure smooth user experience. For certain payment methods, we pay varying transaction fees, which may increase over time and increase our operating costs and lower our profit margins. We may also be subject to fraud, money laundering and other illegal activities in connection with the various payment methods we accept.

We are also subject to various regulations, rules and requirements, regulatory or otherwise, governing online payment processing and fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from users, process electronic fund transfers or facilitate other types of online payments.

Our future growth depends on the further acceptance of the internet as an effective platform for distributing insurance products and content.

The internet, and particularly the mobile internet, has gained increasing popularity in China as a platform for insurance products and content in recent years. However, certain participants in the industry, especially traditional insurance companies, and many insurance clients have limited experience in handling insurance products and content online, and some insurance customers may have reservations about using online platforms. For example, clients may not find online content to be reliable sources of insurance product information. Some insurance companies and reinsurance companies may not believe online platforms are secure for risk assessment and risk management. Others may not find online platforms effective when promoting and providing their products and services, especially to targeted clients in lower-tier cities or rural areas. If we fail to educate the insurance customers about the value of our platform and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and particularly the mobile internet as an effective and efficient platform for insurance products and content is also affected by factors beyond our control, including negative publicity and restrictive regulatory measures. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

User growth and activity on mobile devices depend upon effective use of our mobile applications and third-party mobile operating systems that we do not control.

We are dependent on our users’ downloading and effective use of our mobile applications for their particular devices. We are further dependent on the interoperability of our mobile applications with third-party mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our mobile applications could adversely affect the usage of our applications on mobile devices.

As new mobile devices and operating platforms are released, we may experience delay or difficulties in updating and integrating our mobile applications for these alternative devices and platforms and we may need to devote significant resources to the development, support and maintenance of such applications. Problems may also arise with our relationships with providers of mobile operating systems or mobile application download stores, such as our applications may receive unfavorable treatment compared to competing applications on the download stores. In the event that it becomes difficult for our consumers to access and use our applications on their mobile devices, our consumer growth could be harmed and our business and results of operations may be adversely affected.

We may fail to protect our intellectual properties.

We regard our software registrations, trademarks, patents, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In particular, some of our trademark applications for certain categories have been rejected, and we have applied for administrative reviews on such rejections. However, there can be no assurance that we will obtain such trademarks and any other trademarks that are crucial to our business in the future. Thus, we may be unable to prevent others from using such trademarks or suing us for infringement, or even unable to continue to use such trademarks in our business.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can also provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. As of the date of this prospectus, we are still in the process of applying for two trademarks, which may be considered to resemble the trademarks held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We may fail to make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are supplemental to our business and operations, including opportunities that can help us further expand our product and service offerings and improve our technology system. However, strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. In addition, we may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

The costs of identifying and consummating strategic acquisitions may be significant and subsequent integrations of newly acquired companies, businesses, assets and technologies would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The acquired businesses or assets may not generate the financial results we expect and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. If our portfolio do not perform as we expect, our results of operation and profitability may be adversely affected.

Any deterioration in our ability to leverage our relationship with Tencent, particularly regarding our Weixin-based link sharing practice, could have a material adverse effect on our business and prospects for growth.

Our business has benefited from our collaboration with Tencent, one of our principal shareholders, and we expect to continue to be leverage our collaboration with Tencent in the foreseeable future. As of the date of this prospectus, Tencent holds approximately 22.1% equity interests of our Company on an as-converted basis.

Our medical crowdfunding business largely relies on Weixin-based link sharing practice. Once a crowdfunding campaign is launched, a link to the crowdfunding campaign will be created and available for sharing. Starting from sharing by the patients’ relatives, friends and acquaintances, the link will be widely disseminated to a broader social network, which greatly helps the increase of number of donors and amount of fund raised. If the link sharing practice is restricted or becomes otherwise unavailable, the patients may not be able to raise enough funds for medical treatment, which may divert them to other crowdfunding platforms and our medical crowdfunding business will be materially affected. Our mutual aid platform and insurance marketplace which partially relies on traffic from our medical crowdfunding business may also suffer.

In addition, we also operate our business through our Weixin official accounts and mini-programs. Users may access our products or services through Weixin mini-programs, operated by us. Furthermore, there are links embedded in the publications on our official accounts or mini-programs which will direct the users to download or launch our Apps. If our official accounts or mini-programs cannot work due to service shutdown or the links directing to our own Apps are blocked by Tencent as a result of any deterioration in our relationship with Tencent, our users may not be able to use or easily access our products or services.

We cannot assure you that we will be able to maintain the current level of cooperation with Tencent in the future. If our collaborative relationship with Tencent, particularly regarding the Weixin-based link sharing practice, is terminated or curtailed, or if any of the commercial terms between us and Tencent are revised or made less favorable to us, or if Tencent does not continue to or adequately promote our products and services, our ability to operate our business may be impaired and we may, in the worst case scenario, completely lose our ability to conduct links sharing practice, operate our official accounts and mini-programs or promote our business on Tencent platforms.

Our success depends on the continuing efforts of our senior management and key employees.

Our future success is significantly dependent upon the continued service of our senior management and other key employees. If we lose their service, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. Our founder and chief executive officer, Mr. Peng Shen, and other management members are critical to our vision, strategic direction, culture and overall business success. If there is any internal organizational structure change or change in responsibilities for our management or key personnel, or if one or more of our senior management members were unable or unwilling to continue in their present positions, the operation of our business and our business prospects may be adversely affected. Our employees, including members of our management, may choose to pursue other opportunities. If we are unable to motivate or retain key employees, our business may be severely disrupted and our prospects could suffer. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that our management members would not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

If we are unable to recruit, train and retain talents, our business may be materially and adversely affected.

We believe our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for personnel with expertise in insurance, sales and marketing, technology and risk management is extremely intense in China. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and our ability to serve users and business partners could diminish, resulting in a material adverse effect to our business.

We may not be able to raise additional capital when desired, on favorable terms or at all.

We need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges on par with or senior to those of existing shareholders.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We maintain certain insurance policies to safeguard us against risks and unexpected events, including professional liability insurance and insurance broker/agent practice liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees pursuant to applicable PRC laws. We do not maintain business interruption insurance. We consider our insurance coverage to be sufficient for our business operations in China. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other deficiencies, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the New York Stock Exchange after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our annual report in our second annual report after becoming a public company. Prior to this offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ADSs and we could be subject to sanctions or investigations by the New York Stock Exchange, SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We have granted and may continue to grant options under our share incentive plan.

We adopted our 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2018 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of share awards. As of the date of this prospectus, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2018 Plan is 384,159,746 ordinary shares, and we have outstanding options with respect to 219,797,268 ordinary shares granted to our employees, directors and consultants under the 2018 Plan. We expect to incur substantial share-based compensation expenses in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. Further, we may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our equity incentive plan from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods following this offering. For further information on our equity incentive plan and information on our recognition of related expenses, please see “Management—Share Incentive Plans.”

Our business has been and may continue to be adversely affected by the outbreak of COVID-19.

The current COVID-19 pandemic has already adversely affected our business. COVID-19 caused temporary closures of our offices and implementation of short-term measures for employees to work remotely from home in our headquarter and other offices, which resulted in decreased productivity of our workforce. As the hospitals were locked down in the beginning of 2020 according to government orders, our crowdfunding consultants could not enter the hospitals or patients’ wards during the lock-down period, which to certain extent adversely impacted the leads-sourcing activities in our crowdfunding business. We, insurance carriers and user acquisition channels and other business partners have been gradually recovering from the general shutdown and delay in commencement of operations in China since the beginning of March. Even though our business is currently operational, our operating efficiency and capacity may still be adversely affected by the COVID-19 pandemic mainly due to the necessity to comply with disease control protocols in business facilities and hospitals. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. There may be potential impacts on our results of operations if the pandemic and the resulting disruption were to extend over a prolonged period.

In addition, if the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this prospectus may be exacerbated or accelerated at a heightened level.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. In recent years, there have been outbreaks of epidemics in China and globally, such as H1N1 flu, avian flu or another epidemic. Our business operations could be disrupted by any of these epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. A prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could significantly impact the insurance industry, which could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. China’s National Bureau of Statistics reported a negative GDP growth of 6.8% for the first quarter of 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry and insurance industry in China is extensively regulated and subject to stringent requirements. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50% (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) under the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), which is jointly promulgated by the National Development and Reform Commission, or NDRC and the Ministry of Commerce, or MOFCOM and became effective on July 23, 2020, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. In addition, the regulatory authority for insurance industry, the CBIRC, has imposed certain qualification requirements for foreign shareholders holding more than 25% of the shares in an insurance brokerage company or an insurance agency company.

We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our wholly-owned PRC subsidiaries is eligible to provide value-added telecommunication services, insurance brokerage services or insurance agency services in China under PRC laws. To comply with the applicable PRC laws and regulations, we conduct such business through our VIEs and their subsidiaries, including Zongqing Xiangqian and Shuidi Insurance Brokerage. As of the date of this prospectus, three of our VIEs, including Zongqing Xiangqian, and certain subsidiaries of Zongqing Xiangqian hold the ICP License. Shuidi Insurance Brokerage holds the Insurance Brokerage License issued by the CBIRC, which allows it to conduct insurance brokerage business in China. Shuidi Insurance Brokerage also holds an ICP License. In addition, we expect to conduct insurance agency services through Tairui Insurance Agency Co., Ltd., a wholly-owned subsidiary of Zongqing Xiangqian in the future. Our WFOE, Absolute Health, has entered into a series of contractual arrangements with our VIEs and their shareholders, which enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIEs; and

•	have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate financial results of our VIEs and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, (i) the ownership structures of our WFOE and our VIEs in China, currently and immediately after giving effect to this offering are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements between our WFOE, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable against each party thereto in accordance with their terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC regulatory authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If the ownership structures, contractual arrangements and business of our company, our PRC subsidiaries, our VIEs or subsidiaries our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues;

•	shutting down our servers or blocking our app/websites;

•	requiring us to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from this offering or other of our financing activities to finance the business and operations of our VIEs and their subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs and their subsidiaries in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits and residual returns from our VIEs and their subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIEs or their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The contractual arrangements with our VIEs and their shareholders may not be as effective as direct ownership in providing operational control.

We have to rely on the contractual arrangements with our VIEs and their shareholders to operate our business in China, including provision of certain value-added telecommunication services and insurance brokerage services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in China and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIEs, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have actual or potential conflicts of interest with us.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIEs have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of our contractual arrangements with our VIEs and their shareholders. For example, in the event that any of the shareholders of our VIEs divorces his spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIEs by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of the spouses of Mr. Peng Shen, Mr. Guang Yang and Mr. Wei Ran has respectively executed a spousal consent letter, under which each spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are critical to the operation of our business if our VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs hold certain assets that may be critical to the operation of our business, including permits, domain names and most of our intellectual property rights. If the shareholders of our VIEs breach the contractual arrangements and voluntarily liquidate the VIEs or their subsidiaries, or if our VIEs or their subsidiaries declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if our VIEs or their subsidiaries undergo an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be substantially affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. Since the Foreign Investment Law and its implementation rules are relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the “negative list”, which is most recently jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effective on July 23, 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If we exercise the option to acquire equity interest of the VIEs, this equity interest transfer may subject us to certain limitations and substantial costs.

Under the current PRC laws, foreign investors are generally not allowed to hold more than 50% of the equity interest of any company providing certain value-added telecommunications services with certain exceptions and any such must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently no applicable PRC laws or regulations provides clear guidance or interpretation on these requirements. We still face the risk of not satisfying the requirement promptly. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with the VIE and its shareholders before we are able to comply with the Qualification Requirements and other requirements.

Pursuant to the contractual arrangements, our WFOE has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in our VIEs from our VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration our WFOE pays for such purchases will be a nominal price or the lowest price as permitted under applicable PRC laws or an amount equal to the registered capital contributed by the relevant shareholder. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the Ministry of Industry and Information Technology, the State Administration of Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since the PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-

related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our VIEs and their subsidiaries. We do not directly own the VIEs due to the restriction of foreign investment in certain businesses, including internet information provision services. This may subject us to sanctions, or compromise enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced the establishment of a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

We have obtained the ICP License, the Internet Culture Business Operation License, and other relevant permits required for operating our business. However, we have not obtained and are in the process of applying for or updating certain approvals or permits which are required or may be required for our operation of internet related businesses. For example, we are planning to apply for the Commercial Performance License for providing streamer agency services. Although we are planning to apply or in the process of applying for such licenses, if we fail to obtain, maintain or renew such licenses, or obtain any additional licenses and permits or make any records or filings required by new laws or regulations required for our new business in a timely manner or at all, we could be subject to liabilities or penalties, and our operations could be adversely affected.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse impact on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or our management residing in China. In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and some other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However; the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Waterdrop Inc. is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China.

Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders of Waterdrop Inc. would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to our PRC subsidiaries in China, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the thresholds for clearance under the applicable laws, an internet platform operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our acquisitions of other entities that we make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meets the thresholds for clearance, may be required to be report to and approved by the anti-monopoly law enforcement agency in the PRC, and we may be subject to penalty including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by NDRC and MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM or its local counterparts or other relevant governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic interests using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval.

Our PRC counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the aforesaid CSRC’s approval may not be required for the listing and trading of our ADSs on the NYSE in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) each of our PRC subsidiaries was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject our share incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations Relating to Share Incentive Plans.”

In addition, SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulation—Regulations Relating to Share Incentive Plans.”

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

Certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches , our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this prospectus, Mr. Peng Shen, Mr. Guang Yang, Mr. Yao Hu and 20 other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interest in our company have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE Circular 37 or other SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with MOFCOM. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to our VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees. Although we have recorded accruals for estimated underpaid amounts and late payment in our financial statements, we may be subject to penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for penalties that may be imposed by the relevant PRC government authorities in the financial statements. If we are subject to fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After we are listed on the NYSE, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our reported financial information and the quality of our financial statements.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the Act, was enacted. In essence, the Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB inspection requirement in time.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States, including ours.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the industries in which we operate is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We have applied to list our ADSs on the New York Stock Exchange. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new solutions and services and expansions by us or our competitors;

•	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

•	changes in financial estimates by securities analysts;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of per ADS, and our adjusted net tangible book value per ADS, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise or vesting, as the case may be, of our share incentive awards. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the lock-up period in connection with this offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

[Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We will adopt a post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.]

[Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the post-offering memorandum and articles of association and deposit agreement. In addition, the forum selection provision of the deposit agreement does not effect the right of an ADS holder or the depositary to require any claim against us, including a federal securities law claim, to be submitted to arbitration or to commence an action in any court in aid of that arbitration provision or to enter judgment upon or enforce any arbitration award.]

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the fleeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Our Post-Offering Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil liabilities.”

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the right to require a claim to be settled by arbitration, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, to the fullest extent permitted by law. However, you will not be deemed to and you will not be able to, by agreeing to the terms of the deposit agreement, waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The deposit agreement also provides that ADSs holders and the depositary have the right to elect to have any claim against us arising out of or relating to our ordinary shares, ADSs, ADRs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. The arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages or other damages not measured by the prevailing party’s actual damages and may not make any ruling, finding or award that does not conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated. The optional arbitration provision does not apply to claims under federal securities laws or claims other than in connection with this offering.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets (which are based on expected market price of the ADSs immediately following this offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the insurance and online healthcare industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with consumers, insurance carriers and other partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, to retain talented employees by providing them with equity incentives and to obtain additional capital. We plan to use the net proceeds of this offering to expand our business operations as follows:

•	approximately % to enhance and expand our business operations;

•	approximately % for research and development; and

•

the balance for general corporate purposes, which may include working capital needs and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis upon the completion of this offering, and (ii) the sale of                ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
	RMB	RMB
Mezzanine equity:
Series Pre-A convertible redeemable preferred shares (US$ 0.000005 par value per share; 241,148,000 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	55,138	—
Series A convertible redeemable preferred shares (US$ 0.000005 par value per share; 334,926,000 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	126,919	—
Series A+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 157,896,000 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	76,083	—
Series B convertible redeemable preferred shares (US$ 0.000005 par value per share; 352,107,646 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	487,855	—
Series C convertible redeemable preferred shares (US$ 0.000005 par value per share; 542,794,072 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	1,195,031	—
Series C+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 170,632,018 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	479,704	—
Series C++ convertible redeemable preferred shares (US$ 0.000005 par value per share; 120,971,053 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	380,114	—
Series D convertible redeemable preferred shares (US$ 0.000005 par value per share; 220,257,916 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	774,697	—

Total mezzanine equity	3,575,541	—

Shareholders’ (deficit)/equity:
Common shares (US$ 0.000005 par value; 10,000,000,000 shares authorized, 1,203,526,000 shares issued and outstanding as of September 30, 2020 on an actual basis; and 3,344,258,705 outstanding on a pro forma and a pro forma as adjusted basis)	41	114
Additional paid-in capital	—	3,575,468
Accumulated deficit	(1,217,214)	(1,217,214)
Accumulated other comprehensive income	14,232	14,232
Total shareholders’ deficit(2)	(1,202,941)	2,372,600

Total capitalization(2)	2,372,600	2,372,600

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, total equity and total capitalization by US$            .

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2020 was approximately US$             million, representing US$             per ordinary share as of that date and US$             per ADS, or US$             per ordinary share and US$             per ADS on a pro forma basis. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preferred shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after September 30, 2020, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been US$             , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2020	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$             , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$	%	US$	US$
New investors			US$	%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 219,797,268 ordinary shares issuable upon the exercise of outstanding share options with exercise prices ranging from US$0.003 per share to US$0.075 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed             , located at             , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the

Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provides for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if it decides that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether, and on what basis, a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We commenced our operation through Beijing Zongqing Xiangqian Technology Co., Ltd. (formerly known as Beijing Weizhong Culture Technology Co., Ltd.), or Zongqing Xiangqian, in 2016. We launched Waterdrop Mutual Aid platform in May 2016 and then launched Waterdrop Medical Crowdfunding platform for critical illness crowdfunding in July 2016. Beijing Shuidi Hubao Technology Co., Ltd., or Shuidi Hubao, was established in December 2016 to operate Waterdrop Medical Crowdfunding platform. Beijing Shuidi Hulian Technology Co., Ltd., or Shuidi Hulian, was established in December 2016 to operate Waterdrop Mutual Aid platform. We acquired Shuidi Insurance Brokerage Co., Ltd. (formerly known as Baoduoduo Insurance Brokerage Co., Ltd.), or Shuidi Insurance Brokerage, in September 2016 to conduct insurance brokerage business and Tairui Insurance Agency Co., Ltd. in June 2020 to conduct insurance agency business and launched our Waterdrop Insurance Marketplace in May 2017. Beijing Zhuiqiu Jizhi Technology Co., Ltd., or Zhuiqiu Jizhi was established in February 2018, which acquired Tianjin Jingbin Internet Technology Co., Ltd. in October 2019 to invest in and incubate new businesses. Miaoyi Hulian (Beijing) Technology Co., Ltd. was established in July 2018 to operate general healthcare and pharmaceutical services.

In May 2018, Waterdrop Inc. was incorporated in the Cayman Islands as an offshore holding company to facilitate our offshore financing activities. Shortly following its incorporation, Waterdrop Inc. established a wholly-owned subsidiary in Hong Kong, Waterdrop Group HK Limited, or Waterdrop HK. In October 2018, Waterdrop HK established its wholly-owned subsidiary in China, Beijing Absolute Health Ltd., or Absolute Health. In July 2019, Absolute Health established its wholly-owned subsidiary, Shanghai Danzheng Health Technology Co., Ltd., or Shanghai Danzheng.

In November 2018, we gained control over Zongqing Xiangqian and Shuidi Hubao, through Absolute Health, by entering into a series of contractual arrangements with Zongqing Xiangqian and Shuidi Hubao and their shareholders. In July 2019, we further restructured and entered into a series of contractual arrangements with Shuidi Hulian and its shareholders and started consolidating Shuidi Hulian as a VIE. Prior to that, Shuidi Hulian was a subsidiary of Zongqing Xiangqian. In October 2019, we gained control over Zhuiqiu Jizhi, through Absolute Health, by entering into a series of contractual arrangements with Zhuiqiu Jizhi and its shareholders.

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIEs and our VIEs’ principal subsidiaries, immediately upon the completion of this offering:

Notes:

(1)	Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering.
(2)	Mr. Peng Shen holds 100% of the equity interests in Beijing Shuidi Hubao Technology Co., Ltd.
(3)	Mr. Peng Shen and Mr. Wei Ran, an employee of the Company, each holds 99% and 1% of the equity interests in Beijing Shuidi Hulian Technology Co., Ltd.
(4)	Mr. Peng Shen and Mr. Guang Yang each holds 99% and 1% of the equity interests in Beijing Zhuiqiu Jizhi Technology Co., Ltd.
(5)	Mr. Peng Shen and Mr. Wei Ran, an employee of the Company, each holds 99% and 1% of the equity interests in Beijing Zongqing Xiangqian Technology Co., Ltd.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership and investment in internet-based businesses such as the value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. Absolute Health is our PRC subsidiary and a foreign-invested enterprise under PRC laws.

To comply with PRC laws and regulations, we conduct certain of our business in China through Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian and Zongqing Xianqian, our variable interest entities in the PRC, based on a series of contractual arrangements by and among Absolute Health, our VIEs and their shareholders. We refer to Absolute Health as our WFOE, and Zhuiqiu Jizhi, Shuidi Hubao, Shuidi Hulian and Zongqing Xianqian as our VIEs in this prospectus.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our variable interest entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over our VIEs

Powers of Attorney. Pursuant to the powers of attorney, between our WFOE and the shareholders of our VIEs, each of the shareholders of our VIEs has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as his attorney-in-fact to exercise all of his rights as a shareholder of our VIE, including, but not limited to, the right to (i) propose, convene and attend shareholders’ meetings, (ii) vote on any resolution on behalf of the shareholders that require the shareholders to vote under PRC law and our VIE’s articles of association, such as the sale, transfer, pledge and disposal of all or part of a shareholder’s equity interest in our VIE, and (iii) designate and appoint our VIE’s legal representative, director, supervisor, manager and other senior management members on behalf of the shareholders. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of our VIE.

Loan Agreements. Pursuant to the loan agreement between our WFOE and each of the shareholders of Zongqing Xiangqian, our WFOE extended loans to the shareholders of Zongqing Xiangqian, who had contributed the loan principals to Zongqing Xiangqian mainly as registered capital. The shareholders of Zongqing Xiangqian may repay the loans only by transferring their respective equity interests in Zongqing Xiangqian to WFOE or its designated person(s) pursuant to the exclusive option agreements. Each loan shall be interest-free unless, in the event of a transfer of equity interests by a shareholder of Zongqing Xiangqian to our WFOE or its designated person(s) pursuant to the exclusive option agreement, the transfer price exceeds the loan principal. The excess over the loan principal shall be deemed the interest of the loan to the extent permitted under PRC law. These loan agreements will remain effective until the date of full performance by the parties of their respective obligations thereunder. The loan agreement among our WFOE, Zhuiqiu Jizhi and the shareholders of Zhuiqiu Jizhi are substantially the same.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, among our WFOE, our VIEs and the shareholders of our VIEs, the shareholders of our VIEs have pledged all of their respective equity interests in our VIEs to our WFOE to guarantee performance of the obligations of our VIEs and their shareholders under the exclusive business cooperation agreements, the powers of attorney, the exclusive option agreements and loan agreements (as applicable). In the event of a breach by our VIEs or any of their shareholders of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to request for enforcement of the pledge and dispose of the pledged equity interests in our VIEs and will have priority in receiving the proceeds from such disposal. Our VIEs and the shareholders of our VIEs also covenant that, without the prior written consent of our WFOE, they shall not transfer the pledged equity interests, create or allow any new pledge or any other encumbrance on the pledged equity interests. The equity interest pledge agreements will remain effective until the contractual obligations are fully fulfilled.

We have completed the registration of the equity interest pledge under the equity interest pledge agreements in relation to our VIEs with the relevant offices of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Business Cooperation Agreements. Pursuant to the exclusive business cooperation agreements, between our WFOE and our VIEs, our WFOE has the exclusive right to provide our VIEs with consulting, technical services and other services required by our VIEs’ business. Without our WFOE’s prior written consent, our VIEs may not accept the same or similar consulting, technical services and other services provided by any third party during the term of the agreement. Our VIEs agree to pay our WFOE service fees based on the operating profit generated by the VIEs on an annual basis. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive business cooperation agreement. To guarantee our VIEs’ performance of their obligations thereunder, the shareholders of our VIEs have pledged all of their equity interests in our VIEs to our WFOE pursuant to the equity interest pledge agreement. The exclusive business cooperation agreement will remain effective, unless otherwise terminated by our WFOE in writing or based on conditions expressly stipulated in the exclusive business cooperation agreements.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements, among our WFOE, our VIEs and the shareholders of our VIEs, each of the shareholders has irrevocably granted our WFOE, or any person or persons designated by our WFOE, an exclusive option to purchase all or part of his equity interests in our VIE, and our VIE has agreed to such grant of options. Our WFOE may exercise such options at a price equal to the higher of RMB1 or the lowest price as permitted by applicable PRC laws at the time of transfer of equity or an amount equal to the registered capital contributed by the relevant shareholder. Our VIEs and the shareholders of our VIEs covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) supplement, change or amend our VIEs’ articles of association and bylaws, (ii) increase or decrease our VIEs’ registered capital or change the structure of registered capital, (iii) create any pledge or encumbrance on their equity interests in our VIEs, other than those created under the equity interest pledge agreements, (iv) sell, transfer, mortgage, or dispose of their equity interests in and any material assets of our VIEs and any legal or beneficial interests in the business or revenue of our VIEs, (v) enter into any material contracts by our VIEs, except in the ordinary course of business, or (vi) merge or consolidate our VIEs with any other entity. These agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOE and/or its designated person.

Spousal Consent Letters. The spouses of the individual shareholders of our VIEs have each signed a spousal consent letter agreeing that the equity interests in our VIEs held by and registered under the name of the respective individual shareholders will be disposed pursuant to the contractual agreements with our WFOE, without seeking further authorization or consent of such spouses. Each spouse agreed not to assert any rights over the equity interests in our VIEs held by the respective individual shareholders.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•

the ownership structures of our VIEs in China and our WFOE both currently and immediately after giving effect to this offering, do not and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect; and

•

the contractual arrangements between our WFOE, our VIEs and their shareholders governed by PRC law, rules and regulations both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in violation of any explicit provisions of PRC laws, rules or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statements of comprehensive loss for the years ended December 31, 2018 and 2019, consolidated balance sheets data as of December 31, 2018 and 2019, and consolidated statements of cash flow data for the years ended December 31, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following consolidated statements of comprehensive loss for the nine months ended September 30, 2019 and 2020, consolidated balance sheets data as of September 30, 2020, and consolidated statements of cash flow data for the nine months ended September 30, 2019 and 2020, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

The following table sets forth a summary of our consolidated statements of comprehensive loss for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Operating revenue, net	238,149	1,510,965	222,541	973,218	2,197,605	323,672
Operating costs and expenses
Operating costs	(45,932)	(291,310)	(42,905)	(133,297)	(491,383)	(72,373)
Sales and marketing expenses	(184,943)	(1,056,494)	(155,605)	(610,807)	(1,464,110)	(215,640)
General and administrative expenses	(126,242)	(142,995)	(21,061)	(123,054)	(289,062)	(42,574)
Research and development expenses	(69,196)	(214,646)	(31,614)	(140,881)	(176,546)	(26,002)

Total operating costs and expenses	(426,313)	(1,705,445)	(251,185)	(1,008,039)	(2,421,101)	(356,589)

Operating loss	(188,164)	(194,480)	(28,644)	(34,821)	(223,496)	(32,917)

Other income/(expenses)
Interest income	2,428	10,533	1,551	6,805	17,682	2,604
Foreign currency exchange gain/(loss)	66	4,152	612	(2,239)	972	143
Others, net	(1,967)	817	120	(670)	8,512	1,255

Loss before income tax, and share of results of equity method investee	(187,637)	(178,978)	(26,361)	(30,925)	(196,330)	(28,915)

Income tax expense	(21,503)	(142,528)	(20,992)	(110,640)	(63,726)	(9,386)
Share of results of equity method investee	(54)	(29)	(4)	(22)	(15)	(2)

Net loss attributable to Waterdrop Inc.	(209,194)	(321,535)	(47,357)	(141,587)	(260,071)	(38,303)
Deemed dividend on modification on preferred shares	—	—	—	—	(67,975)	(10,012)
Deemed dividend upon issuance of warrants	—	—	—	—	(90,268)	(13,295)
Preferred shares redemption value accretion	(22,230)	(136,839)	(20,154)	(90,781)	(195,011)	(28,722)

Net loss attributable to ordinary shareholders	(231,424)	(458,374)	(67,511)	(232,368)	(613,325)	(90,332)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	839,572,645	1,203,526,000	1,203,526,000	1,203,526,000	1,171,992,375	1,171,992,375
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.28)	(0.38)	(0.06)	(0.19)	(0.52)	(0.08)

The following table presents our selected consolidated balance sheet data as of December 31, 2018 and 2019 and September 30, 2020.

	As of December 31,			As of September 30,
	2018	2019		2020
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	196,101	964,476	142,052	1,148,639	169,176
Restricted cash	176,784	329,676	48,556	549,849	80,984
Accounts receivable	105,172	252,499	37,189	559,129	82,351
Contract assets	89,074	617,688	90,976	834,315	124,207
Total assets	706,722	2,555,906	376,445	3,873,460	570,502
Insurance premium payables(1)	165,983	320,237	47,166	579,641	85,372
Deferred revenue(2)	34,383	21,670	3,192	14,204	2,092
Accrued expenses and other current liabilities(3)	181,853	496,530	73,131	593,554	87,422
Deferred tax liabilities(4)	24,255	167,601	24,685	238,940	35,192
Total liabilities	428,504	1,054,394	155,296	1,500,860	221,054
Total mezzanine equity	579,009	2,207,831	325,179	3,575,541	526,621
Total shareholders’ deficit	(300,791)	(706,319)	(104,030)	(1,202,941)	(177,173)

Notes:

(1)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB166.0 million, RMB320.2 million and RMB579.6 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

(2)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB34.4 million RMB21.7 million and RMB14.2 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

(3)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB167.0 million, RMB428.8 million and RMB402.9 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

(4)

Includes amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB24.3 million, RMB167.2 million and RMB238.5 million as of December 31, 2018 and 2019 and September 30, 2020, respectively.

The following table sets forth our selected consolidated cash flow data for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2019 and 2020.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(211,029)	(532,895)	(78,487)	(289,075)	(286,016)	(42,126)
Net cash provided by/(used in) investing activities	31,988	(45,955)	(6,768)	(129,038)	(354,267)	(52,178)
Net cash provided by financing activities	362,669	1,472,775	216,916	1,046,786	1,104,597	162,689
Effect of exchange rate changes on cash and cash equivalents	(1,973)	27,342	4,027	33,869	(59,978)	(8,832)

Net increase in cash and cash equivalents and restricted cash	181,655	921,267	135,688	662,542	404,336	59,553
Total cash and cash equivalents and restricted cash at beginning of year/period	191,230	372,885	54,920	372,885	1,294,152	190,607

Total cash and cash equivalents and restricted cash at end of year/period	372,885	1,294,152	190,608	1,035,427	1,698,488	250,160

Non-GAAP Financial Measures

We use two non-GAAP financial measures, adjusted net loss and adjusted EBITDA, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expense, foreign currency exchange gain or losses and share of results of equity method investee. Such adjustments have no impact on income taxes. Adjusted EBITDA represents adjusted net loss excluding depreciation interest income and income tax expense.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss and adjusted EBITDA enable our management to assess our operating results without considering the impact of share-based compensation expense, foreign currency exchange gain or losses, share of results of equity method investee, depreciation, interest income and income tax expense. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the years/periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(209,194)	(321,535)	(47,357)	(141,587)	(260,071)	(38,303)
Add:
Share-based compensation expense	47,812	27,996	4,123	21,872	168,026	24,747
Foreign currency exchange (gain)/loss	(66)	(4,152)	(612)	2,239	(972)	(143)
Share of results of equity method investee	54	29	4	22	15	2

Adjusted net loss	(161,394)	(297,662)	(43,842)	(117,454)	(93,002)	(13,697)
Depreciation and amortization	1,983	6,687	985	3,256	4,879	719
Interest income	(2,428)	(10,533)	(1,551)	(6,805)	(17,682)	(2,604)
Income tax expense	21,503	142,528	20,992	110,640	63,726	9,386

Adjusted EBITDA	(140,336)	(158,980)	(23,416)	(10,363)	(42,079)	(6,196)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading technology platform dedicated to insurance and healthcare services with a positive social impact. We are the largest independent third-party insurance platform in China in terms of life and health insurance GWP distributed in the first half of 2020, according to iResearch. Through our medical crowdfunding, mutual aid platforms and our insurance marketplace, we have built a massive social network of protection and support for people, raising awareness of insurance and ultimately providing insurance and healthcare service to consumers in China.

We started Waterdrop Mutual Aid in May 2016, under which we generate management fee income as an operator, and then launched Waterdrop Medical Crowdfunding for critical illness crowdfunding in July 2016. We currently do not generate any revenue from our medical crowdfunding platform. We began to distribute insurance products underwritten by insurance carriers in our Waterdrop Insurance Marketplace in May 2017, through which we earn brokerage income.

We have experienced substantial growth since our inception. We primarily generate revenues from the brokerage income associated with commission fees that we charge insurance carriers for facilitating the sales of insurance policies. Our total net operating revenue increased by 534.6% from RMB238.1 million in 2018 to RMB1,511.0 million (US$222.5 million) in 2019. Our total net operating revenue grew by 125.8% from RMB973.2 million for the nine months ended September 30, 2019 to RMB2,197.6 million (US$323.7 million) for the same period of 2020. We had a net loss of RMB209.2 million and RMB321.5 million (US$47.4 million) in 2018 and 2019, respectively. We incurred a net loss of RMB141.6 million and RMB260.1 million (US$38.3 million) in the nine months ended September 30, 2019 and 2020, respectively.

Key Factors Affecting Our Results of Operations

We benefit from the rapid development of healthcare and insurance industries, in particular health and life insurance industry, in China. According to iResearch report, the total healthcare expenditure is expected to grow at a CAGR of 10.2% from 2019 to 2024, with only 29.4% covered by social medical insurance, commercial insurance and other complimentary medical coverage channels such as mutual aid, crowdfunding and other social charities in 2019. This significant protection gap of the healthcare expenditure implies huge growth potential of commercial insurance, especially life and health insurance. According to iResearch report, the total insurance premium in China is expected to grow at a CAGR of 13.4% from 2019 to 2024. As an industry leader in health and life insurance distribution, mutual aid and medical crowdfunding, we are uniquely positioned to capture these market opportunities, and in the future tap into other healthcare service markets. Meanwhile, we operate in a highly regulated industry in China, and the regulatory regime continues to evolve. Regulatory changes may affect our growth potential as well as the competitive landscape of the market.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company-specific factors, including the following major ones:

Expansion of consumer base

Brokerage income earned from insurance carriers through our Waterdrop Insurance Marketplace is the main source of our revenue, which is significantly affected by the number of insurance consumers on the Waterdrop Insurance Marketplace.

Our insurance consumers mainly come from three sources. Firstly, our medical crowdfunding and mutual aid operations direct substantial traffic to our insurance marketplace. Approximately 85.2%, 35.4% and 16.6% of the FYP generated through Waterdrop Insurance Marketplace for 2018, 2019 and 2020, respectively, was sourced from traffic from our medical crowdfunding and mutual aid platforms. We see this internal source of consumer traffic as an important and unique consumer acquisition resource to us, and in addition we consider this cohort of consumers with stronger awareness of insurance protection, stickier to the content and product offerings on our platforms, and more loyal to our services.

In order to continuously diversify our consumer acquisition channels, we also cooperate with other third-party traffic channels to grow our insurance consumer base. In 2018, 2019 and 2020, approximately 1.9%, 34.8% and 44.9% of the FYP generated through Waterdrop Insurance Marketplace was sourced from third-party traffic channels, respectively. We expect third-party traffic channels to play an important role in the future to support the rapid growth of our business. We have faith in our competitive advantages in consumer acquisition cost, as a result of our brand recognition, data insights into insurance consumers, and deep cooperation with major traffic providers in China’s internet business.

Last but not the least, consumers attracted to our Waterdrop Insurance Marketplace through natural traffic also contributed to our consumer growth. We will continue to strengthen our brand to attract more insurance consumers. The repeat purchase of a short-term insurance product by a returning consumer after his or her existing short-term policy expires or a new purchase of another insurance product with additional or different coverage by a returning consumer also contributed to FYP growth. In 2020, 31.9% of short-term policy FYP and 86.1% of long-term policy FYP were contributed by returning consumers, compared to 26.5% and 83.6% respectively in 2019.

The table below sets forth the sources of FYPs for the periods presented:

	For the Years Ended December 31,
	2018		2019		2020
	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
FYP
Medical Crowdfunding and Mutual Aid	828	85.2%	2,362	35.4%	2,393	16.6%
Third-party traffic channels	18	1.9%	2,321	34.8%	6,474	44.9%
Natural traffic and repeat purchase	126	13.0%	1,986	29.8%	5,559	38.5%

Total	972	100	6,668	100	14,426	100

As a result, our consumer base experienced rapid growth in our track record period. The number of consumers on our Waterdrop Insurance Marketplace increased approximately from 1.6 million in 2018 to 7.8 million in 2019 and further to 12.6 million in 2020. Aside from these consumers, we also had 3.6 million, 14.0 million and 51.2 million gift insurance policyholders in 2018, 2019 and 2020 who subscribed to insurance policies through us for free as a result of our promotional activities. These policyholders form a promising base of potential insurance consumers from a user conversion perspective.

First year premium per consumer

As the consumers’ awareness for health protection and insurance products in China were still substantially lower than in developed countries, many insurance consumers on our platform start with purchases of short-term protections. We began to offer long-term health and life insurance products at the end of 2018, and we have been endeavoring to raise consumer awareness, and demonstrate the value and importance of long-term health and life insurance through our interactions with them. We soon won the trust of insurance consumers with their important purchases – the FYP per policy of long-term health and life insurance products generated through us in 2020 reached RMB4,149.5. Long-term health and life insurance products accounted for 8.3% and 17.4% of the FYP generated through us in 2019 and 2020, and consequently the FYP per policy increased from RMB442.6 in 2018 to RMB619.9 in 2019 and further to RMB819.1 in 2020.

In addition to premium per policy, the growth in the number of policy per consumer, from 1.3 in 2018 to 1.4 in 2019 and 2020, also contributed to the increase in premium per consumer. We believe that consumers stick to our services and repeat their purchases on our platform most importantly because of the attractive product price and the consumer-friendly features of products offered at our platform. Our large consumer base and strong business growth allow us to negotiate favorable terms in our business cooperation with insurance carriers. We work with insurance carriers, our customers, to design and develop tailor-made insurance products for consumers leveraging our cutting-edge technology such as big data analysis. All of the top five insurance products in terms of FYP generated through us in 2019 are tailor-made insurance products.

As a result of the above, the FYP per consumer increased from RMB590.1 in 2018 to RMB859.1 in 2019 and further to RMB1,143.2 in 2020.

Cooperation with insurance carriers

We cooperate with insurance carriers to offer their standard insurance products or to design and develop tailor-made insurance products, and our relationship with insurance carriers is crucial to our success. As of December 31, 2020, we had established business cooperation with 62 insurance carriers. We need to keep the growth of our business, brand influence, value-added technology service capabilities and risk management capabilities so as to strengthen and deepen the cooperation with our existing insurance carriers. We also plan to expand our claim review service to cover the long-term insurance products and deepen the cooperation with long-term insurance product suppliers.

Operating efficiency and leverage

We have incurred significant costs and expenses in building our platform, growing our consumer base and developing capabilities in data analysis and technology. Our business model is highly scalable and our platform is built to support our continued growth. We expect our operating costs and expenses to decrease as a proportion of our revenues as we improve the operating efficiency of our platform and achieve more economies of scale.

Our total operating costs and expenses as a percentage of net operating revenue decreased from 179.0% in 2018 to 112.9% in 2019, and further to 110.2% in the nine months ended September 30, 2020, within which general and administrative expenses as a percentage of net operating revenue changed from 53.0% in 2018 to 9.5% in 2019, and further to 13.2% in the nine months ended September 30, 2020. Our general and administrative expenses for year 2018 and 2019 and the nine months ended September 30, 2020 included share-based compensation expenses of RMB47.8 million, RMB17.7 million (US$2.6 million) and RMB156.3 million (US$23.2 million), respectively. Excluding share-based compensation expenses, our general and administrative expenses represented 32.9%, 8.3% and 6.0% of our total net operating revenue in 2018 and 2019 and the nine months ended September 30, 2020, respectively. We pay marketing fees to our third-party traffic channel, and sales and marketing expenses represented 77.7% in 2018, 69.9% in 2019, and 66.5% in the nine months ended September 30, 2020 of total net operating revenue. We select third-party traffic channels and further optimize our consumer acquisition channels to reduce such operating costs as a percentage of our total revenues. Furthermore, we have invested in technology to accumulate and process multi-dimensional consumer data and transaction data, and we plan to conduct in-depth analysis as analysis of consumer needs will contribute to our consumer acquisition and conversion, product design and risk management capabilities, which in turn improves our overall operational margin. In addition, we have built up our CRM system to increase sales operating efficiency and better manage the sales personnel to reduce cost.

Key Components of Results of Operations

Operating revenue, net

We generate net operating revenue primarily from (i) providing insurance brokerage services to insurance carriers, (ii) membership fees and management fees from operating the mutual aid plans, and (iii) providing technical services to insurance carriers and other insurance brokerage or agency companies through our platforms. The following table sets forth the breakdown of our operating revenue, in amounts and as percentages of operating revenue for the years/periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Operating revenue, net:
Brokerage income
Short-term insurance brokerage income	120,635	50.7	1,134,984	167,165	75.1	803,586	82.6	1,478,300	217,730	67.3
Long-term insurance brokerage income	1,510	0.6	173,192	25,508	11.5	43,153	4.4	496,413	73,114	22.6

Subtotal	122,145	51.3	1,308,176	192,673	86.6	846,739	87.0	1,974,713	290,844	89.9

Management fee income	47,123	19.8	142,683	21,015	9.4	100,167	10.3	91,495	13,476	4.2
Technical service income	59,094	24.8	51,705	7,615	3.4	19,481	2.0	126,667	18,656	5.7
Other revenues	9,787	4.1	8,401	1,238	0.6	6,831	0.7	4,730	696	0.2

Total	238,149	100.0	1,510,965	222,541	100.0	973,218	100.0	2,197,605	323,672	100.0

Brokerage income. We derive brokerage income primarily from commission fees generated from distributing insurance products underwritten by insurance carriers through our Waterdrop Insurance Marketplace. The commission fees we are entitled to receive are based on a percentage of the premiums our insurance consumers pay insurance carriers. Commission fee rates generally depend on the type of insurance products and the particular insurance carriers. Commission fees for each insurance policy, taking into account the estimated premium retention rate data, are recognized as our revenue upon policy effective dates. Our overall first year premium retention rate was 50.8% in 2019. The overall first year premium retention rate for 2020 is not yet available as it takes a full year to obtain all date to calculate this ratio.

Management fee income. Management fee income primarily consists of: (i) the membership fees we collected from upgraded mutual aid plan participants. The participants who paid such membership fees are entitled to enroll in our upgraded mutual aid plans and receive premium services, such as higher payout limit for payouts, multiple payouts, and consumer service by dedicated representatives. The membership fees are initially recorded as deferred revenue (for recurring members) and consumer advances (for new members). Revenue is recognized ratably over the term of the respective service period; and (ii) the management fee we charge as a percentage of each approved payout from payout applicants (excluding upgraded mutual aid plan participants), primarily to cover the costs we incurred in connection with verifying the facts associated with each payout, which is recognized overtime as the payout processing services are performed.

Technical service income. We derive technical service income primarily from providing technical services to selected insurance carriers, which mainly include consumer relationship maintenance, consumer complaint management and claim review services through our CRM system and consumer behavioral analysis system which are linked to insurance carriers’ systems. We also provide marketing services to certain insurance carriers on our various website channels and apps. We also provide technical service, and further refer potential users to certain insurance brokerage or agency companies. We are exploring to broaden our technical service offerings and diversify our technical service income sources.

Other revenues. We derive other revenues mainly from commission revenue from online sales of agricultural produce and health products. We act as agent in this scenario and charge a commission fee at a certain percentage of the revenue achieved by the third-party merchants through our platforms.

Operating costs and expenses

Our operating costs and expenses consist of operating costs, sales and marketing expenses, general and administrative expenses, research and development expenses. The following table sets forth the breakdown of our total operating costs and expenses, in amounts and as percentages of net operating revenue for each of the years/periods presented:

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Operating costs and expenses:
Operating costs	45,932	19.3	291,310	42,905	19.3	133,297	13.7	491,383	72,373	22.4
Sales and marketing expenses	184,943	77.7	1,056,494	155,605	69.9	610,807	62.8	1,464,110	215,640	66.6
General and administrative expenses	126,242	53.0	142,995	21,061	9.5	123,054	12.6	289,062	42,574	13.2
Research and development expenses	69,196	29.0	214,646	31,614	14.2	140,881	14.5	176,546	26,002	8.0

Total operating costs and expenses:	426,313	179.0	1,705,445	251,185	112.9	1,008,039	103.6	2,421,101	356,589	110.2

Operating costs. Operating costs primarily consists of (i) payroll and related expenses for insurance agents and consultants, employees involved in payout investigation function for mutual aid plans, and customer service personnel, (ii) payout investigation cost of mutual aid plans, which is in the form of service fee paid to third-party investigation companies only for approved cases; (iii) transaction fees charged by third-party payment platforms relating to insurance brokerage services and management of mutual aid plans, and (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the expenses of facilities and equipment, such as depreciation expenses, rental and others, attributed to our principal operations. We expect our operating costs to increase in absolute terms as our scale of business grows. However, as we improve the operating efficiency of our platform and achieve more economies of scale, we expect our operating costs as a percentage of our net operating revenue will decrease in the foreseeable future.

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in sales and marketing functions, (iii) the associated expenses of facilities and equipment, such as depreciation expenses, rental and others, and (iv) promotional rewards to our users, which mainly include gift insurance products and gift physical examination, etc.

General and administrative expenses. Our general and administrative expenses mainly consist of (i) payroll and related expenses for employees engaging in general corporate functions, including the share-based compensation expenses, (ii) transaction fees charged for medical crowdfunding operation and other general corporate purposes, and (iii) expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. We expect that our general and administrative expenses will increase in the foreseeable future, as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company after the completion of this offering. However, we expect our general and administrative expenses as a percentage of our net operating revenue will remain stable or decrease in the foreseeable future.

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement, and (ii) charges for the usage of the server and cloud service incurred to support research, design, and development activities by research and development personnel, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. We expect our research and development expenses will continue to increase as we plan to invest more resources to improve our technological capabilities and expand our business scale.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net operating revenue for the periods presented.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Operating revenue, net	238,149	100.0	1,510,965	222,541	100.0	973,218	100.0	2,197,605	323,672	100.0
Operating costs and expenses
Operating costs	(45,932)	(19.3)	(291,310)	(42,905)	(19.3)	(133,297)	(13.7)	(491,383)	(72,373)	(22.4)
Sales and marketing expenses(1)	(184,943)	(77.7)	(1,056,494)	(155,605)	(69.9)	(610,807)	(62.8)	(1,464,110)	(215,640)	(66.6)
General and administrative expenses	(126,242)	(53.0)	(142,995)	(21,061)	(9.5)	(123,054)	(12.6)	(289,062)	(42,574)	(13.2)
Research and development expenses	(69,196)	(29.0)	(214,646)	(31,614)	(14.2)	(140,881)	(14.5)	(176,546)	(26,002)	(8.0)

Total operating costs and expenses:	(426,313)	(179.0)	(1,705,445)	(251,185)	(112.9)	(1,008,039)	(103.6)	(2,421,101)	(356,589)	(110.2)

Operating loss	(188,164)	(79.0)	(194,480)	(28,644)	(12.9)	(34,821)	(3.6)	(223,496)	(32,917)	(10.2)

Other income/(expenses)
Interest income	2,428	1.0	10,533	1,551	0.7	6,805	0.7	17,682	2,604	0.8
Foreign currency exchange gain/(loss)	66	0.0	4,152	612	0.3	(2,239)	(0.2)	972	143	0.0
Others, net	(1,967)	(0.8)	817	120	0.1	(670)	(0.1)	8,512	1,255	0.5

Loss before income tax, and share of results of equity method investee	(187,637)	(78.8)	(178,978)	(26,361)	(11.8)	(30,925)	(3.2)	(196,330)	(28,915)	(8.9)

Income tax expense	(21,503)	(9.0)	(142,528)	(20,992)	(9.4)	(110,640)	(11.3)	(63,726)	(9,386)	(2.8)
Share of results of equity method investee	(54)	(0.0)	(29)	(4)	(0.0)	(22)	(0.0)	(15)	(2)	(0.0)

Net loss attributable to Waterdrop Inc.	(209,194)	(87.8)	(321,535)	(47,357)	(21.2)	(141,587)	(14.5)	(260,071)	(38,303)	(11.7)

Deemed dividend on modification on preferred shares	—	—	—	—	—	—	(0.0)	(67,975)	(10,012)	(3.1)
Deemed dividend upon issuance of warrants	—	—	—	—	—	—	(0.0)	(90,268)	(13,295)	(4.1)
Preferred shares redemption value accretion	(22,230)	(9.4)	(136,839)	(20,154)	(9.1)	(90,781)	(9.3)	(195,011)	(28,722)	(9.0)

Net loss attributable to ordinary shareholders	(231,424)	(97.2)	(458,374)	(67,511)	(30.3)	(232,368)	(23.8)	(613,325)	(90,332)	(27.9)

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2018		2019			2019		2020
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Other comprehensive income/(loss):
Foreign currency translation adjustment	(740)	(0.3)	27,771	4,090	1.8	42,857	4.4	(13,241)	(1,950)	(0.6)
Unrealized gains on available for sale investments, net of tax	—	—	209	31	0.0	170	0.0	233	34	0.0

Total comprehensive loss	(209,934)	(88.1)	(293,555)	(43,236)	(19.4)	(98,560)	(10.1)	(273,079)	(40,219)	(12.4)

Note:

(1)	The breakdown of sales and marketing expenses is as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Marketing expenses for user acquisition and brand building	86,299	793,419	116,858	468,323	1,196,846	176,276
Payroll and related expenses for employees	79,447	201,147	29,626	112,079	163,823	24,129
Expenses of facilities and equipment	7,408	11,333	1,669	7,301	15,157	2,232
Promotional rewards to our users	3,057	25,701	3,785	7,351	42,610	6,276
Others	8,732	24,894	3,667	15,753	45,674	6,727

Total sales and marketing expenses	184,943	1,056,494	155,605	610,807	1,464,110	215,640

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019

Operating revenue, net

Our net operating revenue increased by 125.8% from RMB973.2 million for the nine months ended September 30, 2019 to RMB2,197.6 million (US$323.7 million) in the nine months ended September 30, 2020, which was primarily due to the substantial increase in net operating revenue from brokerage income, partially offset by the decrease in net operating revenue from management fee income.

The net operating revenue from brokerage income increased by 133.2% from RMB846.7 million in the nine months ended September 30, 2019 to RMB1,974.7 million (US$290.8 million) in the nine months ended September 30, 2020, which was mainly due to the (i) increase in the FYP generated through our platform from RMB4,349 million in the nine months ended September 30, 2019 to RMB10,521 million in the nine months ended September 30, 2020, and (ii) optimized product mix with more long-term health and life insurance products, the FYP from which accounted for approximately 16.7% of the total FYP generated through us in the nine months ended September 30, 2020. The rapid growth of FYP was in turn driven by increase of insurance consumers from 5.5 million in the nine months ended September 30, 2019 to 9.8 million in the nine months ended September 30, 2020 and the increase of FYP per consumer from RMB794.5 in the nine months ended September 30, 2019 to RMB1,071.2 in the nine months ended September 30, 2020.

The net operating revenue from management fee income decreased by 8.7% from RMB100.2 million in the nine months ended September 30, 2019 to RMB91.5 million (US$13.5 million) in the nine months ended September 30, 2020, which was mainly due to (i) the decrease of RMB4.4 million in membership fees we collected from participants in line with the decrease in the number of participants who subscribed for upgraded services for mutual aid plan they enrolled. The number of participants who subscribed for upgraded services decreased from 2.6 million in the nine months ended September 30, 2019 to 1.1 million in the nine months ended September 30, 2020; (ii) the decrease of RMB4.3 million in management fees as a result of the decrease in active participants from 20 million as of September 30, 2019 to 14 million as of September 30, 2020.

The net operating revenue from technical service income increased from RMB19.5 million in the nine months ended September 30, 2019 to RMB126.7 million (US$18.7 million) in the nine months ended September 30, 2020, primarily due to the increase of RMB114.8 million of technical services to insurance brokerage or agency companies.

Operating costs

Our operating costs increased by 268.6% from RMB133.3 million in the nine months ended September 30, 2019 to RMB491.4 million (US$72.4 million) in the nine months ended September 30, 2020, which was mainly due to (i) RMB200.8 million increase in personnel cost as our insurance agents and consultants, payout investigation and customer service team rapidly increased to support the business growth, and (ii) RMB125.2 million increase in outsourced customer service fee in line with our growing business.

Sales and marketing expenses

Our sales and marketing expenses increased by 139.7% from RMB610.8 million in the nine months ended September 30, 2019 to RMB1,464.1 million (US$215.6 million) in the nine months ended September 30, 2020, which was mainly due to (i) RMB728.5 million increase in marketing expenses to third-party traffic channels as a result of our business expansion and branding promotion, and (ii) RMB51.7 million increase in payroll and related expenses associated with our offline medical crowdfunding consultants.

General and administrative expenses

Our general and administrative expenses increased by 134.9% from RMB123.1 million in the nine months ended September 30, 2019 to RMB289.1 million (US$42.6 million) in the nine months ended September 30, 2020, which was mainly due to increase in personnel cost, in particular share-based compensation expenses, as a result of our growing business.

Research and development expenses

Our research and development expenses increased by 25.3% from RMB140.9 million in the nine months ended September 30, 2019 to RMB176.5 million (US$26.0 million) in the nine months ended September 30, 2020. The increase was mainly attributable to RMB17.4 million increase in research and development personnel cost and related expenses, which was due to the growth of our research and development team as we continue to strengthen our technological capabilities.

Interest income

Our interest income increased substantially from RMB6.8 million in the nine months ended September 30, 2019 to RMB17.7 million (US$2.6 million) in the nine months ended September 30, 2020. The increase was mainly attributable to increase in cash balance as a result of the receipt of proceeds from private equity financings in the nine months ended September 30, 2020.

Net loss

As a result of the foregoing, our net loss increased by 83.7% from RMB141.6 million in the nine months ended September 30, 2019 to RMB260.1 million (US$38.3 million) in the nine months ended September 30, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating revenue, net

Our net operating revenue increased substantially by 534.6% from RMB238.1 million in 2018 to RMB1,511.0 million (US$222.5 million) in 2019, which was primarily due to the substantial increase in net operating revenue from brokerage income and management fee income.

The net operating revenue from brokerage income increased by nearly ten times from RMB122.1 million in 2018 to RMB1,308.2 million (US$192.7 million) in 2019, which was mainly due to the (i) increase in the FYP generated through our platform from RMB972.5 million in 2018 to RMB6,668.1 million in 2019, and (ii) optimized product mix with more long-term health and life insurance products, the FYP from which accounted for approximately 8.3% of the total FYP generated through us in 2019, after we started offering long-term insurance products at the end of 2018. The rapid growth of FYP was in turn driven by increase of insurance consumers from 1.6 million in 2018 to 7.8 million in 2019 and the increase of FYP per consumer from RMB590.1 in 2018 to RMB859.1 in 2019.

The net operating revenue from management fee income increased by 203.0% from RMB47.1 million in 2018 to RMB142.7 million (US$21.0 million) in 2019, which was mainly due to the (i) increase of RMB56.5 million in management fees as we started to charge at a percentage of each successful payout in 2019, and (ii) increase of RMB39.0 million in membership fees we collected from participants in line with the increase in the number of participants who subscribed for upgraded services for mutual aid plan they enrolled. The number of participants who subscribed for upgraded services increases from 4.5 million in 2018 to 5.8 million in 2019.

The net operating revenue from technical service income decreased from RMB59.1 million in 2018 to RMB51.7 million (US$7.6 million) in 2019, primarily due to the decrease in the technical service income from marketing services we provided to insurance carriers on our various website channels and APPs as we gradually diverted more marketing resources for our own products and services to better utilize our user traffic, and consequently generated less external revenue.

Operating costs

Our operating costs increased by 534.6% substantially from RMB45.9 million in 2018 to RMB291.3 million (US$42.9 million) in 2019, which was mainly due to (i) RMB138.7 million increase in personnel cost as our insurance agents and consultants, payout investigation and customer service team rapidly increased to support the business growth, and (ii) RMB36.1 million increase in outsourced customer service fee in line with our growing business.

Sales and marketing expenses

Our sales and marketing expenses increased substantially from RMB184.9 million in 2018 to RMB1,056.5 million (US$155.6 million) in 2019, which was mainly due to (i) RMB707.1 million increase in marketing expenses to third-party traffic channels as a result of our business expansion and branding promotion, and (ii) RMB121.7 million increase in payroll and related expenses associated with our offline medical crowdfunding promotional team.

General and administrative expenses

Our general and administrative expenses increased by 13.3% from RMB126.2 million in 2018 to RMB143.0 million (US$21.1 million) in 2019, which was mainly due to increase in personnel cost and rental for our headquarter function, as a result of our growing business.

Research and development expenses

Our research and development expenses increased by 210.1% from RMB69.2 million in 2018 to RMB214.6 million (US$31.6 million) in 2019. The increase was mainly attributable to (i) RMB121.9 million increase in research and development personnel cost and related expenses, which was due to the growth of our research and development team as we continue to strengthen our technological capabilities, and (ii) RMB17.0 million increase in research and development related service expenses, such as charges for the usage of servers and cloud services.

Interest income

Our interest income increased substantially from RMB2.4 million in 2018 to RMB10.5 million (US$1.6 million) in 2019. The increase was mainly attributable to increase in cash balance as a result of the receipt of proceeds from private equity financings in 2019.

Net loss

As a result of the foregoing, our net loss increased by 53.7% from RMB209.2 million in 2018 to RMB321.5 million (US$47.4 million) in 2019.

Non-GAAP Financial Measures

We use two non-GAAP financial measures, adjusted net loss and adjusted EBITDA, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expense, foreign currency exchange gain or losses and share of results of equity method investee. Such adjustments have no impact on income tax. Adjusted EBITDA represents adjusted net loss excluding depreciation and amortization, interest income and income tax expense.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss and adjusted EBITDA enable our management to assess our operating results without considering the impact of share-based compensation expense, foreign currency exchange gain, share of results of equity method investee, depreciation, interest income and income tax expense. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the years/periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(209,194)	(321,535)	(47,357)	(141,587)	(260,071)	(38,303)
Add:
Share-based compensation expense	47,812	27,996	4,123	21,872	168,026	24,747
Foreign currency exchange (gain)/loss	(66)	(4,152)	(612)	2,239	(972)	(143)
Share of results of equity method investee	54	29	4	22	15	2

Adjusted net loss	(161,394)	(297,662)	(43,842)	(117,454)	(93,002)	(13,697)
Depreciation and amortization	1,983	6,687	985	3,256	4,879	719
Interest income	(2,428)	(10,533)	(1,551)	(6,805)	(17,682)	(2,604)
Income tax expense	21,503	142,528	20,992	110,640	63,726	9,386

Adjusted EBITDA	(140,336)	(158,980)	(23,416)	(10,363)	(42,079)	(6,196)

Liquidity and Capital Resources

Cash flows and working capital

We had net cash used in operating activities of RMB211.0 million in 2018, RMB532.9 million (US$78.5 million) in 2019, and RMB286.0 million (US$42.1 million) in the nine months ended September 30, 2020, respectively. Our primary sources of liquidity have been proceeds from preferred share issuance. As of September 30, 2020, we had RMB1,148.6 million (US$169.2 million) in cash and cash equivalents, of which approximately 89.8% were held in Renminbi and the remainder was mainly held in U.S. dollars.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for working capital and capital expenditure requirement for at least the next 12 months.

Our restricted cash was RMB176.8 million, RMB329.7 million (US$48.6 million) and RMB549.8 million (US$81.0 million) as of December 31, 2018 and 2019 and September 30, 2020, respectively. Our restricted cash primarily consists of premiums collected by us from the insurance consumers in a fiduciary capacity until disbursed to the insurance carriers. Restricted cash also includes guarantee deposits. We pay guarantee deposit required by China Banking and Insurance Regulatory Commission in order to protect insurance premium appropriation by insurance broker and agency. We also had a guarantee deposit for short-term borrowings from a commercial bank as of December 31, 2018. Furthermore, guarantee deposit for foreign exchange settlement was paid in 2019 to a commercial bank in order to carry out foreign exchange settlement.

Our accounts receivable represent primarily brokerage commission fee receivable from insurance carriers and technical service fees receivable from insurance carriers. As of December 31, 2018 and 2019 and September 30, 2020, our accounts receivable were RMB105.2 million, RMB252.5 million (US$37.2 million) and RMB559.1 million (US$82.4 million), respectively. The increase was due to the growth of our business scale. Our accounts receivable turnover days decreased from 134 days in 2018 to 66 days in 2019, and further to 56 days in the nine months ended September 30, 2020. The decrease was primarily due to improved collection management.

Our contract assets are recorded for arrangements when we have provided the insurance brokerage services but for which the related commission payments are not yet due. Contract assets represent primarily the brokerage commission fee that is contingent upon the future premium payment of the insurance policy holders and retention-based bonus. As of December 31, 2018 and 2019 and September 30, 2020, our contract assets were RMB89.1 million, RMB617.7 million (US$91.0 million) and RMB843.3 million (US$124.2 million), respectively.

Our prepaid expense and other assets represent primarily (i) the fund receivable from external payment service providers through which we collect and transfer insurance premiums to insurance carriers, and donors’ donation and funds paid by mutual aid plan participants received by our external payment service provider prior to those being transferred to custodian bank, and (ii) the advances to suppliers, such as the prepayments to third-party traffic channels. As of December 31, 2018 and 2019 and September 30, 2020, our prepaid expense and other assets were RMB81.0 million, RMB235.3 million (US$34.7 million) and RMB281.0 million (US$41.4 million), respectively.

Insurance premium payables represent insurance premiums we collected on behalf of insurance carriers from the insurance consumers but have not yet been remitted to insurance carriers as of the balance sheet dates. As of December 31, 2018 and 2019 and September 30, 2020, our insurance premium payables were RMB166.0 million, RMB320.2 million (US$47.2 million) and RMB579.6 million (US$85.4 million), respectively.

Our accrued expenses and other current liabilities represent primarily (i) accrued marketing and selling expenses, (ii) payroll and welfare payable, and (iii) payable related to mutual aid plans and medical crowdfunding business, which mainly represents the funds we collected through the third-party payment platforms that has not been transferred to custodian bank. Our accrued expenses and other current liabilities were RMB181.9 million, RMB496.5 million (US$73.1 million) and RMB593.6 million (US$87.4 million) as of December 31, 2018 and 2019 and September 30, 2020, respectively. The increase from 2018 to 2019 was primarily due to increases in marketing expenses to be paid to our third-party user traffic channels, payroll and welfare payable and payable related to mutual aid plans and medical crowdfunding business in line with our growing business. The increase from December 31, 2019 to September 30, 2020 was primarily due to (i) the liability of RMB87.0 million in connection with the warrant we issued to one of our existing shareholders in June 2020 which provided the shareholder with the right to subscribe for or purchase certain number of additional shares, and (ii) increase in marketing expenses to be paid to our third-party user traffic channels, partially offset by the decrease in payable related to mutual aid plans and medical crowdfunding as a result of the shortened settlement cycle with certain third-party payment platform.

Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our operating revenue have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from this offering into our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our VIEs. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(211,029)	(532,895)	(78,487)	(289,075)	(286,016)	(42,126)
Net cash provided by/(used in) investing activities	31,988	(45,955)	(6,768)	(129,038)	(354,267)	(52,178)
Net cash provided by financing activities	362,669	1,472,775	216,916	1,046,786	1,104,597	162,689
Effect of exchange rate changes on cash and cash equivalents	(1,973)	27,342	4,027	33,869	(59,978)	(8,832)

Net increase in cash and cash equivalents and restricted cash	181,655	921,267	135,688	662,542	404,336	59,553
Total cash and cash equivalents and restricted cash at beginning of year/period	191,230	372,885	54,920	372,885	1,294,152	190,607

Total cash and cash equivalents and restricted cash at end of year/period	372,885	1,294,152	190,608	1,035,427	1,698,488	250,160

Operating activities

Net cash used in operating activities in the nine months ended September 30, 2020 was RMB286.0 million (US$42.1 million). The difference between the net loss of RMB260.1 million (US$38.3 million) and negative operating cash flow of RMB286.0 million was the result of additional cash of RMB206.2 million used due to changes in working capital accounts, partially offset by adding back non-cash expenses items such as share-based compensation expenses of RMB168.0 million and depreciation of property and equipment of RMB4.7 million. The changes in working capital accounts mainly include (i) RMB306.2 million increase in accounts receivable, and (ii) RMB225.6 million increase in contract assets, partially offset by (i) RMB259.4 million increase in insurance premium payables, (ii) RMB62.7 million increase in deferred tax liabilities, and (iii) RMB21.2 million increase in operating lease liabilities.

Specifically, the increases in accounts receivable and contract assets were primarily due to the increase in our brokerage income as a result of the growth of our business scale. The increase in insurance premium payables was primarily due to the increase in the FYP generated through our platform from RMB4,349 million in the nine months ended September 30, 2019 to RMB10,521 million in the nine months ended September 30, 2020. The increase in operating lease liabilities was primarily due to the rental in connection with our new headquarter.

Net cash used in operating activities in 2019 was RMB532.9 million. The difference between the net loss of RMB321.5 million (US$47.4 million) and negative operating cash flow of RMB532.9 million was the result of additional cash of RMB246.1 million used due to changes in working capital accounts, partially offset by adding back non-cash expenses items such as share-based compensation expenses of RMB28.0 million, and depreciation of property and equipment of RMB6.7 million. The changes in working capital accounts mainly include (i) RMB528.6 million increase in contract assets, (ii) RMB153.7 million increase in prepaid expense and other assets, and (iii) RMB147.3 million increase in accounts receivable, partially offset by (i) RMB303.4 million increase in accrued expenses and other current liabilities, (ii) RMB154.3 million increase in insurance premium payables, and (iii) RMB142.3 million increase in deferred tax liabilities.

Specifically, the increases in contract assets and accounts receivable were primarily due to the increase in our brokerage income as a result of the growth of our business scale. The increase in prepaid expense and other assets was primarily due to (i) the increase in fund receivable from external payment service providers through which we collect various fund in our operation, and (ii) the increase in advances to suppliers as a result of increase in the prepayments to third-party traffic channels. The increase in accrued expenses and other current liabilities was primarily due to the increases in marketing expenses to be paid to our external user acquisition channels, payroll and welfare payable and payable related to mutual aid plans and medical crowdfunding business in line with our growing business. The increase in insurance premium payables was primarily due to the increase in the FYP generated through our platform from RMB972.5 million in 2018 to RMB6,668.1 million in 2019. The increase in deferred tax liabilities was primarily due to the increase in contract assets.

Net cash used in operating activities in 2018 was RMB211.0 million. The difference between the net loss of RMB209.2 million and negative operating cash flow of RMB211.0 million was the result of additional cash of RMB51.7 million used due to changes in working capital accounts, partially offset by adding back non-cash expenses items such as share-based compensation expense of RMB47.8 million. The changes in working capital accounts mainly include (i) RMB100.9 million increase in accounts receivable, (ii) RMB89.1 million increase in contract assets, (iii) RMB45.9 million decrease in accrued expenses and other current liabilities, and (iv) RMB33.8 million increase in prepaid expense and other assets, partially offset by (i) RMB158.7 million increase in insurance premium payables, and (ii) RMB34.4 million increase in deferred revenue.

Investing activities

Net cash used in investing activities in the nine months ended September 30, 2020 was RMB354.3 million (US$52.2 million), consisting primarily of net cash used in purchase of short-term investment products and net cash used to acquire Tairui Insurance Agency Co., Ltd.

Net cash used in investing activities in 2019 was RMB46.0 million, consisting primarily of net cash used in purchase of short-term investment products and cash paid for purchase of property, equipment and software.

Net cash provided by investing activities in 2018 was RMB32.0 million, consisting primarily of net cash from maturity of short-term investment products, partially offset by cash paid for purchase of property, equipment and software.

Financing activities

Net cash provided by financing activities in the nine months ended September 30, 2020 was RMB1,104.6 million (US$162.7 million), consisting primarily of net proceeds from issuance of convertible redeemable preferred shares.

Net cash provided by financing activities in 2019 was RMB1,472.8 million, consisting primarily of net proceeds from issuance of convertible redeemable preferred shares, partially offset by the repayment of short-term borrowings.

Net cash provided by financing activities in 2018 was RMB362.7 million, consisting primarily of net proceeds from issuance of convertible redeemable preferred shares and net proceeds from short-term borrowings.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

Insurance Brokerage Services

We provide insurance brokerage services distributing various health and life insurance products on behalf of insurance carriers (our customers). As an agent of the insurance carrier, we sell insurance policies on behalf of the insurance carrier and earn brokerage commissions determined as a percentage of premiums paid by the insured. We have identified our promise to sell insurance policies on behalf of an insurance carrier as the performance obligation in our contracts with the insurance carriers. Our performance obligation to the insurance carrier is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The Group also provides policyholder inquiry (call center) services which is considered administrative in nature that transfers minimal benefit to the customer. Additionally, certain contracts with insurance carriers include a promise to provide certain services to the insurance carrier such as information gathering and payment collection. We have concluded that such services are immaterial in the context of the contract. We accrue the costs of providing such services when the related revenue is recognized (i.e., upon the effective date of the policy).

The term for short-term health insurance products sold by us is typically 12 months, while the term for long-term health and life insurance products sold by us typically ranges from 6 to 30 years. The insurance carrier pays us a commission either upfront or in monthly or annual instalments based on the underlying cash flows of the insurance policy (i.e., payments of the related premiums for the insurance policy purchased). Our contract terms can give rise to variable consideration due to the nature of its commission structure (e.g., policy changes or cancellations).

We determine the transaction price of our contracts by estimating commissions that we expect to be entitled to over the premium collection term of the policy based on historical experience regarding premium retention and assumptions about future customer behaviour and market conditions. Such estimates are ‘constrained’ in accordance with ASC 606. That is, we use the expected value method and only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

For certain long-term insurance products sold, we are also entitled to a performance bonus from insurance carriers if the retention rate for certain periods exceeds a predetermined percentage. As the consideration for the bonus is contingent on the occurrence (or nonoccurrence) of a future event, the bonus represents variable consideration. Consistent with the policy described above, we use the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.

Management of Mutual Aid Platform

We, as a manager and a fiduciary of the plan, operates a mutual aid platform, which consist of several mutual aid plans that provide its participants with health protection against different types of critical illnesses.

Prior to March 2019, we provided plan managing services free of charge. Beginning in March 2019, we charge a management fee calculated as a fixed percentage of each approved payout. Our managing services primarily comprises daily payout processing activities that are substantially the same and have the same pattern of transfer to the customer. As such, we have identified a single performance obligation, a series of distinct services, related to the mutual aid platform managing services in its contracts, which is satisfied overtime. The transaction price represents variable consideration in its entirety. We have determined that the variable consideration relates specifically to our efforts to perform and transfer payout processing services during the period, which are distinct from the services we provide in other periods. Therefore, as the payout processing services are performed, the variable consideration earned during the period is allocated to those services and recognized in the period control transfers.

Participants also have a choice to upgrade their plan. The upgraded plan provides them with additional protection and further reimbursements if the illness is cancer-related and the payout from the basic plan is insufficient. Under this plan, we also assign a dedicated service representative to the participant during the membership period. We charge an annual membership fee at the beginning of each period. We determined that the nature of the membership service is a stand-ready obligation to provide management services to the participants of this plan as well as continuous and dedicated customer service representatives and accordingly, we recognize the membership fee ratably over the membership period after the waiting period ends.

Both the basic and the upgraded mutual plans include a waiting period before any new participant can submit a claim for reimbursements. During that period, any membership fee received from the upgraded plan is refundable and is recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

Technical Services

We provide various technical services to certain insurance carriers through our customer relationship management system and customer behavioral analysis system. Under these arrangements, we provide customer relationship maintenance, customer complaint management and claim review services for insurance carriers. We have identified ourselves as a principal in these transactions. Consideration received for technical services reflect stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue is recognized overtime as the insurance carriers are simultaneously receiving and consuming the benefits of those services.

As part of the technical services offering, we also provide marketing services to certain insurance carriers on our various website channels and mobile apps, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites or mobile apps. We recognize revenues from pay-for-performance marketing services based on effective clicks, and recognize revenues from display advertising services based on the number of articles published or the number of times that the advertisement has been displayed. Revenues from both types of transactions are recorded at a point in time when the performance obligation to deliver those marketing services is satisfied.

Other Revenues

Other revenues mainly include commission revenue from online sale of agriculture products and health products, and other service revenues on behalf of third-party merchants. Our performance obligation under these contracts is to arrange for the provision of the specified goods or services by those third-party merchants. Revenue is recognized for the net amount of consideration we are entitled to retain in exchange for our services at a point in time when our performance obligation to facilitate an online sale through our platform is satisfied.

Consolidation of Variable Interest Entity

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunication services and certain other businesses in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through our VIEs and their subsidiaries.

Our wholly-owned PRC subsidiaries hold the power to direct the activities of our VIEs and their subsidiaries that most significantly affect our economic performance and bear the economic risks and receive the economic benefits of our VIEs and their subsidiaries through a series of contractual agreements with VIEs and/or their nominee shareholders, including:

•	Exclusive Business Cooperation Agreement

•	Equity Pledge Agreement

•	Exclusive Call Option Agreement

•	Power of Attorney

•	Spouse Consent Letters

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of the VIEs, and receive the economic benefits of the VIEs. In making the conclusion that we are the primary beneficiary of VIEs, we believe our rights under the exclusive call option agreements and powers of attorney have reinforced our abilities to direct the activities most significantly impacting VIEs’ economic performance. We also believe that this ability to exercise control ensures that the VIEs would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from the VIEs and their subsidiaries. Accordingly, as the primary beneficiary of the VIEs in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, the above contractual agreements are valid, binding and enforceable under PRC laws. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair Value of Common Share

Prior to this offering, we were a private company with no quoted market prices for our common shares. We therefore made estimates of the fair value of our common shares at various dates for the purpose of determining the fair value of our common shares at the date of the grant of share-based compensation awards to our employees and external consultants to determine the grant date fair value of the award. The following table sets forth the fair value of our common shares estimated at different times with the assistance from an independent valuation firm:

Date	Class of Shares	Fair Value per Share		DLOM	Discount Rate	Purpose of Valuation
November 02, 2018	Ordinary shares	US$	0.07	13%	23%	To determine the intrinsic value of the beneficial conversion feature of Series B preferred shares and the fair value of common shares

March 28, 2019	Ordinary shares	US$	0.12	12%	22%	To determine the intrinsic value of the beneficial conversion feature of Series C preferred shares and the fair value of share option grant

June 30, 2019	Ordinary shares	US$	0.13	12%	22%	To determine the fair value of share option grant

October 28, 2019	Ordinary shares	US$	0.15	12%	22%	To determine the intrinsic value of the beneficial conversion feature of Series C+ preferred shares and the fair value of share option grant

December 31, 2019	Ordinary shares	US$	0.17	12%	21%	To determine the fair value of share option grant

March 16, 2020	Ordinary shares	US$	0.20	12%	21%	To determine the intrinsic value of the beneficial conversion feature of Series C++ preferred shares and the fair value of share option grant

June 28, 2020	Ordinary shares	US$	0.30	10%	20%	To determine the intrinsic value of the beneficial conversion feature of Series D preferred shares and the fair value of share option grant

September 30, 2020	Ordinary shares	US$	0.39	8%	19%	To determine the fair value of share option granted

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The discounted cash flow method involves applying an appropriate discount rate to future cash flow to present value. The future cash flows represent our management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. In determining an appropriate discount rate, we have considered the weighted average cost of capital, by considering a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. We also applied a discount for lack of marketability, or DLOM to reflect the fact that there is no ready market for our shares in a closely-held company like us. Such valuation estimates will no longer be necessary once we go public and our underlying shares begin trading as we will rely on the market price to determine the market value of our common stock.

Share-Based Compensation

In 2019, we adopted the 2018 share incentive plan (the “2018 Plan”), which permits the grant of three types of awards: options, restricted shares, and restricted share units. We account for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

For equity classified stock option awards, we measure the cost of the share-based awards based on the grant date fair value of the equity instrument. We have elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date fair value of the options that are vested at that date, over the requisite service period of the award, with a corresponding impact reflected in additional paid-in capital. We elect to recognize forfeitures when they occur.

For liability classified stock option awards, the awards contain a repurchase feature that is probable for the grantor to prevent the grantee from bearing the risks and rewards for a reasonable period of time from the date the options vested. Upon an employee’s termination, the Group reclassifies any vested awards held by the employees into liability as the repurchase price is below fair value. The Group subsequently measures the liability awards at fair value at each reporting date until the date of settlement, with changes in fair value recognized as compensation expense.

In determining the value of share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates were as follows:

	Year ended December 31, 2019	Nine Months Ended September 30, 2020
Risk free rate of interest(1)	3.12%-3.42%	2.51%-3.17%
Volatility(2)	26%-28%	26%-28%
Dividend yield(3)	—	—
Exercise multiples(4)	2.2-2.8	2.2-2.8
Life of options (years)	10	10
Fair value of underlying ordinary shares(5)	$0.12~$0.15	$0.17~$0.39

Notes:

(1)	Risk free rate of interest

Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)	Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiry of the term.

(3)	Dividend yield

The Company has never declared or paid any cash dividends on the Company’s capital stock, and does not anticipate any dividend payments on the Company’s ordinary shares in the foreseeable future.

(4)	Exercise multiples

The expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.

(5)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

During the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020, we recorded share-based compensation expenses of RMB47.8 million, within which RMB25.3 million arose from the share restriction commitment by our founder to investors in relation to our private equity financing, RMB28.0 million and RMB168.0 million, respectively.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income.

PRC

Our subsidiaries, consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%.

The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that our Company and our subsidiaries registered outside the PRC should be deemed resident enterprises, our Company and our subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company thereby resulting in deferred tax liabilities to account for future withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any deferred tax liabilities for dividend withholding tax, as we have no retained earnings for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020. See “Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Capital Expenditures

We made capital expenditures of RMB7.5 million, RMB13.3 million (US$2.0 million), RMB9.5 million and RMB6.6 million (US$1.0 million) in 2018 and 2019 and the nine months ended September 30, 2019 and September 30, 2020, respectively. Capital expenditures represent cash paid for purchase of property and equipment and software.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total(2)	2020	2021	2022	2023	2024	Thereafter
	(in RMB thousands)
Operating lease commitments(1)	45,649	32,095	12,756	798	—	—	—
Financing lease commitments(1)	256	73	73	73	37	—	—

Notes:

(1)	Operating lease commitments and financing lease commitments consist of the commitments under the lease agreements for our office premises and certain office equipment.
(2)	Excludes imputed interests of RMB2.6 million.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2019.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Our Company, Waterdrop Inc., is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and VIEs. As a result, the ability of Waterdrop Inc. to pay dividends depends upon dividends paid by our WFOE.

If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of September 30, 2020, as our WFOE, almost all other PRC subsidiaries, our VIEs and the subsidiaries of our VIEs are all in an accumulated loss position, no statutory reserve was appropriated. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market and Concentration Risk

We do not hold any instruments for trading purposes, and most financial assets on our balance sheet are in the form of demand deposits or highly liquid investment products placed with banks and other creditable financial institutions in China. These investment products are mainly for cash management purpose and are not expected to be subject to material market risks including interest rate risk, commodity price risk and equity price risk.

Foreign exchange risk

Substantially all of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

Concentration of credit risk

Details of the customers accounting for 10% or more of net operating revenue are as follows, including the amount of net operating revenue and as percentages of total net operating revenue for the periods presented:

	For the Year Ended December 31,
	2018		2019
	RMB in thousands	%	RMB in thousands	%
Customer A	103,447	43.44%	667,376	44.17%
Customer B	51,591	21.66%	75,652	5.01%
Customer C	—	—	331,533	21.94%

	155,038	65.10%	1,074,561	71.12%

	For the nine months ended September 30,
	2019		2020
	RMB in thousands	%	RMB in thousands	%
Customer A	485,060	49.84%	465,353	21.18%
Customer C	212,583	21.84%	571,854	26.02%
Customer D	640	0.07%	238,356	10.85%

	698,283	71.75%	1,275,563	58.05%

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows, including the amount of accounts receivable and contract assets and as percentages of total accounts receivable and contract assets for the periods presented:

	As of December 31,
	2018		2019
	RMB in thousands	%	RMB in thousands	%
Customer A	118,464	60.99%	426,699	49.04%
Customer B	71,879	37.00%	52,769	6.06%
Customer C	—	—	211,956	24.36%

	190,343	97.99%	691,424	79.46%

	As of December 31,		As of September 30,
	2019		2020
	RMB in thousands	%	RMB in thousands	%
Customer A	426,699	49.04%	284,179	20.26%
Customer C	211,956	24.36%	417,111	29.74%
Customer D	49,256	5.66%	134,863	9.62%

	687,911	79.06%	836,153	59.62%

We perform ongoing credit evaluations of our customers and generally does not require collateral on accounts receivable.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.

We have implemented and plan to implement a number of measures to address the material weaknesses that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive accounting policies and procedures manual, to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenues for fiscal year of 2019, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Overview of the Chinese Healthcare Service Market

China has a large and increasing demand for healthcare service. Based on the iResearch report, in 2019, the total healthcare service expenditures in China reached RMB7.0 trillion and is expected to reach RMB11.4 trillion by 2024, representing a CAGR of 10.2%. The growth of healthcare service expenditures is mainly driven by factors including growing and aging population, growing personal disposable income, rising demand for quality medical services, adoption of new drugs and medical treatments, as well as the reform of the medical security system. Meanwhile, the total healthcare service expenditure in China accounted for 7.2% of GDP in 2019, compared to 12.0% in the United States. On individual basis, the healthcare services expenditure per capita was US$738 in China in 2019, compared to US$7,832 in the United States.

Currently the healthcare coverage in China is primarily paid by (1) social medical insurance provided by the Chinese government, (2) commercial insurance; and (3) medical crowdfunding, mutual aid and other social charities. Social medical insurance represents the largest medical payment contributor to the country’s healthcare expenditure. Out of the total healthcare expenditure in 2019 of RMB7.0 trillion, 29.3% (RMB2.1 trillion) by social medical insurance, and only 3.3% (RMB297.0 billion) by commercial insurance and 0.2% was covered by mutual aid, medical crowdfunding and other social charities. The remaining 67.1% was out-of-pocket expense implying a medical protection gap of RMB4.7 trillion (c. US$619 billion) in 2019. This protection gap is significant compared to the United States where 81% of the nation’s total healthcare expenditure was covered by government scheme and commercial insurance, and only 19% was paid out-of-pocket. This potential medical protection gap presents promising growth opportunities for the commercial insurance products in China, especially the medical insurance, critical illness insurance and other health insurance products. By 2024, China’s total healthcare expenditure is expected to reach RMB11.4 trillion, 32.1% (RMB3.7 trillion) of which is covered by social medical insurance, 6.5% (RMB734.7 billion) by commercial insurance, and the protection gap remains substantial at 61.1% (RMB7.0 trillion), according to the iResearch report.

China Total Healthcare Expenditure by Payment Methods (RMB billion)

Source:	iResearch Report

According to the iResearch report, 51.6% of the total healthcare expenditure was spent on in-patient healthcare services in 2019 and 32.0% on the purchase of drug and medical equipment. Amidst the recent COVID-19 outbreak, healthcare services through online channels had experienced stronger-than-ever growth. With the inclusion of online doctor consultation, diagnosis and treatment into the social medical insurance system, online healthcare services is expected to grow at a faster pace compared to other channels. According to the iResearch report, the online healthcare services market is expected to reach RMB437.4 billion in 2024, representing a CAGR of 33.8% from 2019.

China Total Healthcare Expenditure by Use of Proceeds (RMB billion)

Source:	iResearch Report

Overview of China’s Insurance Market

Supported by favorable regulatory policies, China’s insurance market has experienced rapid growth in recent years, increasing from RMB2.4 trillion in 2015 to RMB4.3 trillion in 2019 as measured by insurance premium, representing a CAGR of 15.1%.

Although the size of China’s insurance market in terms of insurance premium in 2019 was the second largest in the world according to the iResearch report, insurance penetration (defined as insurance premium over GDP) and insurance density (defined as insurance premium per capita) in China were still substantially lower than those in developed countries, indicating significant growth potentials. According to the 14th Five Year Plan formulated by the Chinese government, China’s insurance penetration and density are expected to reach 6.8% and RMB6,596 (approximately US$971), respectively, by 2025.

Source:	iResearch Report

Driven by the significant medical protection gap and rising awareness for protection, the Chinese insurance market is expected to reach RMB8.0 trillion by 2024, representing a CAGR of 13.4% from 2019. Thanks to regulatory tailwinds, growth in household disposable income and increasing awareness for health protection, Chinese insurance market is expected to continue to maintain the strong growth momentum in the long term.

China Total Insurance Industry Premium (RMB billion)

Source: CBIRC, iResearch Report

Life and Health Insurance in China

The life and health insurance has been the key growth driver of China’s overall insurance industry in the past few years. From 2015 to 2019, the life and health insurance market in China has grown from RMB1,629 billion to RMB3,100 billion, representing a CAGR of 17.5%. With the increasing demand for health protection, China’s life and health insurance is expected to remain as the growth engine for the country’s insurance industry in the near future. In 2024, China’s life and health insurance market is expected to reach RMB6,205 billion, at a CAGR of 14.9% from 2019.

In particular, the growth of health insurance sector has been supported by the Chinese government in recent years. In an announcement made in January 2020, the CBIRC has set the 2025 total health insurance premium target at RMB2 trillion (compared with RMB707 billion in 2019). A series of regulatory policies have been introduced since 2014, aiming to promote the commercial health insurance development from multiple dimensions. According to the iResearch report, the following recent regulatory developments are expected to have positive impacts on China’s health insurance industry:

•	Reform of the Social Medical Insurance System. Accelerating the growth of the health insurance industry, and encouraging the growth of charitable medical donations and medical mutual aid.

•	More diversified health insurance product offerings. Promoting the development of more diversified health insurance products to tailored to differentiated protection needs.

•	Deregulation on product design. Allowing insurance carriers to adjust premium rates of long-term medical insurance after issue date upon approval form the regulators.

•	Enhancement of the risk management framework. Promoting more rigid risk management framework to the industry including insurance carriers and insurance intermediaries.

Distribution Channel of Life and Health Insurance

Life and health insurance products in China are mainly distributed via a number of channels, including insurance carriers’ affiliated agents, bancassurance, telemarketing and direct online sales, and third-party insurance brokers and agents, each representing 58.2%, 31.3%, 8.0%, and 2.5% of total life and health insurance premiums in 2019, according to iResearch report.

Traditionally, insurance carriers’ affiliated agents and bancassurance are the main channels for distributing life and health insurance products in China. In recent years, third-party insurance brokers and agents as a distribution channel has grown significantly. Compared to insurance carriers affiliated agents and bancassurance partners, the third-party insurance brokers and agents are uniquely positioned to offer consumers a comprehensive selection of product offerings with more customer-centric effort and therefore better meet individuals health protection needs. In developed countries such as the United States and United Kingdom, third-party insurance brokers and agents are one of the main channels for distributing life and health insurance products.

In China, third-party insurance brokers and agents have been playing an increasingly important role in the life and health insurance market. The life and health insurance GWP distributed via third-party insurance brokers and agents reached RMB77.0 billion in 2019, representing a CAGR of 44.0% from 2015. With the increasing demand from consumers for the most suitable products, GWP distributed via the third-party insurance brokers and agents channel is expected to reach RMB837.7 billion in 2024 according to iResearch report, representing 13.5% of the total life and health insurance premium and a CAGR of 61.4% from 2019.

China Total Life and Health Insurance Premium by Distribution Channels (RMB billion)

Source: iResearch Report

Meanwhile, in recent years, third-party insurance brokers and agents channel has been continuously digitalized. Third-party insurance brokers and agents can be divided into two categories based on their distribution model: (1) Online third-party insurance brokers and agents, which distribute insurance products mainly through online channels; and (2) Offline third-party insurance brokers and agents, which distribute products mainly offline. In China, the leading online third-party insurance brokers and agents include Ant Group, Waterdrop and WeSure; while the leading offline third-party insurance brokers and agents include Fanhua, Datong, Mingya and Everpro. Among these companies, Watedrop, Fanhua, Datong, Mingya and Everpro are independent third-party insurance brokers and agents that do not rely on the online traffic support from an online platform to which they are affiliated. The table below lists the top five third-party insurance brokerage and agency companies in China in terms of life and health insurance GWP in the six months ended June 30, 2020. As used in the table below, third-party insurance agents and brokers refer to those who sell products of multiple insurance companies, make insurance recommendations based on the interests of the consumers, and help the consumers complete the insurance application, as opposed to affiliated agents of insurance companies.

Ranking	Company	GWP (RMB)	Type	Market Share
1	Company A	c.16.0 bn	Non-independent	13.9%
2	Waterdrop	c.5.9 bn	Independent	5.1%
3	Company B	c.5.1 bn	Independent	4.4%
4	Company C	c.3.2 bn	Independent	2.8%
5	Company D	c.3.0 bn	Non-independent	2.6%

Source: iResearch Report

Technology Disruption to Chinese Insurance Industry

China has been at the frontier of technology innovation and the application of technology for insurance industry. Leveraging technologies such as big data, artificial intelligence, blockchains, cloud computing, companies along the insurance industry value chain are able to expand their business, improve efficiencies, achieve economies of scale, provide superior customer experience and penetrate the underserved population. According to the iResearch report, the total investment in technology from Chinese insurance industry players reached RMB32 billion in 2019, and is expected to reach RMB55 billion by 2023. Some examples of the application of technology in the insurance industry include:

•	Improve risk assessment accuracy to achieve more efficient product design and sales promotion;

•	Establish cost-efficient customer acquisition model;

•	Obtain accurate insights from data analysis for customized products development;

•	Improve internal operating efficiency of insurance carriers and risk management capabilities;

•	Offer digital collections for premiums and payments for claims; and

•	Improve overall user experience and customer service quality.

Insurtech has the potential to reshape the entire insurance industry value chain, which includes the insurance carriers, the insurance distributors and other intermediaries and the end users (policyholders). It empowers insurance carriers with in-depth and comprehensive digital capabilities and enhances the collaboration between insurance carriers and distributors, connecting the insurance value chain to achieve optimized product design, sales, claims, customer services and settlement process.

Compared with insurance carriers, insurance distributors and other intermediaries are closer to users and are more likely to obtain high-quality data insights. Leveraging technology to process and analyze data insights allows insurance distributors to establish an accurate user portrait and deep understanding of user behavior, improving the operating effectiveness via targeted product design, creating a more satisfactory consumers experience and hence strengthen loyalty and retention rate. Industry players are also able to tap into the underserved market via the use of technology and mobile platforms, significantly expanding these companies’ consumers coverage and eventually enhancing their consumers insights to provide better customer service. Based on the iResearch report, the key players in the online distribution universe includes:

1.	Pure-play online professional third-party distribution platforms, such as the online platform of Ant Group, Waterdrop and WeSure;

2.	Direct online distribution channel of insurance carriers, such as Ping An Insurance, China Life Insurance, ZhongAn Online P&C Insurance, and Taikang Online P&C Insurance; and

3.	Online distribution platform from other financial institutions such as banks.

According to the iResearch report, compared to direct online distribution channel of insurance carriers, which act as both the product provider and distributor for their own products, pure-play online professional third-party distribution platforms have access to a larger online customer group thanks to diversified product offerings from different insurance carriers. Online professional third-party distribution platforms typically focus on the customer experience, which then drive them to develop better data analysis, more accurate customer profile, personalized customer interactions and ultimately to create a more sustainable level of customer satisfaction and retention.

China Total Life and Health Insurance Premium by Online and Offline Distribution Channels (RMB billion)

Source: CBIRC, iResearch Report

Historically, online health insurance achieved strong growth while online life insurance experienced temporary headwinds due to relevant regulatory change on life product. According to iResearch, the online health insurance premium is expected to maintain strong growth with a CAGR of 53.9% from 2019 to 2024.

China Total Online Life and Health Insurance Premiums (RMB billion)

Source: iResearch Report

Overview of Medical Crowdfunding Platforms

The financial burden of treating critical illness and injury, even after social medical insurance reimbursement, goes well above many patients’ financial means. According to the iResearch report, RMB4.7 trillion of medical expenditures as of 2019 were paid out-of-pocket. Medical crowdfunding platforms have emerged to alleviate the financial burden of the patients in need by providing post-illness assistance. These platforms allows patients or their relatives or friends to initiate donation campaigns for critical medical needs, bringing together those who are seeking help and who are willing to help.

The medical crowdfunding market in China is highly concentrated where top three platforms contribute around 92% of the market share as they benefit from their first mover advantages and technology strength. According to the iResearch report, the total cumulative funds raised from medical crowdfunding platforms in China reached RMB35.9 billion in 2019, and is expected to reach RMB105.3 billion in 2024. The table below lists the top three medical crowdfunding platforms in China, in terms of the total funds raised in the twelve months ended June 30, 2020:

Ranking	Platform	Total Funds Raised (RMB)	Market Share
1	Waterdrop	c.11.1 bn	54.9%
2	Company E	c.6.5 bn	32.1%
3	Company F	c.1.0 bn	4.9%

Source: iResearch Report

Overview of Mutual Aid Platforms

Although the social medical insurance system has covered over one billion population, it is estimated that approximately RMB7.0 trillion of total healthcare expenditure will be paid out-of-pocket in 2024 according to the iResearch report. In February 2020, the Chinese government has emphasized the importance of mutual aid and medical crowdfunding industry for the population who cannot afford commercial health insurance.

Mutual aid platforms allow participants to help each other to ease the medical cost burden. Mutual aid platforms offer critical illness protection at a very low cost to participants who are not covered by commercial insurance, but still want to have certain level of medical protection. Mutual aid industry in China first began in 2011. With mutual aid platforms gaining popularity, the industry started to burgeon on the basis of more disciplined industry practices. Meanwhile, as the Healthy China 2030 Initiative enlisted medical mutual aids as part of the Chinese medical insurance system, the industry experienced rapid growth in the past years. According to the iResearch report, the total mutual aid payout amount in China reached RMB4.6 billion in 2019 and is expected to reach RMB18.4 billion in 2024. The table below lists the top three mutual aid platforms, as measured by the total payout amount in the twelve months ended June 30, 2020:

Ranking	Company	Total Payout Amount (RMB)	Market Share
1	Company G	c.7.0 bn	76.7%
2	Waterdrop	c.1.0 bn	11.0%
3	Company H	c.0.3 bn	3.1%

Source: iResearch Report

Overview of China’s Online Healthcare Services Market

Traditionally, healthcare related services in China are primarily conducted offline. The high operational cost and high investment commitment required for online operations impose a steep entry barrier for new entrants.

With the advancement of technology, the online healthcare services market emerges in recent years. The online healthcare services market includes all healthcare related services which are conducted via online channels, such as online pharmacy marketplace, online doctor consultation, and digital healthcare data analysis. Regulatory implementations are going to be the main catalyst for the market growth. A series of policies have been implemented to promote the market development in recent years. According to the iResearch report, the following recent regulatory developments of policies and regulations are expected to have a positive impact on China’s online healthcare services industry:

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Administrative Measures on Standards, Security and Services of National Healthcare Big Data (Trial Implementation). These measures are expected to provide regulatory guidance on handling healthcare-related data, along with key compliance steps for multinationals throughout the entire life cycle of health care data, including collection, storage, transfer and use.

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Opinions of the General Office of the State Council on Promoting the Development of “Internet plus Healthcare”. These policies promote the improvement of the “Internet plus medical and health” service system, relevant concrete measures and strengthen provisions to implement industry supervision and data security.

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Healthy China 2030 Initiative. These initiatives “Internet plus Healthcare” services that cover full life cycle prevention, treatment and rehabilitation as well as integrated national health information services for proprietary health management.

BUSINESS

Our Mission

We at Waterdrop aspire to bring insurance and healthcare service to billions through technology.

Overview

We are a leading technology platform dedicated to insurance and healthcare service with a positive social impact. We are the largest independent third-party insurance platform in China in terms of life and health insurance GWP distributed in the first half of 2020, according to iResearch. Through our medical crowdfunding, mutual aid platforms, and our insurance marketplace, we have built a massive social network of protection and support for people, raising awareness of insurance and ultimately providing insurance and healthcare service to consumers in China.

According to iResearch report, in 2019, the total healthcare service expenditures in China reached RMB7.0 trillion, out of which RMB4.7 trillion was not covered by the social medical insurance, commercial insurance, or other medical financial aid programs. With Waterdrop being a trusted brand in China, we are well positioned to capture this market opportunity for insurance and healthcare service. According to a public survey conducted by iResearch, our insurance marketplace, medical crowdfunding, and mutual aid platforms rank No. 1 in terms of brand awareness among independent third-party insurance distribution platforms, medical crowdfunding platforms, and mutual aid platforms.

Insurance Marketplace. We address the health and life insurance needs with a variety of protection products. As of December 31, 2020, we collaborated with 62 insurance carriers to offer 200 health and life insurance products, majority of which are jointly designed with insurance carriers, leveraging our deep understanding of the consumer demand and actuarial capabilities. Our platform is designed to be mobile-first, digital native, and deeply connected with insurance carriers to ensure smooth and friendly user experience throughout the process from underwriting to claim services. In 2020, our Waterdrop Insurance Marketplace generated over RMB14.4 billion FYP. Our cumulative paying policy count reached 30.7 million as of December 31, 2020.

Medical Crowdfunding. We enable people with significant medical cost need to seek help from caring hearts through technology. Patients or their relatives or friends can initiate crowdfunding campaigns on our platform and share campaign information through social network. As of December 31, 2020, over 340 million people donated over RMB37 billion in aggregate to over 1.7 million patients through our Waterdrop Medical Crowdfunding. According to iResearch, we ranked No. 1 among all medical crowdfunding platforms in China in terms of amount of fund raised in the twelve months ended June 30, 2020.

Mutual Aid. Our Waterdrop Mutual Aid enables participants to help one another to ease his or her medical cost burden of over 100 types of critical illness. This platform raises health protection awareness among participants who in turn may seek more comprehensive insurance coverage. As of December 31, 2020, our Waterdrop Mutual Aid had accumulated over 80 million participants and over 17,000 payouts in an aggregate amount of approximately RMB1.8 billion.

With the comprehensive coverage of our Waterdrop Insurance Marketplace, Medical Crowdfunding and Mutual Aid platforms, we aim to supplement social medical insurance system and penetrate into the healthcare market in China to help more people access quality healthcare services.

We have achieved exponential growth since our inception. As of December 31, 2018, 2019 and 2020, the cumulative number of paying insurance consumers was approximately 1.7 million, 8.8 million and 19.2 million, while FYP generated through Waterdrop Insurance Marketplace achieved RMB972.5 million, RMB6,668.1 million, and RMB14,425.9 million in 2018, 2019 and 2020, respectively. We generate brokerage income from selling insurance policies underwritten by insurance carriers. Our revenues increased by 534.6% from RMB238.1 million in 2018 to RMB1,511.0 million (US$222.5 million) in 2019, and increased by 125.8% from RMB973.2 million for the nine months ended September 30, 2019 to RMB2,197.6 million (US$323.7 million) for the nine months ended September 30, 2020. We had a net loss of RMB209.2 million, RMB321.5 million (US$47.4 million) and RMB260.1 million (US$38.3 million) in 2018, 2019 and the nine months ended September 30, 2020, respectively.

Our Integrated Business Model

We operate an integrated business model that enhances user engagement, raises health protection awareness, and maximizes the lifetime value of our users.

Notes:

1.	As of December 31, 2020
2.	According to iResearch, in terms of amount of fund raised in the twelve months ended June 30, 2020
3.	According to iResearch, in terms of total payout amount in the twelve months ended June 30, 2020
4.	According to iResearch, in terms of life and health insurance GWP distributed in the first half of 2020

Our user-centric platforms enhance user engagement through network effects. Based on comprehensive data accumulated across demographics, medical and health status, social activities and behaviors, we derive unique data insights and develop deep understanding of consumer needs. Leveraging our data insights, big data analytics, and artificial intelligence, we have developed measures that enable effective consumer conversion and continuously provide customized insurance and healthcare solutions to users acquired from our crowdfunding and mutual aid platforms as well as through external marketing efforts. Our consumer conversion capability enables us to capture the lifetime value of our users through our insurance marketplace, drive long-term growth, and ultimately expand into healthcare service space.

Our Value Propositions

Value Proposition to Insurance Consumers

We help consumers become more informed in navigating their most important insurance coverage choices. We aspire to promote the value of insurance through the following:

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Awareness and risk education: latent demand for insurance until insurance claims are needed. Our medical crowdfunding and mutual aids educate donors and participants to appreciate and realize the need for insurance coverage in case of unforeseeable events.

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Trust: strong reputation and brand. We have established ourselves as a trusted brand for insurance and medical cost support solutions, according to iResearch. Our trusted brand positions ourselves as the go-to platform for the mass population.

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Choice and affordability: accessible to a wide variety of insurance products with cost efficiency. With our unique suite of insurance products, we offer users choice and affordability. As we work with many insurance carriers, our consumers can easily tap into our insurance marketplace to choose the insurance products that best fit their needs. We offer products with favorable terms on our platform to broad consumer base. Moreover, to enhance our consumer journey, we are building up our healthcare ecosystem to include other health-related services.

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Convenience and consumer experience: efficient insurance purchase process. Empowered by our online platforms and technology infrastructure, we offer smooth online purchase experience for our consumers.

Value Proposition to Medical Crowdfunding and Mutual Aid Users

We operate a massive social network of medical protection and support, including cumulatively over 340 million donors from our medical crowdfunding platform and cumulatively over 80 million participants on our mutual aid platform, who benefit from the following:

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Free or affordable access to medical treatment. Waterdrop Medical Crowdfunding enables those with significant medical costs needs to seek help from caring hearts. Waterdrop Mutual Aid provides an affordable alternative medical protection and serves as a gateway product for health insurance. Moreover, we do not charge any fees for crowdfunding campaigns on Waterdrop Medical Crowdfunding and only charge a small plan management fee to cover investigation expenses for basic Waterdrop Mutual Aid plans.

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The large scale of the platforms. We are the largest medical crowdfunding platform in China in terms of fund raised and the second largest mutual aid platform in China in terms of mutual aid payouts for the twelve months ended June 30, 2020, according to iResearch. As a result, patients raising funds on Waterdrop Medical Crowdfunding benefit from wider dissemination of campaigns, and participants of Waterdrop Mutual Aid plans benefit from a steady and sizable number of participants, stable and sustainable shared costs and a variety of mutual aid plans catering different needs.

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Comprehensive risk management and anti-fraud measures. Donors on Waterdrop Medical Crowdfunding and participants of Waterdrop Mutual Aid are protected by comprehensive risk management and anti-fraud measures such as rigorous vetting, public disclosure to donors, and independent accounts at a custodian bank for Waterdrop Medical Crowdfunding and waiting period, enrollment conditions and commitments, recognition of medical materials by AI, and third-party investigation for Waterdrop Mutual Aid.

Value Proposition to Insurance Carriers

It often takes insurance carriers a lot of resources and time to develop high quality, scalable and efficient distribution channel and operation systems. Our cutting-edge technology infrastructure helps them in the following ways:

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Consumer access: immediate access to broad consumer base. Our open platform, with our unique conversion capability, extensive offline and online scenarios, enables insurance carriers to scale their insurance business swiftly without significant upfront investments in consumer acquisitions.

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Optimized Underwriting: optimized and precise underwriting for different consumer segments. Our data insights, big-data analysis, and artificial intelligence tailored to health and life insurance enable insurance carriers to optimize the matching of their products with consumer needs, to better serve various segments of consumers.

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Efficiency in distribution and operation: improved operational efficiency. By leveraging our distribution network, claim service system support, and consumer engagement, we improve insurance carriers’ operating efficiency.

Our Competitive Strengths

Leading Insurtech Platform with Trusted Brand and Superior Growth

Within four years since our inception, we have become the largest independent third-party insurance platform in China in terms of life and health insurance GWP distributed in the first half of 2020, and a trusted brand for comprehensive healthcare cost support, according to iResearch. Through user engagement on our platform, we raise people’s awareness of insurance coverage for themselves and their families. As the trusted and top-of-mind brand, we are well-positioned to capture significant market opportunities.

We achieved exponential growth in the past three years. The number of our cumulative paying insurance consumers as of December 31, 2018 and 2020 was approximately 1.7 million and 19.2 million respectively. FYP generated through Waterdrop Insurance Marketplace was RMB972.5 million, RMB6,668.1 million, and RMB14,425.9 million in 2018, 2019 and 2020.

We have received widespread recognition for our vision to make social impact. We are the largest medical crowdfunding platform in China in terms of cumulative funds raised and the second largest mutual aid platform in China in terms of cumulated mutual aid payouts for the twelve months ended June 30, 2020, according to iResearch. Our insurance marketplace, medical crowdfunding, and mutual aid platforms have the highest NPS (net promoter score) among independent third-party insurance distribution platforms, medical crowdfunding platforms, and mutual aid platforms, according to a public survey conducted by iResearch. In 2019, we were recognized by Fortune as China’s “Innovator of the Year.”

Innovative User Acquisition and Engagement Model

We leverage social network for user acquisition and engagement. Many users first become aware of us through our widely-known Waterdrop Medical Crowdfunding platform. Once patients or their relatives or friends initiate medical crowdfunding campaigns, their stories will be shared and viewed by many others beyond their own social network. Similarly, we drive user engagement through Waterdrop Mutual Aid as well as our marketing activities with highly engaging content for our users and communities. Our unique user engagement model creates a snowball effect leading to our exponential user growth.

We also build awareness and long-term trust with local communities leveraging our effective on-the-ground taskforce. Our crowdfunding consultant team provides campaign support while providing continuous education to our communities. As of December 31, 2020, we had offline crowdfunding consultants across 31 provinces and 297 cities nationwide.

Through this omni-channel strategy, we are able to reach massive user base nationwide with growing protection awareness. We enjoy more effective and efficient user acquisition and engagement, drive better user conversion, and ultimately maximize consumers’ lifetime value.

Unique and Comprehensive Product Offerings

We are a platform that connects insurance consumers, carriers, patients in need of medical cost support, medical service providers and anyone willing to help. We provide protection, care and support for our users across pre-illness protection and post-illness support.

Our post-illness support platform, Waterdrop Medical Crowdfunding, provides an effective channel for those in financial difficulties to receive aid in time and drives insurance awareness and trust of our brand. Through education and targeted marketing, donors would be willing to improve medical insurance coverage for themselves and their family. Our pre-illness protection platforms—Waterdrop Mutual Aid and Waterdrop Insurance Marketplace—provide full suite of tailored protection products. As of December 31, 2020, we collaborated with 62 insurance carriers to offer 200 types of health and life insurance products on our platform, majority of which are jointly designed by insurance carriers and us leveraging our deep understanding of the demand and actuarial capabilities.

We plan to further expand our insurance and healthcare product offerings. As consumers make health-related transactions on our platform, we will have a better understanding of their needs and provide more tailored and targeted solutions and services to further increase their lifetime value on our platform.

Advanced Technology and Differentiated Data Insights

We are at the forefront of embedding advanced technologies throughout insurance value chain including user acquisition and engagement, anti-fraud assessment, verification, underwriting services, claim services, and risk management. Our AI-powered technology platform is mobile-first, digital native, and deeply connected with insurance carriers, to ensure smooth and friendly user experience.

Through our unique business model, we have accumulated a wealth of high quality, proprietary, and highly relevant scenario-based data insights into our consumers. We aggregate, integrate, and structuralize full-cycle medical and healthcare data generated under authorization through our crowdfunding and mutual aid platforms, as well as from our collaboration with hospitals, research institutes, and insurance carriers. We have established a growing data set with more than 30 million structured medical and healthcare data, covering over 10 thousand types of diseases with diagnostic and medical treatment records. Our self-reinforcing data accumulation and strong data processing technologies enable us to conduct multi-dimensional user data analysis across demographic characteristics, health conditions, financial status, and other social and behavioral aspects.

We apply our differentiated data insights to improve customer experience and create value for insurance carriers. Through our massive volume of full-cycle user data, we are able to develop deep understanding of our consumer needs to generate personalized recommendations of insurance products. Leveraging our artificial intelligence capabilities based on light GBM and logic regression model, we are able to predict the claim behavior, and streamline the claim process. We equip our sales personnel with data-driven customer relationship management (CRM) solutions to enhance their productivity. We provide valuable and comprehensive sales and underwriting data insights to our insurance carriers to help them improve their consumer retention, claim efficiency, risk management and operating efficiency.

Strong Sense of Mission and Proven Execution Capabilities

We believe our growth is largely attributed to the strong sense of mission and proven execution skills of our senior management. Our founder and chief executive officer Mr. Peng Shen is a serial entrepreneur with extensive experience in technology and internet. Prior to founding Waterdrop, Mr. Shen joined Meituan as one of the founding team members and led the launch and rapid nationwide growth of Meituan’s food delivery services. Our other co-founders and senior management are equipped with expertise and insights in internet, consumers and insurance sectors. Mr. Guang Yang, the leader of our insurance marketplace, has strong expertise in insurance and internet. Mr. Yao Hu, the leader of our medical crowdfunding, brings years of experience in technology and product development.

Within a few years of executing our vision, we have built a powerful platform of scale. Even though we were not the first company to enter into the medical crowdfunding, mutual aid or online insurance distribtution, our relentless focus on execution has made Waterdrop a leading player across all three business lines. Our value is further endorsed by our strong base of shareholders including Tencent, Swiss Re, and Meituan, who possess a wealth of industry knowledge and provide us strategic support in terms of user acquisition, business cooperation, and risk management insights and technology.

Our Growth Strategies

We aim to build an “insurance + healthcare” ecosystem that makes our community better. We plan to implement the following strategies:

Further expand user coverage and engagement to improve mindshare

We continue to uphold the principle of “users first” to address their pain points and improve our operation model and service quality. Leveraging our unique solution addressing both pre-illness protection and post-illness support, we aim to deepen consumers’ awareness and trust of our brand and further expand our user base across our platforms.

Penetrate further into the insurance value chain with strategic partners

We aim to partner with more high-quality insurance carriers, and deepen our cooperation to co-develop new products. We target to improve our up-selling capabilities and cover the lifecycle of our consumers with increased offerings of long-term health and life insurance products. In addition, we aim to expand our insurtech solutions to insurance carriers such as digitalized services of intelligent underwriting, intelligent risk management, and intelligent claim management etc. We plan to gradually build out our full-stack capabilities through organic growth and strategic collaborations, investments or acquisitions.

Invest in data analysis and technology infrastructure

We will continuously invest in our technologies and optimize our self-reinforcing data analysis to improve operational efficiency and enhance risk management capabilities. We will advance our analysis of our users’ diverse needs and utilize our technology capabilities to better match services and products with differentiated consumer profiles. We will continue to improve our unit economics by improving user conversion and strengthening consumer retention.

Deepen partnership with healthcare institutions to build up health ecosystem

We will seek opportunities to strengthen cooperation with healthcare services partners such as hospitals, pharmaceutical companies and other healthcare service providers and build a health ecosystem. We aim to connect various types of medical payments and offer our consumers broader choice of healthcare services, including online pharmacy, online doctor consultation, and other wellness and healthcare services. We also aim to provide our insights and data analysis in health and medical insurance to our healthcare service partners to improve service quality, manage expense, and enhance consumer satisfaction. We strive to establish our position as a health platform of choice by fostering our broader ecosystem partnerships.

Waterdrop Insurance Marketplace

We provide various health and life insurance products to meet the growing protection demand of our consumers through our Waterdrop Insurance Marketplace. As a portal for both insurance consumers and insurance carriers, our Waterdrop Insurance Marketplace integrates data, systems and services, and facilitates smooth execution flow and consumer experience leveraging our strong technology capabilities.

Consumers of Waterdrop Insurance Marketplace

Waterdrop Insurance Marketplace aims to serve consumers with growing awareness in insurance protection and yet are underserved by insurance carriers or brokers in a traditional manner. These consumers include those from lower-tier cities who are not fully covered by insurance carriers or agents, the younger generation of internet users who are new to insurance, and consumers who otherwise cannot afford or are not aware of insurance products without affordable insurance products and consumer education that we offer.

We have a huge and growing consumer base on our Waterdrop Insurance Marketplace. As of December 31, 2020, the cumulative number of insurance consumers we served was approximately 79.4 million, including 19.2 million paying insurance consumers. We see two groups of people as our typical insurance consumers. One is those who are new to insurance and are used to purchasing everything online, and the other group is those bread winners from lower-tier cities who support living and healthcare expenses of their whole families including parents and children. Waterdrop Insurance Marketplace, as an online insurance platform, is well positioned to serve those consumers.

Consumers come to Waterdrop Insurance Marketplace through a variety of channels. Leveraging our precise consumer profiling and product matching capabilities, we are able to generate personalized recommendations on insurance products to consumers and achieve efficient consumer conversion.

We believe our consumers, with heightened awareness through education, are open to long-term protection insurance products and more health services. The huge consumer base forms the foundation of our business model, and we aim to capture the lifetime value of our users by covering their holistic healthcare needs and building a healthcare ecosystem.

Products Tailored for Consumers of Waterdrop Insurance Marketplace

We offer a wide array of health and life insurance products on our Waterdrop Insurance Marketplace. As of December 31, 2020, we collaborated with 62 insurance carriers to offer 200 types of health and life insurance products online. Out of the 200 types of products: 113 were short-term health insurance, while 87 were long-term health and life insurance; 166 were health insurance, while 34 were life insurance. We generally select and offer on Waterdrop Insurance Marketplace products that represent great value, address demands of our consumers, or already gain popularity on the market.

Our products offering covers both short-term health and long-term health and life insurance. For certain insurance products, we provide consumers the option of monthly payments while such products are normally paid annually. We believe that this innovation gives more payment flexibility to consumers.

The tables below set forth the summary of insurance products we offered.

	For the Years Ended December 31,
	2018		2019		2020
FYP	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
Short-term insurance	969	100	6,118	92	11,916	83
Long-term insurance	3	0	550	8	2,510	17
Total	972	100	6,668	100	14,426	100

	For the Years Ended December 31,
	2018		2019		2020
Number of Policies	(thousand)	(%)	(thousand)	(%)	(thousand)	(%)
Short-term insurance	2,194	100	10,638	99	17,007	97
Long-term insurance	3	0	118	1	605	3
Total	2,197	100	10,756	100	17,612	100

	For the Years Ended December 31,
	2018		2019		2020
FYP	(RMB million)	(%)	(RMB million)	(%)	(RMB million)	(%)
Health insurance
Medical insurance	902	93	5,339	80	10,426	72
Casualty insurance	62	6	527	8	1,280	9
Critical illness insurance	8	1	699	10	1,907	13
Life insurance	0	0	103	2	813	6
Total	972	100	6,668	100	14,426	100

	For the Years Ended December 31,
	2018		2019		2020
Number of Polices	(thousand)	(%)	(thousand)	(%)	(thousand)	(%)
Health insurance
Medical insurance	1,198	55	8,406	78	13,571	77
Casualty insurance	965	44	1,743	16	3,162	18
Critical illness insurance	32	1	584	6	681	4
Life insurance	2	0	23	0	198	1
Total	2,197	100	10,756	100	17,612	100

Leveraging our deep understanding of consumer needs and our data analysis and actuarial capabilities, we collaborate with some insurance carriers to co-design new insurance products. Currently, co-designed products constitute a majority of insurance products offered on Waterdrop Insurance Marketplace. After the design phase is completed, it takes us as short as one week to establish connection with the system of the insurance carrier and launch the co-designed product. Such co-designed products are underwritten by insurance carriers and generally offered on Waterdrop Insurance Marketplace exclusively, which further deepens our collaboration with these insurance carriers and enhances our platform’s attractiveness to consumers.

Case Study. Our Waterdrop Senior Million Medical launched in March 2019 illustrates the process of such collaboration. Through analysis of consumer profiles, we discovered a group of elderly consumers on our platforms with a strong demand for medical insurances. However, the medical insurance products for the elderly available in the market are insufficient with strict enrollment conditions including physical examinations requirements. Through effective collaboration with insurance carriers, medical examination service providers, and reinsurers, we co-designed and launched the Waterdrop Senior Million Medical insurance product with streamlined enrollment process. The Waterdrop Senior Million Medical covers approximately 100 types of most frequently occurring diseases of the elderly, where users fill in enrollment form online and disclose pre-existing medical conditions before purchasing, with physical examination result not being a prerequisite. We then provide physical examinations to policyholders for free, where those who passed the examination will be provided extra insurance coverage for general illness and accident injuries. The product was very successful in the market, with over RMB385 million in FYP generated on Waterdrop Insurance Marketplace as of December 31, 2020.

Experience on Waterdrop Insurance Marketplace

Streamlined and mobile-based transaction process

Our platform is designed to be mobile-first and digital-native. It streamlines various transaction processes, ensures smooth user experience, and reduces the time between first query and the completion of a transaction. We believe that we are well-positioned to capitalize on the accelerating trend of digitalization across the insurance landscape. insurance consumers are increasingly conducting research online and ultimately, purchasing online. We evaluate the massive products offerings on our platform and recommend the most suitable insurance products that represent great value for our consumers.

Our platform enables smooth online transaction process of the selected health and life insurance products with direct connection with carriers. We believe that the streamlined experience of our platform forms part of our unique appeal to consumers.

Our platform fully supports mobile-based transactions. Through our mobile apps or Weixin official account, consumers can complete insurance products purchase or renewal within minutes.

AI-driven intelligent claim review system

Empowered by our AI-driven intelligent claim review system, we are able to provide smooth consumer experience that reduces frictions, and unnecessary delays, and aligns interests and incentives. Our system supports claim information compilation and preliminary claim review for selected insurance carriers. Relevant documents can be submitted digitally for our initial review. We then pass our initial review results to relevant insurance carriers for their final review and settlement approval, improving claim efficiency and consumer satisfaction.

Our intelligent system is complemented by our customer service team dedicated to resolving consumer enquiries in a timely manner. Empowered by our confluence medical knowledge graph built upon real-life cases and data analytic capabilities, our online customer service representatives efficiently answer various consumer enquires where medical knowledge and expertise are required.

Data Origination and Analysis

Leveraging our data analytic capabilities, we are able to explore potential consumer needs, develop new business initiatives and provide technology solutions. With the increasing volume of transactions through our platform, our data becomes richer, feeding into our machine learning and data science-enabled feedback loops. As a result, our models and algorithms become more precise.

Partnership with Insurance Carriers

As of December 31, 2020, we collaborated with 62 insurance carriers to offer 200 types of health and life insurance products online. Out of the 62 insurance carriers: 41 were life and health insurance carriers, while 21 were P&C insurance carriers; 46 were Chinese insurance carriers, while 16 were foreign-invested. The depth and breadth of our insurance carrier network allows us to present a comprehensive suite of product options to consumers.

Selection of Insurance Carriers

When selecting insurance carriers to cooperate with, we consider a comprehensive set of factors including insurance products offered, system stability and data security, brand, scale, and financial position of the carrier, as well as customer service capabilities.

To maintain flexibility and our bargaining position, for each particular product or category, we generally work with a focused group of insurance carriers. With the large sales volume, we are also able to develop a deeper understanding of insurance carriers’ objectives, and to further optimize product matching, enhance product sales on our insurance marketplace, and strengthen our bargaining power.

At the same time, we also maintain a big enough insurance carrier base to keep sufficient redundancy and reduce concentration risk. To broaden insurance product selection and ensure adequate product back-up, we typically work with at least two carriers for each product, and over five for popular products.

Connected systems with insurance carriers

Our insurance platform is built on a secure and scalable infrastructure that is connected to the systems of insurance carriers. The connected systems enable us to provide streamlined consumer experience and allow us to continuously improve operating efficiency.

The connected systems mainly include core business system and account reconciliation system, which processes product, policy and consumer information, and integrates functions such as new insurance policy entry, underwriting verification, premium collection (initial or renewal), insurance policy renewal (automatic or manual), after-sales administrative services (cancellation and refund), and other insurance policy related administrative services.

Our insurance platform is able to perform a series of functions to ensure efficient and speedy connection and new product launch. The lead time for each subsequent product integration to our insurance marketplace is approximately two days for standard products and five to seven days for non-standard products.

Commission Structure

We generate commission revenue from selling insurance policies that are underwritten by insurance carriers through our platform. We are generally paid a commission as a percentage of premiums paid. The payment mode of premiums depend on the products, premiums for short-term insurance products are usually paid annually or monthly, while premiums for long-term insurance products are paid lump-sum, annually, or monthly. The commission structure encourages collaboration between us and insurance carriers to increase consumer satisfaction and retention by choosing health and life insurance products that best fit consumers’ needs, which drives better outcomes for both carriers and consumers.

Waterdrop Medical Crowdfunding

We launched our medical crowdfunding platform, Waterdrop Medical Crowdfunding, in July 2016 to provide medical costs support by bringing together those who are seeking help and who are willing to help through social network. As of December 31, 2020, over 340 million people donated over RMB37 billion in aggregate to over 1.7 million patients through Waterdrop Medical Crowdfunding. User awareness of insurance protection has also been raised, especially for donors on Waterdrop Medical Crowdfunding, where over 24% of accumulative donors on our platform have subsequently purchased our insurance products and/or joined our mutual aid plans. We do not charge any fees for medical crowdfunding campaigns on Waterdrop Medical Crowdfunding.

Crowdfunding Process

The full cycle of a crowdfunding campaign includes campaign initiation, online dissemination and crowdfunding, and fund withdrawal.

Campaign initiation

Patients (or their relatives or friends on their behalf) are able to start a campaign via the patient portal on our platform by creating personalized campaign pages describing their story and situation in details supported by pictures. Patients are generally required to describe their personal background such as name, age, gender, occupation and geographic locations, their medical condition such as type of disease, treatment received, treatment plan and estimated medical costs, their family financial conditions such as annual household income and family assets, as well as their crowdfunding goals. Once reviewed and approved by us, campaign pages will be created and ready for online sharing.

Online dissemination and fundraising

Patients are then able to share their campaigns online, starting from our application, Weixin official account and mini-program embedded in Weixin among their relatives, friends and acquaintances, who can view the patient’s story and donate directly through crowdfunding links. Viewers are able to see their social network friends who have donated to certain crowdfunding campaigns, which may encourage them to forward, share and donate. We may also boost the online dissemination for certain campaigns by providing technology support to increase online presence and large traffic. The campaign page also contains promotion of our online insurance marketplace.

Fund withdrawal

Patients can initiate a withdrawal application by completing an application online, substantiated with a complete set of medical records and medical bills. We will review, and approve or reject the fund withdrawal application. Once fund raised have been withdrawn and used for subsequent medical treatment, donors may receive positive feedback showing gratitude and how the fund helps the patient.

Risk Management for Waterdrop Medical Crowdfunding

Rigorous vetting throughout the campaign process

We adopt a preliminary information verification and approval procedure at the campaign initiation stage. Our blacklist databases will first screen out ineligible patients. We then review the campaign pages and verify the truthfulness and completeness of information provided by patients on a preliminary basis by checking their medical records and medical bills. We also conduct real name verification of patients at this stage.

Throughout the campaign process, we employ a suite of methods to detect in real time any potential frauds, including social network acquaintance validation and report, big data analysis and strategy engine monitoring anomalies, social supervision, and news collection and study. We established a big data intelligent verification system based on massive data from medical crowdfunding campaigns and use the verification system to cross check the validity of the patient’s information and conduct risk assessments. We will suspend any crowdfunding activities immediately if any fraud is detected.

We also monitor the use of fund raised and the following medical treatment and condition of the patients after fund withdrawal. We may implement fund remittance in installments and require patients to provide medical payment receipts in order to receive the next installment. If the fund is used for other purposes or any fraud is detected afterwards, we initiate investigations immediately. Successfully retrieved fund will be refunded to each respective donor. Where necessary, we may also report to law enforcement authorities or bring litigation against fraud to protect donors on our platform.

The multi-dimension vetting process ensures that we can take appropriate and timely steps when fraud and risks arise.

Public disclosure before fund withdrawal

We set an additional 24-hour contestability period before issuing funds from a specific donor to relevant patients for inspection and supervision. If any complaints or rejections are received, we will suspend fund remittance and initiate investigation process. Fund raised for successfully challenged campaigns will be refunded to each respective donor through the same route.

Direct fund remittance to hospitals

We also collaborate with hospitals to prevent fraud. In certain situations, we may arrange fund remittance into the hospital’s account directly rather than into the patient’s personal account.

Independent account at trusted third-party bank

We cooperate with a third-party commercial bank and set up a custodian bank account for medical crowdfunding campaigns, within which respective account could be created by each patient on our medical crowdfunding platform. The bank will execute transactions for fund withdrawal only after receiving both withdrawal applications from patients and approval from us. If any fraud is detected and the campaign is terminated, fund raised will be refunded to each donor through the same route.

Internet Medical Crowdfunding Platform Self-Discipline Convention

Under instructions of the Ministry of Civil Affairs of China, we led the drafting and implementation of the Internet Medical Crowdfunding Platform Self-Discipline Convention, or the Self-Discipline Convention, together with other industry participants. According to the Self-Discipline Convention, we have established a blacklist of dishonest patients who committed fabricating medical records, exaggerating medical conditions, or embezzling medical funds for other use. We publish the blacklist on our platforms and update it on a continuous basis. Internet platforms subject to the Self-Discipline Convention will not provide services to patients on such blacklist.

Dedicated Crowdfunding Consultants Team

We contracted a crowdfunding consultant team dedicated to serve patients offline. As of December 31, 2020, our contracted offline crowdfunding consultants cover hospitals and medical service personnel across

31 provinces and 297 cities nationwide. We also maintain an online crowdfunding consultant team standing by for direct online users or patients not covered by our offline personnel. Our crowdfunding consultants answer general enquires, conduct initial patient identify verification and campaign review. Our crowdfunding consultants receive specialized training on standard service process and common medical knowledge, and are evaluated and incentivized not based on sheer quantity but on successful crowdfunding campaigns they have served, their service quality, and compliance with regulations and our internal policies.

Waterdrop Mutual Aid

A Mutual Aid Collective to Ease Medical Cost Burden

We launched Waterdrop Mutual Aid in May 2016, a mutual aid collective where participants help each other to ease the medical cost burden of over 100 types of critical illness.

Shared cost, calculated by dividing the payout amount and management fee by the number of active plan participants, will be borne by a participant only when another participant within the same plan receives a payout. Our mutual aid plans provide affordable health protection, with a participant’s average annual shared cost for a mutual aid plan generally ranging from RMB20 to RMB100 depending on the specific plan.

After joining a mutual aid plan, the participant is required to make payment into his or her plan account for future shared costs deduction, either by setting up automatic payment or manually paying into the account. If the participant chooses the former, an automatic payment will be made the day following the activation, and automatic payments to the account will be made each month to maintain a certain level of balance. If the participant chooses the latter, he or she will have discretion over the amount and timing of prepayment into the account. If the participant’s account balance falls below a certain level, he or she will become ineligible for the mutual aid plan benefits.

As of December 31, 2020, Waterdrop Mutual Aid had accumulated over 80 million participants and over 17,000 payouts in an aggregate amount of approximately RMB1.8 billion. As of December 31, 2020, Waterdrop Mutual Aid had approximately 13 million active participants.

Role of Waterdrop Mutual Aid

We design and manage mutual aid plans. All payments are equally borne by every participant. We do not have obligations of paying or compensating under our mutual aid plans. For each payout, we charge an additional plan management fee at a fixed rate of the respective amount. We started to charge the fee in 2019, and recognized management fee income of RMB56.5 million (US$8.3 million) in 2019 and RMB33.2 million (US$4.9 million) in the nine months ended September 30, 2020.

The process of designing a mutual aid plan includes establishing targeted participants, setting scope and extent of protection, and predicting the shared cost. Catering for different participant needs and acceptable shared cost, we have developed and offered layered mutual aid plans, primarily including Children’s Health Mutual, Youth Critical Disease Mutual, Elderly Cancer Mutual, and Comprehensive Accident Mutual.

Risk Management for Waterdrop Mutual Aid

We implement rigorous risk management system and measures for Waterdrop Mutual Aid. Key components of risk management of Waterdrop Mutual Aid include (i) automatic determination of whether the patient has passed waiting period upon submission of materials, (ii) enrollment conditions and commitments, (iii) data integration, (iv) recognition of medical materials by AI, (v) audit by internal payout personnel, (vi) expert consultant review, (vii) third-party investigation, (viii) jury verdict, (vi) public announcement and contestability, (x) independent bank account management, (xi) in-person authentication, and (xii) recovery of misused funds. These components are deployed throughout different states of a mutual aid program, including pre-screening process, membership agreement and sign up, cost sharing, participant maintenance, and payout management.

We review information filled in by participants during their sign-up process with our mutual aid plans, and conduct onboarding verification. Generally, people with pre-existing health condition of critical illness or certain type of disease are not eligible to join our mutual aid plan, and we have a stringent pre-screening process in place to exclude such applicants. New participants will confirm, via consenting to plan agreement, absence of current or prior conditions or illnesses, authorization to verify (including through public disclosure) personal data and health record, age classification and corresponding maximum payout amounts, and payout amount adjustment based on other available payment resources. Our risk assessment and management is driven by analysis, with prior authorization, of data such as age group, demographics, morbidity and critical illness record, behavioral data, and other actuarial data. We also evaluate credit risk by using relevant credit history data from participants, such as financial condition, career occupations, and personal credit score.

There generally is a waiting period for our mutual aid plans after signing up for a mutual aid plan by newly joined participants. A participant needs to pay shared cost during the waiting period, but can only submit payout request after the waiting period lapses. The waiting period assists the detection of pre-existing health conditions.

We set up a third-party custodian bank account for our mutual aid plans, within which respective account could be created for each plan participant. Payout amount distributed through Waterdrop Mutual Aid Platform will firstly be deposited into such custodian bank account and then be allocated to the account of relevant plan participant in accordance with payouts. The fund in this custodian account can only be used for specific purposes including payments to the program participants, return of fund to mutual aid plan participant, withdrawal of management and service fees by us. The custodian bank will wire money out upon receiving a notice from us but can request us to provide documents to prove that the funds are for the aforesaid purposes (such as medical records or medical bills for verification purposes) if the bank suspects any inappropriate payment instructions. Interest generated from cash deposits belongs to mutual aid plan’s participants for future use.

Data Analysis and Actuarial Projection

We believe a steady base of active participants is key to maintaining reasonable shared cost, and thus to developing a virtuous mutual aid cycle. We conduct actuarial projections of payment level for a given future period, which enhances participant confidence and retention for mutual aid plans. By leveraging big data, our actuarial team work closely with business and data teams to conduct detailed cash flow projection on factors such as participant net increase (participant growth and churn rate), morbidity rate of certain diseases, and risk classification by participant age group.

Shared cost of a mutual aid plan is determined by the number of total plan participants and the number of participants diagnosed with covered diseases. When the morbidity rate within a mutual aid plan becomes closer towards the rate of general population at large, the payment level tends to become stable. We monitor the rate of participant retention, and trends in shared cost. Empowered by our data analytic capabilities morbidity, we are able to predict the number of patients within a mutual aid plan and the shared cost for a given future period. Such projection helps us counter risks such as adverse selection and boost participant acquisition and retention through shared cost expectation management. Along with the increase in data volume accumulated on our platform, we constantly refine our algorithms, and our projections become more precise.

Payout Process

Payout application and supporting documents can be submitted online via our platform. After the applicants submit payout application that passes our pre-screening, we will employ independent third-party institution or expert to investigate the application. If the investigation proves to be unsatisfactory, we will notify the applicant, to request additional supporting documents, or deny the request. Our review results of applications will be publicly disclosed on our platform for ten days to receive participant inspection and complaints. the information publicly disclosed include identity, the date of joining the Waterdrop Mutual Aid platform, historical shared cost contributed to other mutual aid participants, all health records, hospital / clinic bills, and the investigation report by third-party institution, and the requested amount for payout. If any participant has inquiry on the case, he / she can submit to our online customer service team. If no objection received during such ten-day contestability period, payout will be issued.

Value-added Services Under Waterdrop Mutual Aid

We launched the Upgraded Mutual Aid Plan in 2017, which targets our existing participants of our certain cancer and health plans, and is designed to ease the payment burden of those participants in cancer treatment. Eligible existing participants could choose to join the Upgraded Mutual Aid Plan at a fixed annual fee and receive value-added services such as dedicated service representative. We recognized membership fee income in the amount of RMB47.1 million, RMB86.2 million (US$12.7 million) and RMB58.3 million (US$8.6 million) in 2018, 2019 and the nine months ended September 30, 2020, respectively. The Upgraded Mutual Aid Plan increases the limit on payout to RMB1.5 million and supports multiple payouts.

Healthcare and Pharmaceutical Services

We proactively seek innovative opportunities in broader healthcare industry to achieve a full user life-cycle coverage and enrich our ecosystem. We believe our healthcare and pharmaceutical services extend our service coverage to capture patients’ healthcare spending after getting crowdfunding fund raised, mutual aid payouts, or insurance claim payment. We leverage core competencies in data analysis, advanced technology, and healthcare expertise, focused on improving health outcomes, lowering healthcare costs and creating value for patients, medical service providers and pharmaceutical companies.

For example, we launched Waterdrop Medicine, our pharmacy benefit management service, in June 2020, where we cooperate with insurance carriers and retail pharmacies in bringing affordable medicines to consumers. Under such program, a patient authorizes Waterdrop Medicine to purchase an insurance policy on the patient’s behalf, and the patient’s subsequent claims for prescribed medicine made at partner retail pharmacies will be paid by relevant insurance carriers. We believe this program improves patients’ medicine payment ability and boosts consumers’ confidence in use of medicines.

Brand Image and Omni-Channel Marketing Strategies

Branding

We have focused on offering affordable and innovative health and life insurance products since our inception and are committed to building a trusted brand. While serving the diversified healthcare needs of various demographic groups across Waterdrop Medical Crowdfunding, Waterdrop Mutual Aid, and Waterdrop Insurance Marketplace, we attract users, discover demands, raise awareness of insurance protection and Waterdrop brand, create strong network effects, and strengthen our consumer acquisition capabilities. We have built brand recognition among families and insurance carriers throughout China, which has significantly driven our growth through word-of-mouth referrals.

According to a public survey conducted by iResearch, our insurance marketplace, medical crowdfunding, and mutual aid platforms rank No. 1 in terms of brand awareness (the percentage of people who have heard of the company’s brand of the sample group) among independent third-party insurance distribution platforms, medical crowdfunding platforms, and mutual aid platforms. Campaign pages created and shared on our platforms and other social networks also contribute to our brand recognition and enhance user confidence and trust in us. In addition, as indicated by Baidu Index and Weixin Index, both are indicators of social network activity level of online searching and contents dissemination involving certain key phrase on Baidu platforms or Weixin platforms, Waterdrop remains at a higher level of online presence among similar companies. We believe our focus on providing affordable and innovative health and life insurance products will continue to strengthen our brand awareness, which is our best and most cost-efficient marketing measure.

Marketing activities powered by precise user profiling

We leverage data analysis, artificial intelligence, and a variety of marketing activities to promote our products and services, grow the market, and gain share. We rapidly and cost-efficiently adjust and scale our marketing sources to maximize user acquisition efficiency. We combine user group profiling and modeling by marketing channels to maximize our ROI. Within our platforms, data analysis is used to push tailored marketing messages and campaigns in real time to achieve higher conversion.

Our primary channel of marketing includes various social networks, news media, short-video platforms and searches. We also post articles and provide courses on our platforms regularly, which form part of our content marketing efforts. We conduct offline marketing activities mainly through billboard display. To extend our geographic reach, we are also exploring various new sales channels to expand our footprint into the markets in smaller cities across China. We believe continuous user engagement and mindshare improvement contribute to increase in user acquisition, conversion and retention. Our regularly posted articles further educate and motivate users’ potential needs and keep users updated of our insurance products. Leveraging strong network effects, articles posted on our Weixin official account further promote our brand and products when shared online.

Data Insights

We gain multi-dimensional data insights from millions of users across our platforms. We store and process five key categories of data including demographic property (identity, social status, health condition), credit characteristics (financial condition, occupations, personal credit score), user demands (insurance awareness, life stages, preferences), device (first activation, operating system, APP) and behavioral data (purchase preferences, sharing frequency, platform utilization / page view).

We have established a confluence medical knowledge graph covering a wide range of diseases, supported by data accumulated from real-life cases. We uses technologies such as Natural Language Processing, or NLP and optical character recognition, or OCR technology to extract from a large volume of unstructured medical data key elements of the knowledge graph, such as extract entities, relationships, attributes, and combine those elements with expert medical information to construct the confluence medical knowledge graph, achieving semi-automated processing of medical data streams and life cycle management of the knowledge graph to improve service quality. Such confluence medical knowledge graph includes brief disease introduction, hospitals specializing in certain diseases, medical treatment and medical costs for a specific type of disease. As we further build up our insurance base and knowledge graphs, we are able to match insurance recommendations more effectively through our knowledge on both the demand and supply side, improving consumer experience.

Data-driven Solutions

We have built strong data analysis capabilities using algorithms, models and data analysis tools to analyze user data. Our ability to capture data points electronically through responses during onboarding, claim behavior, product migration behavior, and other touch-points in the insurance process, in conjunction with our machine learning capabilities, allows us to provide better services to our consumers and more easily detect fraudulent claims over time.

We build user profiling with 494 basic labels and 2,464 algorithm labels used in the creation process, which enables us to have a deep dive into users’ needs and risk profile. Our data capability is difficult to replicate because acquiring the data underlying our models at our scale and scope, as well as refining those models to the performance we have obtained would be time-consuming, expensive and complicated for newer entrants or smaller companies in this market.

We operate dozens of proprietary technology systems, which support a data-driven user acquisition, service, and retention lifecycle within the life and health insurance market. Our systems are entirely integrated, so data generated in a customer service interaction can inform the claims process, while claims data routinely impacts marketing campaigns, and so forth. Our systems do not merely collect data, but also adapt in real time in response to the data collected. For the application of our data-driven technologies, see “—Technology and Infrastructure.”

Data privacy and security

We are committed to protecting user data. We collect data with users’ prior consent and in accordance with applicable laws. We have established and implemented privacy policy on data collection, processing and usage.

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. All user information we provide to insurance carriers are on a need-to-know basis, and are strictly redacted and encrypted. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authorization. We also engage external information security experts to test and improve the robustness of our security system.

See “Risk Factors—Risks Related to Our Business—Data security breach could happen on platform.”

Technology and Infrastructure

Technology infrastructure

We engineered our systems for rapid scalability, with modern cloud infrastructure, proper information security controls, and third-party expert support. We primarily host our services on servers and network infrastructure of top cloud computing vendors. Our network infrastructure delivers the stability to meet demands for high volume transactions processed on our platforms and data volume, the scalability to support increased traffic over time, and the flexibility to quickly launch new products or services. We regularly monitor the performance of our infrastructure and platforms and keep upgrading our technology infrastructure to achieve higher stability as well as flexibility.

Technology team

Our technology team has extensive experience with leading internet technology and healthcare companies, and support our long-term business growth by (i) maintaining and strengthening all our platforms and application systems, (ii) actively participating in our business development and new business initiatives, exploring user needs and technology solutions, (iii) collaborating with and empowering external parties including insurance carriers to facilitate smooth execution and data flow, and (iv) actively track cutting-edge technologies applied in medical and life and health insurance industries.

Technology applications

We believe our proprietary technologies and infrastructure are critical to our success. Our technology capabilities both propels the rapid growth of our business and safeguard against risks.

Intelligent lead generation

We utilize a broad user acquisition funnel strategy, generating unique new business leads across crowdfunding, mutual aid and third-party channels, which include social network platform, short-video platforms, search engine, and other third-party marketing partners. We built a database of approximately 89 millions of consumer lead records that enable us to efficiently target consumer leads that are more likely to convert to policyholders.

For marketing campaigns, our intelligent marketing system allocate marketing investments across different channels based on historical placement data and analysis. The system then connects the marketing channel and conduct the marketing activities. The channel then combines our group user profiles with user data on that channel to make precise placements. We are able to obtain instant feedback for channels and marketing materials with higher views and clicks, and adjust marketing strategies on a real-time basis. The marketing within our own platforms has a similar process and focus on instant marketing data feedback and dynamic strategy adjustments.

Our data systems actively monitors the cost of acquiring consumers and uses our algorithm to dynamically captures the attributes of user, including the specific marketing activity and channel that precipitated the consumer’s engagement. We use our proprietary machine learning technologies to evaluate consumer leads in real-time by applying a machine learning model to large amount of historical consumer lead data we have gathered and their measured long-term outcomes. This score informs us of the potential profitability and conversion probability of the consumer lead and enhances our ability to more accurately estimate a new lead’s lifetime value and enables us to make more informed decisions when generating leads.

Intelligent lead management

Our proprietary software will score the lead in real-time based on multiple factors, then route the lead to the most appropriate level of agent to maximize expected lifetime policyholder value. We use the lead score to optimize the routing of the consumer lead and the online sales representatives who are best suited to serve each consumer. Our use of proprietary technology to monitor, segment and enhance agent performance, such as through real-time lead routing to the most effective agents, is a key competitive advantage and driver of our business performance.

We use natural language processing, or NLP, technology to convert voice file data into text in real time. Through automatic analysis of conversation content and keyword extraction, we can quickly locate user intent and recognize user emotions, thereby accurately marking user profiles while at the same performing service quality monitoring. Each consumer is serviced by a representative with specialized training, experience, and performance characteristics suitable for that consumer. Representative performance data are continuously gathered and regularly analyzed to further optimize allocation algorithms and strategies.

Intelligent sales

When a user visits our platforms, sales or marketing actions are automatically triggered. When user conversion happens, such data will be uploaded to and analyzed by our system to further optimize future engagement strategies. The intelligent lead management system allows us to maximize sales, enhance user retention and ultimately maximizes user lifetime revenues.

Intelligent user engagement and lifecycle management

Our artificial intelligence capabilities enable us to provide efficient and high-quality customer services Empowered by NLP algorithms such as real-time voice transcription, voice evaluation, sentiment analysis, and keyword extraction, we deploy intelligent customer service robots in answering users’ enquiries on a real time basis. We build knowledge base and form learning corpus, and our intelligent customer service robots could recognize key words and question patterns extracted from user enquires and revert with matching answers automatically. For more complex enquires, users could access our online customer service personnel. During our online staff’s services, the intelligent system automatically identifies users’ question patterns and prompt matching answers. Our online customer service personnel can edit and send the answers at one click, achieving prompt and accurate replies.

Intelligent verification

Our proprietary AI-driven intelligent verification system is designed to optimize users’ transaction experience, improve the efficiency of our verification process, and effectively detect fraud.

Our intelligent verification system conducts initial verification on eligibility based on information provided by users. User identification are aided with facial recognition technologies such as living organisms detection, face comparison, and 5G remote facial verification. For eligible users, we further conduct secondary verification focusing on risk management. By analyzing a user’s profile, risk data, and disease data based on past medical conditions with data accumulated on our platforms, our intelligent verification system analyzes and tags the risk level of such user. We then implement hierarchical user management according to different levels of risks.

From our users’ side, the intelligent verification system can identify users’ pre-existing health conditions leveraging data analysis. In addition, our AI-driven intelligent system enables us to ask fewer questions of users but derive more data points from each user interaction. For some insurance carriers, the system is integrated with those of insurance carriers, and effectively screen eligibility of insurance consumers for each insurance product.

Our intelligent verification system is reinforced by cumulative claim data and can also be customized for newly designed insurance products. We believe that our intelligent verification system drastically reduces human resource requirements and verification expense.

Intelligent claim and payout review

We have also applied AI and machine learning technologies in our intelligent claim and payout review system. Once insurance claims and mutual aid plan payouts are substantiated with documentation and reports are completed via our platforms, relevant data could be fetched through our proprietary core system and adjustment system. The intelligent system then analyzes claim and payout information, user behavior information, medical record, and treatment data to model and grade the claim and payout, generating a health score and complete automatic review.

We apply Light GBM (gradient boosted machine)-based machine learning to predict settlement outcome, and use access rules to screen out users not meeting application conditions first. The remaining users are then rated for settlement projections according to user profiling based on our machine learning model. Results for users with scores higher than the pre-setting compensation threshold will be marked as positive without human intervention.

We train our rating and projection models with the vast amount of claim data accumulated on our platforms, conduct single or multiple variable analysis and discovery of variables, and identify highly relevant characteristics for the purpose of claim review and settlement projection, and ultimately improve precision and recall of our model.

Intelligent risk management

Our technology infrastructure enables us to reference the social network analysis of our users to protect them from potential fraud of improper crowdfunding activities and claims. We accumulate experiences in medical crowdfunding cases and mutual aid performance to establish a comprehensive risk management center and have intercepted over 8,000 suspected cases as of December 31, 2020. These are enabled through our black/grey list databases, OCR system, third-party data management, etc. Our intelligent risk management mechanism can further reduce the claims ratio of insurance carriers.

ESG and CSR

We are a company with strong ESG (environmental, social and corporate governance) and CSR (corporate social responsibility) elements. As our mission suggests, we aspire to bring insurance and healthcare service to billions, and it is our core value to contribute to the general public and society with a positive impact.

Our Waterdrop Medical Crowdfunding cumulatively enabled over 1.7 million patients with a large number of critical illness campaigns. As of December 31, 2020, we helped raise over RMB37 billion cumulatively without charging fundraisers.

We established Waterdrop Charity in 2018, a platform aspired to improve the social charity infrastructure and social charity funds utilization efficiency through technology. As of December 31, 2020, Waterdrop Charity has cumulatively raised RMB846 million. Waterdrop Charity effectively connects participants in the social charity campaigns, including people in need of help, charity foundations, volunteers, hospitals and donors. Waterdrop Charity was included in the list of 20 public internet crowdfunding information platform for charitable organizations recognized by Ministry of Civil Affairs of the PRC.

Examples of charitable crowdfunding campaigns supported by Waterdrop Charity platform include those in response to floods in Guangdong in August 2018, wildfires in Liangshan, Sichuan in April 2019, earthquake in Yibin, Sichuan in June 2019, and the COVID-19 pandemic in 2020. Over RMB60 million were raised to support the fight against COVID-19.

We also apply our core principle of ESG and CSR to other aspects including governance, employee and environment. For governance, we established strict code of conduct with firm-wide social and environmental performance trainings, and proper and structured corporate governance framework. For employees, we highly value gender equality with female employees accounting for over 40% of our employees. We also provide supplementary health insurance to all of our employees. Our environmental efforts significantly promote digitization with substantially 100% digitization for policy contracts, saving approximately 140 million of pages each year.

Our social welfare contribution was recognized by numerous awards and rankings, such as 2020 COVID-19 China Social Action Ranking by Southern Weekly, The 2019 Charity Contribution Award by The Economic Observer, and the 2018 Charity Promoter Award by China Social Welfare Foundation. In addition, we also donate to other charitable organizations in China. We will continue to dedicate to making social impact together with our business growth.

Competition

The life and health commercial insurance market in China is intensely competitive. Waterdrop Insurance Marketplace’s current or potential competitors include affiliated agents, bancassurance, direct sales, and third-party insurance brokers and agents. We compete primarily on the basis of consumers acquisition, wide selection of products tailored to consumers’ needs, innovation in technology and business model, proximity to consumers and data insights, risk management, and operational efficiency.

For relevant competitive landscape and our rankings, see “Industry.”

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, technological know-how, proprietary technologies and other intellectual properties as critical to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection, confidentiality agreements with employees and contractual restrictions on intellectual property and confidentiality clauses in our agreements with third parties to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees and consultants, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2020, we owned 94 computer software copyrights, 14 other copyrights and 3 patents in China for various aspects of our operations and maintained 556 trademark registrations inside China. As of December 31, 2020, we had registered or acquired 201 domain names, including sdbao.com, shuidihuzhu.com, shuidichou.com, among others.

Employees

We had 1,287 full-time employees, 5,010 full-time employees and 4,291 full-time employees as of December 31, 2018, 2019 and 2020, respectively. The decrease from December 31, 2019 to December 31, 2020 was mainly due to our outsource of certain sales and marketing functions to third-parties. Substantially all of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2020:

Function	Number of Employees
Operating	2,810
Sales and marketing	533
General and administrative	422
Research and development	526

Total	4,291

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified employees. We have established comprehensive training programs covering new employee training, customized training as well as leadership training. Depending on the position, employee reviews are conducted either quarterly or annually.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. Working together, our employees build our corporate culture that cares for individuals, fosters innovation, pursues credibility and integrity, and embraces changes, and has significantly contributed to our achievements.

Properties

We lease premises of approximately 12,500 square meters as of December 31, 2020 for our corporate headquarters in Beijing, China. We also lease offices in various other cities, with an aggregate area of approximately 23,100 square meters as of December 31, 2020. These leases vary in duration from one to three years.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events, including insurance broker/agent practice liability insurance. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees in compliance with applicable PRC laws. We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China.

For a discussion of risks relating to our insurance coverage, see “Risk Factors—Risks Related to Our Business—Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.”

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors—Risks Related to Our Business— Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.”

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Foreign Investment in China

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15, 2019, and has taken effect since January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-entry national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refers to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises, or FIEs, in the PRC solely or jointly with other investors; (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC; (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors; and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for investing in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, (i) that local governments shall abide by their commitments to the foreign investors; (ii) FIEs are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; (iii) mandatory technology transfer is prohibited; and (iv) the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within the PRC, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or FIEs should assume legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that FIEs established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Regulations on Implementing the PRC Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if an FIE established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the FIE and may public such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an FIE established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such FIE, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the 2020 Negative List, which came into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 Edition), or the 2020 Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and came into effect on January 27, 2021. Industries not listed in the 2020 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the Ministry of Commerce on October 8, 2016, and amended in 2017 and 2018, establishment and changes of FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the State Administration for Market Regulation, or the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which has been in effect since January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

Regulations on Value-Added Telecommunications Services

Regulations on Value-Added Telecommunications Services

The PRC Telecommunications Regulations, promulgated on September 25, 2000, by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the PRC Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from the Ministry of Industry and Information Technology, or the MIIT, or its provincial counterparts, prior to the commencement of its operations, otherwise, such operator might be subject to sanctions including corrective orders and warnings from the competent administrative authority, fines and confiscation of illegal gains. In the case of serious violations, the operator’s websites may be ordered to be closed.

The PRC Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT in June 2017, or the Telecom License Measures, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses, and the administration and supervision of these licenses. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business, or VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain a cross-region VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. Pursuant to the Telecom License Measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

Pursuant to the Catalog of Telecommunications Services promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003, and last amended by the MIIT on June 6, 2019, internet information services fall within Class 2 value-added telecommunication services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which was promulgated by the State Council on September 25, 2000, and amended in 2011, sets out guidelines on the provision of internet information services. The Administrative Measures on Internet Information Services classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Administrative Measures on Internet Information Services, commercial internet information services refer to the provision with paid information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free information that is in the public domain and openly accessible to online users via the internet. The Administrative Measures on Internet Information Services requires that a provider of commercial internet information services shall obtain a VATS License for internet information services. It further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT.

Each of Shuidi Hubao, Shuidi Hulian, Zongqing Xiangqian, Miaoyi Hulian (Beijing) Technology Co., Ltd., Shuidi Insurance Brokerage and Beijing Tianxia Youzhi Technology Co., Ltd. has obtained the ICP Licence, a type of VATS License to provide internet information service.

Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the 2020 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in e-commerce operation businesses, domestic multi-party communication businesses, information storage and re-transmission businesses, and call center businesses.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001, and amended in 2008 and 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approvals.

In 2006, the predecessor of the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business,

according to which a foreign investor in the telecommunications services industry of China must establish an FIE and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cause such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulations on Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and 2018, the China Insurance Regulatory Commission, or the CIRC, was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the Chinese Banking and Insurance Regulatory Committee, or the CBIRC, was established as the result of the merger between the CIRC and the China Banking Regulatory Commission, replacing the CIRC as the regulatory authority for the supervision of the Chinese insurance industry. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on June 30, 1995, and amended in 2015, and the related rules and regulations. The Insurance Law of the PRC, comprising general principles, insurance contracts, insurance institutions, insurance operational standards, supervision and regulation of the insurance industry, insurance agencies and insurance brokerage companies, legal liabilities and supplementary provisions, sets out the legal framework for regulating the insurance companies.

Regulations on Insurance Brokerage Business

Pursuant to the Insurance Law of the PRC, an insurance broker is an entity that, in the interest of the insurance applicants, provides intermediary services between the insurance applicants and the insurance companies for the conclusion of insurance contracts, and collects commissions for such services in accordance with relevant laws.

On May 1, 2018, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, or the Insurance Brokerage Provisions, which specifies the provisions regarding market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance brokers.

Market Access

Pursuant to the Insurance Brokerage Provisions, to operate insurance brokerage businesses within the PRC, an insurance brokerage company shall satisfy the requirements stipulated by the CIRC and obtain an Insurance Brokerage License. The minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. An insurance brokerage company shall not operate insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CIRC in time.

The Insurance Brokerage Provisions also requires an insurance brokerage company to procure professional liability insurance or pay a deposit within twenty days upon obtaining an Insurance Brokerage License. If an insurance brokerage company intends to procure professional liability insurance, it shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance brokerage company shall be no less than RMB1 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance brokerage company’s income from principal business in the previous year. If an insurance brokerage company intends to pay a deposit, the deposit shall be paid at 5% of its registered capital; if an insurance brokerage company increases its registered capital, the amount of the deposit shall be increased proportionately. The deposit shall be stored in a designated account in the form of a bank deposit in a commercial bank or in any other form approved by the CIRC. Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of registered capital; (ii) cancellation of license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided by the CIRC. An insurance brokerage company shall report in written form to the local branch of the CIRC within five days from the day when it uses the deposit.

Operation Rules

Pursuant to the Insurance Brokerage Provisions, an insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide advisory services on disaster prevention, loss prevention or risk evaluation and risk management to entrusting parties; and (v) any other insurance brokerage-related businesses stipulated by the CIRC.

An insurance broker is required to conduct insurance brokerage business within the business scope and business area of the underwriter. An insurance broker and its practitioners may not sell non-insurance financial products, except for non-insurance financial products that have been approved by the relevant financial regulatory authorities. An insurance broker and its practitioners shall have the necessary qualifications before selling non-insurance financial products.

The Insurance Brokerage Provisions also requires an insurance broker to set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for commissions it collects.

Services provided by Insurance Brokers and Their Practitioners

Pursuant to the Insurance Brokerage Provisions, an insurance broker and its practitioners shall not engage in the following acts or behaviors: (i) deceive or mislead the insurer, the applicant, the insured or the beneficiary; (ii) conceal any important circumstances relating to the insurance contract; (iii) obstruct the applicant from fulfilling his or her obligation to tell the truth, or induce the applicant not to fulfill the same; (iv) grant or commit to grant to the applicant, the insured or the beneficiary any interest other than that provided in the insurance contract; (v) compel or induce the applicant to enter or restrict the applicant from entry into an insurance contract by using their administrative power, position or the advantage of their profession and other improper means; (vi) forge or alter the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriate, retain or embezzle the premiums or insurance benefits; (viii) make use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defraud insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclose trade secrets of the insurer, the applicant or the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed upon in the contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage business.

Qualification for Insurance Brokerage Management Personnel and Practitioners

The Insurance Brokerage Provisions sets out the requirements for senior officers of an insurance broker, such as education, work experience and good character. It also provides that senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to the assumption of duty.

Pursuant to the Insurance Law of the PRC, the examination and approval of the qualification of insurance brokerage practitioners have been cancelled. Pursuant to the Insurance Brokerage Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by CIRC on August 5, 2015; before an insurance intermediary practitioner begins to practice, his/her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him/her, and the qualification certificate shall not be served as a necessary condition for the administration of practicing registration.

Reward and Incentive

Pursuant to the Insurance Brokerage Provisions, an insurance broker may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation.

Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated by the CIRC on November 15, 2010, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not: (i) conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from the future listing; (ii) induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; or (iii) offer client equity in the name of incentive as consideration for illicit interests. According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012, by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

Regulations on Foreign Restriction on Insurance Brokerage

According to the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by CIRC on December 11, 2006, and became effective on the same day, in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC.

The insurance brokerage business is not listed under the 2020 Negative List. However, according to the administrative guidelines published by the CBIRC on its official website in 2019, a foreign investor holding more than 25% of the shares in an insurance brokerage company must satisfy the following requirements before investing in the insurance brokerage industry: (i) it has engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; and (ii) its total assets shall be no less than US$200 million as of the end of the year prior to its application. On May 1, 2019, the CBIRC released a press indicating that it plans to further open up the insurance brokerage industry to foreign investors by abolishing some of the requirements aforesaid. The State Council also promulgated an Opinions on Further Proper Utilization of Foreign Investment on October 30, 2019 to abolish such aforesaid requirements regarding the track record and total assets; however, no particular laws or regulations have been issued so far.

Shuidi Insurance Brokerage, one of the subsidiaries of our variable interest entities, has obtained the license for conducting insurance brokerage business.

Regulations on Insurance Agency Business

Pursuant to the Insurance Law of PRC and the Provisions on the Supervision and Administration of Insurance Agencies, or the Insurance Agencies Provisions, which was promulgated on November 12, 2020 and came into effect on January 1, 2021, an insurance agency is an entity, which has been authorized by an insurer to transact insurance business on its behalf within the scope of authorization and gets in return agency’s commissions to be collected from the insurer.

Pursuant to the Insurance Agencies Provisions, a professional insurance agency engaging in insurance agency business within the territory of the PRC shall satisfy the qualification requirements specified by the insurance regulatory authority under the State Council and obtain the Insurance Agency License. The minimum registered capital of a professional insurance agency that conducts business in regions not limited to the provincial level is RMB50 million, while the minimum registered capital of a professional insurance agency that conducts business within the provincial level is RMB20 million. The registered capital of a professional insurance agency shall be paid-up in full. The Insurance Agencies Provisions also stipulates the rules of market access, management qualifications, supervision and other matters of insurance agency.

According to the Insurance Agencies Provisions, an insurance agency may engage in the following insurance agency businesses: (i) sale of insurance products on behalf of the insurance companies; (ii) collection of insurance premium on behalf of the insurance companies; (iii) conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and (iv) other business activities approved by the insurance regulatory authority under the State Council. If a professional insurance agency engages in insurance agency businesses in other provinces other than that the province in which it is registered, it shall establish branches, and the business scope of such branches shall not go beyond the province where it locates.

Tairui Insurance Agency Co., Ltd., one of the subsidiaries of our variable interest entities, has obtained the license for conducting insurance agency business.

Regulations on Insurance Claims Adjusting Business

The principal regulation governing insurance adjusting firms is the Provisions on the Supervision and Administration of Insurance Adjustors, which was promulgated by the CIRC on February 1, 2018, and became effective on May 1, 2018. Pursuant to the Provisions on the Supervision and Administration of Insurance Adjustors, the term “insurance adjustment” refers to the assessment, survey, authentication, loss estimation and relevant risk assessment of the insured subject matters or the insurance incidents conducted by an appraisal firm and its professional appraisers upon the entrustment of the parties concerned. The term “insurance adjusting firm” refers to an entity and any of its branches which engages in the aforementioned businesses. To operate the insurance adjustment business, an insurance adjusting firm shall, within thirty days after the date of obtaining its business license, complete the filing with the CIRC and its local branches. In addition, an insurance adjusting firm shall have professional risk fund or procure professional liability insurance within twenty days upon completion of the filing.

According to the Provisions on the Supervision and Administration of Insurance Adjustors, an insurance adjusting firm should take the form of a company or a partnership in accordance with applicable law and retains claims adjustment practitioners to engage in insurance claims adjusting businesses. A claims adjusting firm in the form of a partnership must have at least two claims adjustors and two-thirds of its partners should be claims adjustors, who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relation to claims adjustment activities in the past three years. An insurance adjusting firm in the form of a company must have at least eight insurance assessors and two shareholders of which two-thirds are insurance assessors who have least three years’ working experience in claims adjustment and have no record of administrative penalties in relation to claims adjustment activities in the past three years.

An insurance claims adjusting firm must meet certain requirements in order to engage in claims adjustment business, including, but not limited to, (i) its shareholders or its partners must meet the requirements mentioned above and its capital contribution must be self-owned, actual and lawful and must not be non-self-owned capital in various forms such as a bank loan; and (ii) it must have adequate working capital to support its day-to-day operation and risk undertaking in accordance with its business development plan. Pursuant to the Circular on the Filing and Regulation of Business Conducted by Insurance Adjusting Firms, promulgated by the CIRC on June 30, 2017, the working capital of an insurance adjusting firm with national business scope shall be no less than RMB2 million, and an insurance adjusting firm with regional business scope shall be no less than RMB1 million. The insurance adjusting firm shall enter into an escrow agreement with commercial banks regarding the working capital.

According to the Provisions on the Supervision and Administration of Insurance Adjustors, an insurance adjusting firm may engage in the following businesses: (i) inspecting and appraising the value of and assessing the risks of the subject matter before and after it is insured; (ii) surveying, inspecting, estimating the loss of, adjusting and disposing of the insured’s subject matter after loss has been incurred; (iii) risk management consulting; and (iv) other business activities approved by the CIRC. In addition, the insurance adjusting firms shall not engage in the following acts while working in the insurance adjusting business: (i) seeking illegitimate interests in the course of business; (ii) allowing other organizations to carry out insurance adjusting business in its name or carrying out insurance adjusting business in the name of other organizations; (iii) soliciting business by improper means, such as malicious price-cutting, payment of kickbacks, false advertising, or derogation or defamation of other insurance adjusting firms; (iv) accepting any businesses with conflicting interests; (v) accepting the commissions from two parties who have conflicts of interest when assessing the same subject matter; (vi) issuing false assessment reports or assessment reports with any material omission; (vii) employing or designating any individual who does not meet the requirements to engage in the insurance adjusting business; or (viii) any other act in violation of laws or administrative regulations.

An insurance claims adjustment practitioner must join an insurance claims adjusting firm to conduct insurance claims adjustment activities. The insurance claims adjusting firm to which he or she belongs must register his or her information with the CIRC’s Insurance Intermediary Supervision Information System. An adjustor can only conduct insurance adjustment activities for one insurance claims adjusting firm and can only be registered with the system through one insurance claims adjusting firm. At least two insurance claims adjustment practitioners must be appointed to undertake each case of insurance claims adjustment businesses and the claims adjustment report shall be signed by at least two insurance claims adjustment practitioners engaged in the claims adjustment activities and the seal of the claims adjusting firm to which he or she belongs shall be affixed thereto.

Chongqing Hecheng Insurance Adjusting Co., Ltd. has completed the filing with the local branch of the governmental authorities.

Regulations on Internet Insurance Business

On December 14, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021 and supersedes the Interim Regulatory Measures for Internet Insurance Business promulgated by the CIRC on July 22, 2015. Shuidi Insurance Brokerage conducts online insurance brokerage business and is subject to the Regulatory Measures.

Pursuant to the Regulatory Measures, “Internet insurance business” refers to the business whereby insurance institutions form insurance contracts or provide insurance services based on internet. Any entity which is not a qualified insurance institution (including the insurance company and insurance intermediary service providers, such as the insurance brokerage company and insurance agency company) is not allowed to conduct online insurance business, including without limitation consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

According to the Regulatory Measures, “self-operated online platform” refers to the online platform which is established and operated independently by an insurance institution for the purpose of engaging in internet insurance business. The Regulatory Measures requires that insurance institutions conducting online insurance business via their self-operated online platforms in the form of websites or mobile applications shall complete the filing with the competent authority for the operation of their websites and mobile applications. An insurance institution shall sell internet insurance products or provide insurance brokerage or insurance adjustment services via its self-operated online platform or the self-operated online platform of other insurance institutions, and the online insurance transactions being conducted through online interfaces shall be operated by insurance institutions only. In addition, the Regulatory Measures imposes technical IT requirements for insurance institutions engaged in online insurance business. For example, the self-operated online platforms with online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level III Computer Information Systems or above level. As for the self-operated online platforms without online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level II Computer Information Systems or above level.

The Regulatory Measures also sets out specific requirements in relation to marketing activities conducted by insurance institutions for the marketing and promotion of insurance products or insurance services via internet media, such as websites, websites and applications, in the form of text, pictures, audio, video or otherwise. An insurance institution shall comply with the Advertising Law of the PRC, laws and regulations on marketing of financial products and other relevant rules promulgated by the CBIRC when carrying out marketing activities to promote their insurance products and services. In addition, the Regulatory Measures also requires insurance institutions to regulate their marketing and sales activities for internet insurances products, including, among others, implementing management protocols on the qualification, training, and behavior of online insurance practitioners and protocols on approval of content on marketing and sales of online insurance products. The online insurance practitioners shall conduct marketing activities of online insurance products within the scope authorized by insurance institutions and disclose relevant information on their marketing web page, such as their personal information and insurance institution’s names. The marketing content published by the practitioners shall be uniformly made by insurance institutions. An insurance institution shall assume the primary responsibility for the internet insurance marketing activities conducted by itself and its practitioners.

The Regulatory Measures also sets forth specific operation and management requirements in relation to an insurance institution, including, among others, (i) an insurance institution shall adopt effective technical methods to verify the authenticity of each policyholder’s identity information, and completely record and keep the main internet insurance business process; (ii) an insurance institution shall complete practice registration for their personnel, and shall identify their qualification to engage in internet insurance business for public inquiry; (iii)

the relevant fees paid by insurance companies to insurance intermediary service providers shall not be settled in cash; (iv) an insurance institution shall assume the primary responsibility for the protection of customer information, and shall collect, process and use personal information following the principles of legality, legitimacy and necessity, and ensure the security and legality of the collection, processing and use of information; and (v) an insurance institution shall make several internal operation plans and protocols, for example, an emergency response plan for the interruption of internet insurance business operation, an internal control protocol for anti-money laundering, a customer due diligence protocol, a protocol for keeping customer identity data and transaction records, a protocol for the reporting of large-value transactions and suspicious transactions and an anti-fraud protocol.

The Regulatory Measures sets out a ramp-up process allowing the insurance institutions to achieve full compliance in phases until February 1, 2022. Pursuant to the Regulatory Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date hereof; and (iii) complete the authentication of classified cybersecurity protection of its self-operated online platform within twelve months from the effective date of the Regulatory Measure.

On April 14, 2016, the CIRC together with 14 authorities issued the Implementation Plan for the Special Campaign on Internet Insurance Risks, which sets out the overall framework for the rectification initiative dedicated to mitigation of online insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of online insurance.

On April 2, 2019, the CBIRC promulgated the Circular of the General Office of the CBIRC on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly includes three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. Pursuant to the Rectification Plan, all insurance institutions (including insurance companies and insurance intermediaries) shall conduct internet insurance business, regulate the business cooperation with third-party online platforms, prohibit third-party platforms from illegally engaging in insurance intermediary business in accordance with the Interim Regulatory Measures for Internet Insurance Business and relevant regulations, and focus their rectification on the following: (i) whether the activities of any cooperative third-party online platform of the insurance institution and its employees are limited to providing sales support services such as insurance product display and description and web links, and whether it illegally engages in insurance sales, underwriting, settlement of claims, and surrender or other insurance business links; (ii) whether there is a cooperation between the insurance institution and any third-party online platform engaging in internet finance involving wealth management, peer-to-peer lending and finance lease, etc.; (iii) whether the insurance institution performs the primary responsibility for supervising and managing its cooperative third-party platforms as required; (iv) whether all cooperative third-party online platforms of the insurance institution conform to relevant provisions of the Interim Regulatory Measures for Internet Insurance Business; (v) whether the insurance institution owns the interfaces where customers purchase insurance policies on its cooperative third-party online platforms and bears the compliance responsibility, and whether any of its third-party platforms engages in the collection of insurance premiums on its behalf and transfer of payments; (vi) whether each cooperative third-party online platform of the insurance institution discloses the information of all its cooperative insurance institutions at an eye-catching position, and that of such third-party online platform disclosed on the information disclosure platform of the Insurance Association of China at an eye-catching position, and indicates that the insurance business is provided by insurance institutions; and (vii) whether any cooperative third-party online platform of the insurance institution restricts such insurance institutions from accessing relevant information of customers in a truthful, complete and timely manner.

On June 22, 2020, the CBIRC promulgated the Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices, which took effect on October 1, 2020, setting out requirements on various aspects of online sales by insurance institutions (including insurance companies and insurance intermediaries), including sales practices, record-keeping for backtracking sales, and disclosure requirements. The Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices provides that, (i) online sales pages should be displayed only on insurance institutions’ self-operated online platforms and should be separated from non-sales pages; (ii) important insurance clauses should be presented on a separate page and be confirmed by policyholders or insureds; and (iii) insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales.

Regulations on Critical Illness Crowdfunding

Regulations on Donation Contract

The PRC Contract Law promulgated by the PRC National People’s Congress, in March 1999, governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Civil Code which was promulgated by the PRC National People’s Congress in May 2020 and came into effect on January 1, 2021, incorporates the content of the PRC Contract Law and other PRC civil laws. The PRC Civil Code confirms the validity of donation contract between individuals and define the donation contract as a contract under which the donor agrees to donate his or her property to the beneficiary, and the beneficiary agrees to accept such donation. Under the PRC Civil Code, a donation contract may be subject to obligations and if the beneficiary fails to perform such obligations, the donor may rescind the donation and require the beneficiary to return the donated property.

Regulations on Critical Illness Crowdfunding

On August 30, 2016, the Ministry of Civil Affairs, or the MCA, the MIIT, the State Administration of Press, Publication, Radio, Film and Television and the Cyberspace Administration of the PRC, the predecessor of the National Radio and Television Administration of the PRC, issued the Administrative Measures for the Services of Public Crowdfunding Platform, which came into effect on September 1, 2016. According to the Administrative Measures for the Services of Public Crowdfunding Platform, when the individuals call for help to resolve their own or their families’ difficulties through radio, television, newspapers, network service providers or telecommunications operators, such service providers or operators shall appropriately indicate a risk reminder to the public, informing that the information published by such individual is not charitable public crowdfunding information and that the publisher is responsible for the veracity of such information.

On October 17, 2019, the Beijing Municipal People’s Government issued the Regulations on the Promotion of Charity in Beijing, which came into effect on January 1, 2020. The regulations provide that network service providers, when providing service to individuals who seek for help, shall be entitled to require such help seeker to provide relevant evidence, post risk reminder in a way easily identifiable by the public, and inform the public that such information is not charitable public crowdfunding information. It also requires that when receiving complaints and reports regarding to untruthful help-seeking information, network service providers should promptly take the necessary measures to eliminate and reduce the impact.

Regulations on Online Public Crowdfunding Information Platform

On March 16, 2016, the PRC National People’s Congress published the PRC Charity Law which came into effect on September 1, 2016. The PRC Charity Law defines the charity organization as a non-profit organization duly established under the PRC Charity Law which aims to carry out charity activities. The PRC Charity Law defines charitable crowdfunding as the donations of property raised by charity organizations for charitable purposes. Pursuant to the PRC Charity Law, only charity organizations with permits from the MCA can carry out public charity crowdfunding.

Pursuant to the Administrative Measures for the Services of Public Crowdfunding Platform, public charity crowdfunding platform services refer to platform services provided by radio, television, newspapers, network service providers or telecom operators for charity organizations to carry out public charity crowdfunding or publish public charity crowdfunding information; online public charity crowdfunding platform service providers shall be designated by the MCA. The Administrative Measures for the Services of Public Crowdfunding Platform also provides certain requirements for public charity crowdfunding platform service providers, including: (i) public charity crowdfunding platform service providers shall inspect the charity organizations’ registration certificates and public charity crowdfunding permits; (ii) public charity crowdfunding platform service providers shall not accept donations on behalf of charity organizations; (iii) an agreement shall be entered into by and between parties involved in the public charity crowdfunding platform service to clarify each party’s rights and obligations regarding the truthfulness and other aspects of the public charity crowdfunding; (iv) public charity crowdfunding platform service providers shall promptly report to the MCA if violation of laws or regulations by charity organizations is discovered; and (v) public charity crowdfunding platform service providers shall record and preserve copies of charity organizations’ registration certificates and public charity crowdfunding permits, as well as relevant information published by charity organizations on the platform.

On July 20, 2017, the MCA issued two specifications, namely the Basic Technical Specifications for Online Public Crowdfunding Information Platforms for Charity Organizations and the Basic Management Specifications for Online Public Crowdfunding Information Platforms for Charity Organizations, further clarifying the requirements for online public charity crowdfunding information platforms from the aspects of technology and management, respectively.

On June 1, 2018, the MCA announced the Directory of Online Public Crowdfunding Information Platforms for Charity Organizations, pursuant to which twenty online platforms including our Waterdrop Charity platform are designated by the MCA as online public charity crowdfunding information platforms.

Regulations on Mutual Aid Business

On December 20, 2016, the CIRC issued the Notice on Carrying out the Special Rectification on Illegal Insurance Business in the Form of Online Mutual Aid Plan. Pursuant to the Special Rectification on Illegal Insurance Business in the Form of Online Mutual Aid Plan, the entity conducting online mutual aid business shall not: (i) in any form promise solvency margin or mislead consumers to expect assured settlement, including promising in any form full settlement, using any previous mutual aid cases for publicity and marketing purposes, adopting any publicity approach that may mislead consumers to expect guarantee, or using any words similar to “ensure” or “guarantee;” (ii) use any insurance terms to promote mutual aid plan or compare the mutual aid plan to insurance products; (iii) make false and misleading publicity in the name of “insurance innovation” or “Internet-based insurance;” (iv) claim that mutual aid plans and the fund management are subject to government supervision; or (v) collect funds from the public in name of insurance premium or illegally set up cash pools.

Regulations on Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging computer systems and the communications networks; (iii) in violation of national regulations, discontinuing computer networks or the communications services without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005, by the Ministry of Public Security requires internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Regulations on Privacy Protection

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013 and the Cybersecurity Law, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. In case of any actual or potential leakage of the user personal information, internet information service providers must take immediate remedial measures and make timely report to the relevant regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information

by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in (i) violation of laws or regulations, or (ii) breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of the protection of personal information, including: “failure to publicize rules for collecting and using personal information”; “failure to expressly state the purpose, manner and scope of collecting and using personal information”; “collection and use of personal information without consent of users of the App”; “collecting personal information irrelevant to the services provided by the app in violation of the principle of necessity,” “provision of personal information to others without users’ consent”; “failure to provide the function of deleting or correcting personal information as required by laws”; and “failure to publish information such as methods for complaints and reporting.” Any of the following acts, among others, of an app operator will constitute “collection and use of personal information without consent of users:” (i) collecting any user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking any user’s consent such that the user’s normal use of such app is disturbed; (iii) collecting any user’s personal information which has been actually collected by the app operator or activating the permission for collecting any user’s personal information by the app operator that is beyond the scope of personal information which the user authorizes the app operator to collect; (iv) seeking any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing of such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting the users’ personal information by improper methods, such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission for collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by the app operator.

On October 21, 2020, the Standing Committee of the National Peoples’ Congress issued the Personal Information Protection Law (Draft for comments), or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The Draft Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Draft Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Further, the Draft Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and sensitive personal information.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

According to the Insurance Brokerage Provisions, Insurance Agencies Provisions and the Provisions on the Supervision and Administration of Insurance Adjustors, the insurance brokers, insurance agencies, insurance adjusting firms and their practitioners shall not disclose trade secrets of the insurer, the applicant and the insured known during business activities.

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law (2008 Revision), the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region and municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyrights may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended in 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT oversees the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended in 2008 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local branch.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange proceeds in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended in 2015, 2018 and 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange proceeds into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improves the administration on foreign exchange settlement for FIEs.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was amended in 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, when setting up a new FIE, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular: FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; and where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and became effective on June 9, 2016, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi on a self- discretionary basis. This circular also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the enterprise registration system, and register such with the local banks for the foreign exchange-related matters.

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration,

the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9, at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for an enterprise is 200% of its net assets, or the Net Asset Limits. Enterprises must file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans (i) cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or (ii) will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishments or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, withholding income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation, or SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted.

Dividend Withholding Tax

The Enterprise Income Tax Law and its implementation rules provide that since January 1, 2008, an income tax rate of 10% will normally apply to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatment in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares are acquired on a public stock exchange. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by SAT. Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, are involved.

Regulations on Employment

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended in 2012, primarily aims at regulating rights and obligations of employment relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employees’ wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Regulations on Share Incentive Plans

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006, and was revised in 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. See “Risk Factors—The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Peng Shen	33	Chairman of the Board of Directors and Chief Executive Officer
Guang Yang	34	Director and General Manager of Insurance Division
Yao Hu	34	Director and General Manager of Crowdfunding Division
Haiyang Yu	37	Director
Kai Huang	34	Director
Nina Zhou	45	Director
Kangping Shi	44	Chief Financial Officer
Minming Chen	40	Chief Marketing Officer
Hui Teng	42	Chief Actuary

Mr. Peng Shen is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Shen is a serial entrepreneur with extensive experience and expertise in the technology and internet sectors in China. Prior to founding Waterdrop in April 2016, Mr. Shen was one of the founding team members of Meituan (HKSE:03690), a leading e-commerce platform for services in China, and had served as business head of Meituan food delivery since July 2013 and led the launch and rapid nationwide growth of this business. Mr. Shen was named to Fortune China’s list of the “2020 40 under 40 in China” and Forbes Asia’s list of the “2017 30 under 30 in Asia”, both being annual selections of the most influential young entrepreneurs. Mr. Shen received a master’s degree in retail management from NEOMA Business School in France and an EMBA from Tsinghua University School of Economics and Management. Mr. Shen completed the future science and technology program of Tencent’s Qingteng University in January 2019.

Mr. Guang Yang is our co-founder, and has served as our director and general manager of insurance division since November 2016. Mr. Yang is responsible for our insurance business. Prior to co-founding Waterdrop in April 2016, Mr. Yang served as the director of the strategy and investment department of Meituan (HKSE:03690) from March 2015 to August 2016. Prior to that, Mr. Yang served as a senior manager at CEC Capital Group and served as a senior consultant of the merger and acquisition transaction service team at Deloitte Touche Tohmatsu Limited. Mr. Yang received an honors degree in actuarial science specializing in finance from the University of Waterloo.

Mr. Yao Hu is our co-founder, and has served as our director and general manager of crowdfunding division since our inception. Mr. Hu is responsible for our crowdfunding business. Prior to co-founding Waterdrop in April 2016, Mr. Hu served as a project vice president at New Leaf Music Education from August 2014 to February 2016, where he was responsible for the intelligent self-learning tools and online live-streaming business. Prior to that, Mr. Hu served as a senior engineer at Meituan (HKSE:03690) from May 2013 to June 2014, where he led the research and development of several product innovation projects. From September 2008 to August 2012, Mr. Hu worked at Renren Inc., a NYSE-listed company which operated social media services in China, with a focus on technical research and development, and his last position held was senior engineer. Mr. Hu received a bachelor’s degree in computer software engineering from Nankai University.

Mr. Haiyang Yu has served as our director since October 2019. Mr. Yu currently serves as the managing director of Tencent Investment. Prior to joining Tencent (HKSE: 00700) in August 2011, Mr. Yu worked as a senior associate at WI Harper Group from March 2010 to August 2011. Prior to that, Mr. Yu worked as an associate at China Growth Capital from April 2007 to February 2010. Mr. Yu obtained a bachelor’s degree in civil engineering from Tsinghua University.

Mr. Kai Huang has served as our director since March 2019. Mr. Huang currently serves as an executive director of Boyu Capital. Prior to joining Boyu Capital in June 2011, Mr. Huang worked as a senior accountant at Ernst & Young Consulting (China) from September 2010 to June 2011, and an accountant at Ernst & Young Huaming Accounting Firm from September 2008 to September 2010. Mr. Huang received a bachelor’s degree in accounting from Shanghai Jiao Tong University.

Ms. Nina Zhou has served as our director since June 2020. Ms. Zhou currently serves as a managing director at Swiss Re, a world’s leading reinsurance company. Prior to joining Swiss Re, Ms. Zhou served as a managing director at Credit Ease from May 2016 to April 2018. Prior to that, Ms. Zhou had over 15 years of experiences in investment banking and served as a managing director at Standard Chartered, Barclays Capital and Credit Suisse. Ms. Zhou received double bachelor’s degrees in economics and finance from New York University.

Mr. Kangping Shi has served as our chief financial officer since November 2020. Mr. Shi has over 20 years’ experience in accounting and finance. Prior to joining us, Mr. Shi served as the chief financial officer of Maoyan Entertainment (HKSE: 01896), a leading internet platform in China’s entertainment industry, from February 2018 to November 2020. Prior to that, Mr. Shi served as the chief financial officer at Ping An Healthcare and Technology Company Limited (HKSE: 01833), from December 2016 to December 2017. Prior to that, Mr. Shi worked at Baidu, Inc. (NASDAQ: BIDU), and served as the director of its financial planning and analysis department from August 2014 to December 2016, and as the director of its internal audit department from September 2011 to August 2014. From July 2007 to September 2011, Mr. Shi worked at Microsoft. Prior to that, Mr. Shi worked at the transaction services department of PricewaterhouseCoopers LLP (Beijing) from January 2002 to July 2005, and at Arthur Andersen LLP before 2002. Mr. Shi currently serves as an independent non-executive director of Life Concepts Holdings Limited (HKSE: 08056). Mr. Shi received a bachelor’s degree in accounting from Tsinghua University and a master’s degree in business administration from the University of Michigan. Mr. Shi has been a Chartered Professional Accountant of Canada since August 2000.

Mr. Minming Chen has served as our chief marketing officer since March 2019. Prior to joining us, Mr. Chen served as the chief marketing officer of Squirrel Ai Learning from April 2018 to March 2019. Prior to that, Mr. Chen served as a vice president at Meituan (HKSE:03690) from August 2011 to November 2017, where he was responsible for user growth. Mr. Chen received an EMBA from China Europe International Business School.

Mr. Hui Teng has served as our chief actuary since November 2019. Mr. Teng has over 10 years’ experience in insurance actuary. Prior to joining us, Mr. Teng served as the chief actuary at ZhongAn Online P&C Insurance Co. Ltd. (HKSE: 06060), an online insurance company in China, from May 2013 to July 2019. Prior to that, Mr. Teng served as a chief actuary officer at Sompo Japan Insurance (China) Co., Ltd. from November 2008 to May 2013, and at Tianan Insurance Company Limited from June 2006 to September 2008. Mr. Teng received a bachelor’s degree in theory and applied mechanics and a master’s degree in economics from Fudan University.

Board of Directors

Our board of directors will consist of              directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and

(ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                ,                and                 .                will be the chairman of our audit committee. We have determined that                ,                and                 satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that                qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of                ,                and                 . will be the chairman of our compensation committee. We have determined that                ,                and satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                ,                and                 .                will be the chairperson of our nominating and corporate governance committee.                ,                and                 satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of RMB3.0 million (US$0.4 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

2018 Share Incentive Plan

In March 2019, our shareholders and board of directors approved the 2018 Share Incentive Plan, as amended and restated, which we refer to as the 2018 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to directors, employees and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 384,159,746 ordinary shares. As of the date of this prospectus, options to purchase a total of 219,797,268 ordinary shares are outstanding under the 2018 Plan.

The following paragraphs summarize the principal terms of the 2018 Plan.

Type of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other types of awards approved by the plan administrator or the board of directors.

Plan Administration. A committee appointed by the board of directors will administer the 2018 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies or subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise Price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the Awards. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years from its date of effectiveness. Our board of directors and the plan administrator have the authority to terminate, amend or modify the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yao Hu	*	0.003	September 1, 2018	August 31, 2028
Kangping Shi	*	0.003	November 16, 2020	November 15, 2030
Hui Teng	*	0.003	May 1, 2020	April 30, 2030
	*	0.003	October 31, 2020	October 30, 2030
All directors and executive officers as a group	11,500,000

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

As of the date of this prospectus, our employees other than our directors and officers as a group held options to purchase 182,936,306 ordinary shares, with exercise prices ranging from US$0.003 per share to US$0.075 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders who beneficially own 5% or more of our total issued and outstanding shares[; and

•	each selling shareholder.].

The calculations in the table below are based on 3,641,265,290 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus, and assuming an initial public offering price of US$            per ADS, the mid-point of the estimated initial public offering price range on the front cover page of this prospectus, ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers**:
Peng Shen(1)	961,736,918	26.4
Guang Yang(2)	—	—
Yao Hu(3)	—	—
Haiyang Yu	—	—
Kai Huang	—	—
Nina Zhou	—	—
Kangping Shi	—	—
Minming Chen	—	—
Hui Teng	—	—
All Directors and Executive Officers as a Group	961,736,918	26.4
Principal Shareholders:
Neptune Max Holdings Limited(1)	961,736,918	26.4
Image Frame Investment (HK) Limited(4)	805,085,007	22.1
Investment funds affiliated with Boyu Capital(5)	434,235,258	11.9
Investment funds affiliated with Gaorong Capital(6)	238,203,080	6.5
Swiss Re Principal Investments Company Asia Pte. Ltd.(7)	206,362,384	5.7

Notes:

**

Except as indicated otherwise below, the business address of our directors and executive officers is Block C, Wangjing Science and Technology Park, No. 2 Lize Zhonger Road, Chaoyang District, Beijing, China. The business address of Mr. Kai Huang is Suite 3601B-3604, 36/F, Tower 2, Jing An Kerry Centre, 1539 Nanjing West Road, Jing An District, Shanghai, China. The business address of Mr. Haiyang Yu is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The business address of Ms. Nina Zhou is 12 Marina View, #16-01, Asia Square Tower 2, Singapore.

(1)

Represents (a) 801,904,979 ordinary shares held of record by Neptune Max Holdings Limited, a British Virgin Islands company. Neptune Max Holdings Limited is 99% owned by a family trust set up by Mr. Shen and 1% owned by Mr. Shen. Mr. Shen acts as the sole director of Neptune Max Holdings Limited, and possesses the sole voting power over the shares held by Neptune Max Holdings Limited; (b) 86,386,000 ordinary shares held of record by Proton Fortune Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Guang Yang, 1% owned by Mr. Guang Yang, and 1% owned by Mr. Shen. Mr. Shen owns 100% of the voting power of Proton Fortune Holdings Limited and acts as the sole director of Proton Fortune Holdings Limited; and (c) 73,445,939 ordinary shares held of record by Xibo Holdings Limited, a British Virgin Islands company that is 98% owned by a family trust set up by Mr. Yao Hu, 1% owned by Mr. Yao Hu, and 1% owned by Mr. Shen. Mr. Shen owns 100% of the voting power of Xibo Holdings Limited and acts as the sole director of Xibo Holdings Limited.

The registered address of Neptune Max Holdings Limited, Proton Fortune Holdings Limited and Xibo Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	See Footnote (1) above.
(3)	See Footnote (1) above.
(4)

Represents 30,144,000 Series Pre-A preferred shares, 110,526,000 Series A preferred shares, 12,056,000 Series A+ preferred shares, 121,449,070 Series B preferred shares, 63,271,334 Series C preferred shares, 170,632,018 Series C+ preferred shares and 297,006,585 Series D preferred shares directly held by Image Frame Investment (HK) Limited, a limited liability company incorporated in Hong Kong. All of these preferred shares will be automatically converted to and redesignated as ordinary shares immediately prior to the completion of this offering. Image Frame Investment (HK) Limited is an investing entity directly wholly owned by Tencent Holdings Limited. Tencent Holdings Limited is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Image Frame Investment (HK) Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(5)

Represents 434,235,258 Series C preferred shares directly held by Harmonious Ocean Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands. All of these preferred shares will be automatically converted to and redesignated as ordinary shares immediately prior to the completion of this offering. Boyu Capital Fund IV, L.P., a limited partnership organized under the laws of the Cayman Islands, holds 100% of the outstanding shares of Harmonious Ocean Limited. Boyu Capital General Partner IV, Ltd., an exempted company incorporated under the laws of the Cayman Islands, is the general partner of Boyu Capital Fund IV, L.P. Boyu Capital Group Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands, holds 100% of the outstanding shares of Boyu Capital General Partner IV, Ltd. XYXY Holdings Ltd., a company incorporated in the British Virgin Islands, is the controlling shareholder of Boyu Capital Group Holdings Ltd. Mr. Xiaomeng Tong holds 100% of the outstanding shares in XYXY Holdings Ltd. The registered office of Harmonious Ocean Limited is c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)

Represents (i) 20,323,137 ordinary shares directly held by Banyan Partners Fund III, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands, (ii) 58,422,053 Series Pre-A preferred shares, 33,492,000 Series A preferred shares and 26,316,000 Series A+ preferred shares directly held by Gaorong Technology Consulting Limited, a company limited by shares incorporated under the laws of the British Virgin Islands, (iii) 86,052,718 Series B preferred shares directly held by Gaorong Group Holdings Limited, a company limited by shares incorporated under the laws of the British Virgin Islands, (iv) 11,557,596 Series C preferred shares directly held by Banyan Partners Fund III, L.P., and (v) 2,039,576 Series C preferred shares held by Banyan Partners Fund III-A, L.P., an exempted partnership with limited liability formed under the laws of the Cayman Islands. All of these preferred shares will be automatically converted to and redesignated as ordinary shares immediately prior to the completion of this offering.

Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. hold 93.33% of the total share capital of Gaorong Group Holdings Limited. The general partner of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. is Banyan Partners III Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of Banyan Partners III Ltd. The registered offices of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. are c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. The registered offices of Gaorong Group Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Gaorong Technology Consulting Limited is wholly owned by Suzhou Industry Park Gaorong Growth Investment Center (Limited Partnership), a limited partnership incorporated under the laws of the PRC, whose general partner is Xizang Gaorong Capital Management Co., Ltd., a company incorporated under the laws of the PRC. Xizang Gaorong Capital Management Co., Ltd. is wholly owned by Beijing Gaorong Capital Management Consulting Co., Ltd, a company incorporated under the laws of the PRC. Messrs. Zhen Zhang, Bin Yue and Xiang Gao are the shareholders of Beijing Gaorong Capital Management Consulting Co., Ltd.

(7)

Represents 206,362,384 Series D preferred shares directly held by Swiss Re Principal Investments Company Asia Pte. Ltd., a corporation incorporated under the laws of Singapore. All of these preferred shares will be automatically converted to and redesignated as ordinary shares immediately prior to the completion of this offering. Swiss Re Principal Investments Company Asia Pte. Ltd. is an investment entity indirectly wholly owned by Swiss Re Ltd, a company limited by shares with its registered office in Zurich, Switzerland, with its shares listed on the SIX Swiss Exchange and trading under the symbol SREN.

As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entities and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

Other Related Party Transactions

Transactions with Tencent Group. Tencent Group is one of our investors. We engage Tencent Group as the payment processing platform to collect payment from our insurance consumers, participants of our mutual aid plans, and users on our crowdfunding platform, where Tencent Group charges service fee for each transaction occurred. For the years ended December 31, 2018, 2019 and the nine months ended September 30, 2020, we paid payment processing fee to Tencent Group of RMB64.4 million, RMB77.9 million (US$11.5 million) and RMB24.2 million (US$3.6 million), respectively. Tencent Group started to provide traffic referral and advertising service to us since 2020, which amounted to RMB53.7 million (US$7.9 million) in the nine months ended September 30, 2020. In addition, Tencent Group provides cloud technology services to us, which amounted to RMB7.6 million, RMB15.0 million (US$2.2 million) and RMB19.4 (US$2.9 million) for the years ended December 31, 2018, 2019 and the nine months ended September 30, 2020, respectively. As of December 31, 2018 and 2019 and September 30, 2020, we had amount due to Tencent Group of RMB2.4 million, RMB5.1 million (US$0.8 million) and RMB10.1 million (US$1.5 million), respectively.

We started to provide advertising services to Tencent Group in 2020, which amounted to RMB0.9 million (US$129.9 thousand) in the nine months ended September 30, 2020. We had amount due from Tencent Group of RMB0.9 million (US$137.7 thousand) as of September 30, 2020.

Transactions with other related parties. We have historically extended loans to Mr. Peng Shen, our founder, chairman of the board of directors and chief executive officer, and to certain other entities controlled by Mr. Shen. As of December 31, 2018, we recorded outstanding principal amounts of RMB1.7 million due from these related parties under such loans, primarily consisting of (i) RMB1.1 million due from Mr. Peng Shen, (ii) RMB0.6 million due from Tianjin Shuidibao Technology Partnership (Limited Partnership), or Tianjin Shuidibao, (iii) RMB25.0 thousand due from Tianjin Shuidi Huzhu Technology Partnership (Limited Partnership), or Tianjin Shuidi Huzhu, (iv) RMB10.0 thousand due from Tianjin Shuidichou Technology Co., Ltd. or Tianjin Shuidichou, and (v) RMB20.0 thousand due from Tianjin Pengchuang Sharing Technology Partnership (Limited Partnership), or Tianjin Pengchuang. As of December 31, 2019, we recorded outstanding principal amounts of RMB1.8 million (US$0.3 million) due from these related parties under such loans, primarily consisting of (i) RMB1.7 million (US$0.3 million) due from Mr. Peng Shen, (ii) RMB20.0 thousand (US$3.0 thousand) due from Tianjin Shuidibao, (iii) RMB25.0 thousand (US$3.7 thousand) due from Tianjin Shuidi Huzhu, (iv) RMB16.0 thousand (US$2.4 thousand) due from Tianjin Shuidichou, and (v) RMB30.0 thousand (US$4.4 thousand) due from Tianjin Pengchuang. All of these loans have been fully repaid in September 2020.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000.00 divided into 10,000,000,000 shares, comprising of (i) 7,562,260,710 ordinary shares with a par value of US$0.000005 each, (ii) 241,148,000 Series Pre-A preferred shares with a par value of US$0.000005 each, (iii) 334,926,000 Series A preferred shares with a par value of US$0.000005 each, (iv) 157,896,000 Series A+ preferred shares with a par value of US$0.000005 each, (v) 352,107,646 Series B preferred shares with a par value of US$0.000005 each, (vi) 542,794,072 Series C preferred shares with a par value of US$0.000005 each, (vii) 170,632,018 Series C+ preferred shares with a par value of US$0.000005 each, (viii) 120,971,053 Series C++ preferred shares with a par value of US$0.000005 each, and (ix) 517,264,501 Series D preferred shares with a par value of US$0.000005 each.

As of the date of this prospectus, (i) 1,203,526,000 ordinary shares, (ii) 241,148,000 Series Pre-A preferred shares, (iii) 334,926,000 Series A preferred shares, (iv) 157,896,000 Series A+ preferred shares, (v) 352,107,646 Series B preferred shares, (vi) 542,794,072 Series C preferred shares, (vii) 170,632,018 Series C+ preferred shares, (viii) 120,971,053 Series C++ preferred shares, and (ix) 517,264,501 Series D preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$             divided into                  shares comprising of (i) ordinary                  shares of a par value of                  each, and (ii)                  shares of a par value of                  each of such class or classes (however designated) as our board of directors may determine in accordance with our post-offering memorandum and articles of association.

Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into, and/or re-designated and re-classified, as ordinary shares on a one-for-one basis. Following such conversion and/or re-designation, we will have                  ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

[Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted a seventh amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current sixth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least [seven days] is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate [not less than one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within [three months] after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders [at least 14 days] prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of [at least two-thirds (2/3)] of the issued shares of that class or with the sanction of a resolution passed by a [simple majority] of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.]

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than [one-third] of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. [A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.]

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of [all] of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.]

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Share Split

On March 28, 2019, we effected a 2-for-1 share split whereby (i) each of our then issued and outstanding ordinary shares was divided into 2 ordinary shares, par value of US$0.000005 each; (ii) each of our then issued and outstanding Series Pre-A preferred shares was divided into 2 Series Pre-A preferred shares, par value of

US$0.000005 each; (iii) each of our then issued and outstanding Series A preferred shares was divided into 2 Series A preferred shares, par value of US$0.000005 each; (iv) each of our then issued and outstanding Series A+ preferred shares was divided into 2 Series A+ preferred shares, par value of US$0.000005 each; and (v) each of our then issued and outstanding Series B preferred shares was divided into 2 Series B preferred shares, par value of US$0.000005 each. The share split has been retroactively reflected for all periods presented in this prospectus.

Ordinary Shares

On May 14, 2018, we issued (i) two ordinary share to the initial subscriber, which was immediately transferred to X First Principles Holdings Limited; and (ii) 19,998 ordinary shares to X First Principles Holdings Limited.

On September 19, 2018, we issued (i) 53,302,000 ordinary shares to Maple Ocean L.P.; (ii) 90,394,000 ordinary shares to Depthperception Holdings Limited; (iii) 90,394,000 ordinary shares to Xianglanqi Holdings Limited; (iv) 57,250,000 ordinary shares to Proton Y Holdings Limited; (v) 12,052,000 ordinary shares to Christmastrees Holdings Limited; (vi) 10,000,000 ordinary shares to Autobox Holdings Limited; (vii) 6,216,000 ordinary shares to Kimezqxq Holdings Limited; (viii) 4,520,000 ordinary shares to Flying Monkey Holdings Limited; (ix) 4,520,000 ordinary shares to Steelman Holdings Limited; (x) 4,520,000 ordinary shares to Rational Chaos Inc.; (xi) 21,742,000 ordinary shares to YGXS1467 Holdings Limited; and (xii) 810,636,000 ordinary shares to First Principles Z Holdings Limited.

On November 2, 2018, we further issued 37,980,000 ordinary shares to Light Up Investment Holdings Limited. The issuance of ordinary shares on September 19, 2018 and November 2, 2018 was in connection with our corporate restructuring to mirror the then-shareholding structure in Zongqing Xiangqian.

Preferred Shares

On November 2, 2018, we issued (i) 75,358,000 Series Pre-A preferred shares to TOPAZ SUN LIMITED; (ii) 75,358,000 Series Pre-A preferred shares to Gaorong Technology Consulting Limited; (iii) 30,144,000 Series Pre-A preferred shares to INSPIRED ELITE INVESTMENTS LIMITED; (iv) 30,144,000 Series Pre-A preferred shares to Image Frame Investment (HK) Limited; and (v) 30,144,000 Series Pre-A preferred shares to ASPIRE REACH LIMITED.

On November 2, 2018, we issued (i) 33,494,000 Series A preferred shares to TOPAZ SUN LIMITED; (ii) 33,492,000 Series A preferred shares to Gaorong Technology Consulting Limited; (iii) 6,698,000 Series A preferred shares to INSPIRED ELITE INVESTMENTS LIMITED; (iv) 110,526,000 Series A preferred shares to Image Frame Investment (HK) Limited; (v) 100,478,000 Series A preferred shares to Water Bliss Holdings Limited; and (vi) 50,238,000 Series A preferred shares to Sinovation I Investment Limited.

On November 2, 2018, we issued (i) 44,737,200 Series A+ preferred shares to Rich Ocean Fund I, L.P.; (ii) 31,006,000 Series A+ preferred shares to TOPAZ SUN LIMITED; (iii) 26,316,000 Series A+ preferred shares to Gaorong Technology Consulting Limited; (iv) 12,056,000 Series A+ preferred shares to Image Frame Investment (HK) Limited; (v) 31,580,000 Series A+ preferred shares to Water Bliss Holdings Limited; (vi) 4,306,000 Series A+ preferred shares to Sinovation I Investment Limited; and (vii) 7,894,800 Series A+ preferred shares to BIDEFORD GLOBAL HOLDINGS LIMITED. The issuance of Series Pre-A preferred shares and Series A+ preferred shares on November 2, 2018, was in connection with our corporate restructuring to mirror the then-shareholding structure in Zongqing Xiangqian.

On November 2, 2018, we issued (i) 121,449,070 Series B preferred shares to Image Frame Investment (HK) Limited for an aggregate consideration of US$21,170,000.00; (ii) 21,341,074 Series B preferred shares to POPULAR FESTIVE LIMITED for an aggregate consideration of US$3,720,000.00; (iii) 86,052,718 Series B preferred shares to Gaorong Group Holdings Limited for an aggregate consideration of US$15,000,000.00; (iv)

45,894,784 Series B preferred shares to BRV Aster Opportunity Fund I, L.P. for an aggregate consideration of US$8,000,000.00; (v) 9,351,062 Series B preferred shares to Sinovation Fund IV, L.P. for an aggregate consideration of US$1,630,000.00; (vi) 7,896,772 Series B preferred shares to Gemini Investments, L.P. for an aggregate consideration of US$1,376,500.00; and (vii) 60,122,166 Series B preferred shares to Angel Mentor Limited for an aggregate consideration of US$10,480,000.00.

On March 28, 2019, we issued (i) 434,235,258 Series C preferred shares to Harmonious Ocean Limited for an aggregate consideration of US$120,000,000.00; (ii) 63,271,334 Series C preferred shares to Image Frame Investment (HK) Limited for an aggregate consideration of US$17,484,900.00; (iii) 14,474,509 Series C preferred shares to Baywise Capital Limited Partnership for an aggregate consideration of US$4,000,000.00; (iv) 11,557,596 Series C preferred shares to Banyan Partners Fund III, L.P. for an aggregate consideration of US$3,193,917.50; (v) 2,039,576 Series C preferred shares to Banyan Partners Fund III-A, L.P. for an aggregate consideration of US$563,632.50; (vi) 13,597,172 Series C preferred shares to Global Bridge Capital USD Fund I, L.P. for an aggregate consideration of US$3,757,550.00; and (vii) 3,618,627 Series C preferred shares to Yuantai Investment Partners Evergreen Fund, L.P. for an aggregate consideration of US$1,000,000.00.

On October 28, 2019, we issued 170,632,018 Series C+ preferred shares to Image Frame Investment (HK) Limited for an aggregate consideration of US$60,450,832.00.

On March 16, 2020, we issued (i) 96,776,842 Series C++ preferred shares to Skycus China Fund, L.P. for an aggregate consideration of US$40,000,000.00; and (ii) 24,194,211 Series C++ preferred shares to Wisdom Choice Global Fund, L.P. for an aggregate consideration of US$10,000,000.00.

On June 28, 2020, we issued (i) 206,362,384 Series D preferred shares to SWISS RE PRINCIPAL INVESTMENTS COMPANY ASIA PTE. LTD. for an aggregate consideration of US$100,000,000.00; and (ii) 13,895,532 Series D preferred shares to POPULAR FESTIVE LIMITED for an aggregate consideration of US$6,733,559.00.

On November 20, 2020, we issued 297,006,585 Series D preferred shares to Image Frame Investment (HK) Limited for an aggregate consideration of US$143,924,769.00.

Grants of Options

We have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and consultants. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into our fifth amended and restated shareholders agreement on November 20, 2020, with our shareholders, which consist of holders of ordinary shares and preferred shares. The fifth amended and restated shareholders agreement provides for certain shareholders’ rights, including information rights, preemptive rights, right of first refusal and co-sale rights, drag along rights and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) June 28, 2025 or (ii) six months following the closing of a qualified initial public offering, holders of at least 25% of the voting power of the then outstanding registrable securities held by all such holders may request in writing that we effect a registration of at least 20%, or any less percentage if the anticipated gross proceeds would exceed US$5,000,000, of the registrable securities. Upon such a request, we shall promptly give notice of such requested registration to the other shareholders and thereupon shall use reasonable best efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within twenty days after receipt of our notice of the demand registration. However, we are not obliged to effect any such registration if we have, within the six month period preceding the date of such request, already effected a registration under the Securities Act in which the Holders had an opportunity to participate. We are obligated to effect no more than two demand registrations that have been declared effective. Further, if the registrable securities are offered by means of an underwritten offering and the underwriters advise us that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced as required by the underwriters and allocated among the holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration; provided that at least 20%, or any lesser percentage if the anticipated gross proceeds would exceed US$5,000,000, of registrable securities requested to be registered shall be so included, but only after first excluding all other securities from the registration and underwritten offering.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we shall offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least 25% of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 if we qualify for registration on Form F-3. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any 12-month period for a period of not more than 60 days and cannot register any other securities during such 60 day period. We are obligated to effect no more than two demand registrations that have been declared effective within any 12-month period.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions applicable to sale of registrable securities. However, expenses in excess of US$25,000 of any special audit required in connection with a demand registration shall be borne pro rata by the holders participating in such registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Shares

, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of                 ordinary shares, deposited with                , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                . The principal executive office of the depositary is located at                .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “— Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (ii) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any ordinary shares we distribute as a dividend or free distribution, either (i) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so.

If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (i) such notice of meeting or solicitation of consents or proxies; (ii) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (iii) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (i) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our board of directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (ii) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$ per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$ per ADS cancelled
• Distribution of cash dividends	Up to US$ per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$ per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$ per ADS held
• Depositary services	Up to US$ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest.

After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the            to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary and the custodian; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law. However, you will not be deemed to and you will not be able to, by agreeing to the terms of the deposit agreement, waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (i) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (ii) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing                ordinary shares or, approximately    % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the New York Stock Exchange, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We [and each of our directors, executive officers and existing shareholders] have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or the ADSs or securities that are substantially similar to our ordinary shares or the ADSs, including but not limited to any options or warrants to purchase our ordinary shares, the ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then issued and outstanding ordinary shares of the same class, including ordinary shares represented by ADSs, which immediately after the completion of this offering will equal                 ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Waterdrop Inc. is not a PRC resident enterprise for PRC tax purposes. Waterdrop Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Waterdrop Inc. meets all of the conditions above. Waterdrop Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Waterdrop Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Waterdrop Inc. would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Waterdrop Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Waterdrop Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and ADSs by investors through a public stock exchange where such shares or ADSs are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons holding their ADSs or ordinary shares in connection with a trade or business conducted outside the United States;

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their result of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the value of our assets (which are based on the expected market price of the ADSs immediately following this offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the ADSs on the New York Stock Exchange. Provided that this listing is approved, we believe that the ADSs will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                among us and the underwriters named below, for whom Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as the representatives, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ADSs shown opposite its name below:

Underwriter	Number of ADSs
Goldman Sachs (Asia) L.L.C.

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. [The underwriting agreement also provides that if an underwriter defaults the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.] We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, U.S.A. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                ADSs from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be severally and not jointly obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more ADSs than the total number set forth on the cover page of this prospectus.

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of US$                per ADS. After the offering, the initial public offering price, concession and reallowance to dealers may be varied by the underwriters. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$                . [We have also agreed to reimburse the underwriters for expenses up to US$                relating to clearance of this offering with FINRA and certain other fees and expenses in connection with this offering.]

Determination of Offering Price

Prior to this offering, there has not been a public market for the ADSs. Consequently, the initial public offering price for the ADSs will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

We [intend to apply/have applied] to have the ADSs listed on the New York Stock Exchange under the trading symbol “                .”

[Directed Share Program

At our request, the underwriters have reserved up to                ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our [directors, executive officers, employees, business associates and members of their families]. The directed share program will be administered by                . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Stamp Taxes

If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Lock-Up Agreements

[We, [our officers, directors and existing shareholders] have agreed, subject to specified exceptions, not to directly or indirectly during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

[The underwriters] may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs prior to the expiration of the lock-up period.]

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing the ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.

“Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Discretionary Sales

The underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This prospectus does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”), has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act. It does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia and may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act as set out below. Accordingly, if you receive this prospectus in Australia:

A. You confirm and warrant that you are either:

a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

a person associated with the Company under Section 708(12) of the Corporations Act; or

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor. To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

B. As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs, you warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each referred as a “Relevant Member State,” an offer to the public of the ADSs which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer ADSs to the public” in relation to the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe to the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to ‘‘professional investors’’ as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the SFO, and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CEO, or which do not constitute an offer or invitation to the public for the purpose of the CEO and the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the content of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Indonesia

This prospectus does not, and is not intended to, constitute a prospectus for a public offering of securities and this offering does not, and is not intended to, constitute a public offering of securities under Law Number 8 of 1995 regarding Capital Market and its implementing regulations. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•

an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•

a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•

a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•

an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the

SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Africa

Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i. the offer, transfer, sale, renunciation or delivery is to:

(a) persons whose ordinary business is to deal in securities, as principal or agent;

(b) the South African Public Investment Corporation;

(c) persons or entities regulated by the Reserve Bank of South Africa;

(d) authorized financial service providers under South African law;

(e) financial institutions recognized as such under South African law;

(f) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g) any combination of the person in (a) to (f); or

ii. the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and

Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by JunHe LLP. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 12/F, China Life Financial Center, No. 23, Zhenzhi Road, Chaoyang District, Beijing 100026, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

WATERDROP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Waterdrop Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waterdrop Inc., and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes and the schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

December 11, 2020 (January 29, 2021 as to the convenience translation in Note 2(e) and the reclassification correction in Note 2(f))

We have served as the Company’s auditor since 2020.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	USD
			(Note 2)
Assets
Current assets
Cash and cash equivalents	196,101	964,476	142,052
Restricted cash	176,784	329,676	48,556
Short term investments	34,378	60,278	8,878
Accounts receivable	105,172	252,499	37,189
Contract assets	89,074	617,688	90,976
Amount due from related parties	1,704	1,791	264
Prepaid expense and other assets	81,028	235,333	34,661

Total current assets	684,241	2,461,741	362,576

Non-current assets
Property, equipment and software, net	7,302	21,389	3,150
Intangible assets, net	11,982	16,851	2,482
Long-term investments	2,674	4,734	697
Right of use assets, net	523	49,720	7,323
Goodwill	—	1,471	217

Total non-current assets	22,481	94,165	13,869

Total assets	706,722	2,555,906	376,445

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	USD
			(Note 2)
Liabilities, Mezzanine Equity and Shareholders’ Deficit
Current liabilities
Short-term borrowings (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 19,140 and RMB nil as of December 31, 2018 and 2019, respectively)	19,140	—	—
Amount due to related parties (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 2,387 and RMB nil as of December 31, 2018 and 2019, respectively)	2,387	5,058	745
Insurance premium payables (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 165,983 and RMB 320,237 as of December 31, 2018 and 2019, respectively)	165,983	320,237	47,166
Deferred revenue (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 34,383 and RMB 21,670 as of December 31, 2018 and 2019, respectively)	34,383	21,670	3,192
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 167,038 and RMB 428,840 as of December 31, 2018 and 2019, respectively)	181,853	496,530	73,131
Current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 230 and RMB 9,040 as of December 31, 2018 and 2019, respectively)	230	30,995	4,565

Total current liabilities	403,976	874,490	128,799

Non-current liabilities
Non-current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 273 and RMB 6,213 as of December 31, 2018 and 2019, respectively)	273	12,303	1,812
Deferred tax liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 24,255 and RMB 167,177 as of December 31, 2018 and 2019, respectively)	24,255	167,601	24,685

Total non-current liabilities	24,528	179,904	26,497

Total liabilities	428,504	1,054,394	155,296

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019
	RMB	RMB	USD
			(Note 2)
Liabilities, Mezzanine Equity and Shareholders’ Deficit (Continued)
Commitments and contingencies (Note 21 )
Mezzanine equity
Series Pre-A convertible redeemable preferred shares (US$ 0.000005 par value per share; 241,148,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	48,122	51,999	7,659
Series A convertible redeemable preferred shares (US$ 0.000005 par value per share; 334,926,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	110,806	119,708	17,631
Series A+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 157,896,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	66,447	71,771	10,571
Series B convertible redeemable preferred shares (US$ 0.000005 par value per share; 352,107,646 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	425,835	460,100	67,765
Series C convertible redeemable preferred shares (US$ 0.000005 par value per share; Nil and 542,794,072 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	—	1,070,758	157,706
Series C+ convertible redeemable preferred shares (US$ 0.000005 par value per share; Nil and 170,632,018 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	—	433,495	63,847
Subscription receivable—Series B convertible redeemable preferred shares	(72,201)	—	—

Total mezzanine equity	579,009	2,207,831	325,179

Shareholders’ deficit
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 1,203,526,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	41	41	6
Additional paid-in capital	38,831	—	—
Accumulated other comprehensive income/(loss)	(740)	27,240	4,012
Accumulated deficit	(338,923)	(733,600)	(108,048)

Total shareholders’ deficit	(300,791)	(706,319)	(104,030)

Total liabilities, mezzanine equity and shareholders’ deficit	706,722	2,555,906	376,445

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2018	2019
	RMB	RMB	USD
			(Note 2)
Operating revenue, net	238,149	1,510,965	222,541

Operating costs and expenses
Operating costs	(45,932)	(291,310)	(42,905)
Sales and marketing expenses	(184,943)	(1,056,494)	(155,605)
General and administrative expenses	(126,242)	(142,995)	(21,061)
Research and development expenses	(69,196)	(214,646)	(31,614)

Total operating costs and expenses	(426,313)	(1,705,445)	(251,185)

Operating loss	(188,164)	(194,480)	(28,644)

Other income/(expenses)
Interest income	2,428	10,533	1,551
Foreign currency exchange gain	66	4,152	612
Others, net	(1,967)	817	120

Loss before income tax, and share of results of equity method investee	(187,637)	(178,978)	(26,361)

Income tax expense	(21,503)	(142,528)	(20,992)
Share of results of equity method investee	(54)	(29)	(4)

Net loss attributable to Waterdrop Inc.	(209,194)	(321,535)	(47,357)

Preferred shares redemption value accretion	(22,230)	(136,839)	(20,154)

Net loss attributable to ordinary shareholders	(231,424)	(458,374)	(67,511)

Other comprehensive income/(loss):
Foreign currency translation adjustment	(740)	27,771	4,090

Unrealized gains on available for sale investments, net of tax	—	209	31

Total comprehensive loss	(209,934)	(293,555)	(43,236)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	839,572,645	1,203,526,000	1,203,526,000
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.28)	(0.38)	(0.06)

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ deficit
	Number	Amount
		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	1,203,526,000	41	13,249	—	(125,129)	(111,839)
Preferred shares redemption value accretion	—	—	(22,230)	—	—	(22,230)
Share-based payment compensation	—	—	47,812	—	—	47,812
Net loss for the year	—	—	—	—	(209,194)	(209,194)
Deemed dividend (Note 17)	—	—	—	—	(4,600)	(4,600)
Other comprehensive loss	—	—	—	(740)	—	(740)

Balance at December 31, 2018	1,203,526,000	41	38,831	(740)	(338,923)	(300,791)
Preferred shares redemption value accretion	—	—	(63,697)	—	(73,142)	(136,839)
Share-based payment compensation	—	—	24,866	—	—	24,866
Net loss for the year	—	—	—	—	(321,535)	(321,535)
Other comprehensive income	—	—	—	27,980	—	27,980

Balance at December 31, 2019	1,203,526,000	41	—	27,240	(733,600)	(706,319)

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2018	2019
	RMB	RMB	USD
			(Note 2)
Cash flows from operating activities:
Net loss	(209,194)	(321,535)	(47,357)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	1,983	6,687	985
Share of results of equity method investee	54	29	4
Share-based compensation expense	47,812	27,996	4,123
Loss from disposal of property and equipment	4	12	2

Changes in operating assets and liabilities:
Accounts receivable	(100,922)	(147,327)	(21,699)
Contract assets	(89,074)	(528,614)	(77,856)
Prepaid expense and other assets	(33,755)	(153,730)	(22,642)
Amount due to related party	2,362	2,671	393
Deferred revenue	34,383	(12,713)	(1,872)
Insurance premium payables	158,668	154,254	22,719
Deferred tax liabilities	21,259	142,348	20,966
Accrued expenses and other current liabilities	(45,888)	303,361	44,680
Right of use assets, net	11,938	(49,197)	(7,246)
Operating lease liabilities	(10,659)	42,863	6,313

Net cash used in operating activities	(211,029)	(532,895)	(78,487)

Cash flows from investing activities:
Purchase of property, equipment and software	(7,466)	(13,267)	(1,954)
Purchase of short-term investments	(466,046)	(528,719)	(77,871)
Proceeds from maturity of short-term investments	506,000	503,260	74,122
Purchase of long-term investments	(500)	(2,072)	(305)
Acquisitions of subsidiaries, net of cash acquired	—	(5,070)	(747)
Loans to related parties	—	(1,220)	(180)
Repayment of loans to related parties	—	1,133	167

Net cash provided by/(used in) investing activities	31,988	(45,955)	(6,768)

WATERDROP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year Ended December 31,
	2018	2019
	RMB	RMB	USD
			(Note 2)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net	351,165	1,491,983	219,745
Proceeds from short-term borrowings	19,140	—	—
Repayment of short-term borrowings	—	(19,140)	(2,819)
Repurchase of Series A+ shares (Note 17)	(7,600)	—	—
Principal payments under finance lease obligation	(36)	(68)	(10)

Net cash provided by financing activities	362,669	1,472,775	216,916

Effect of exchange rate changes on cash and cash equivalents	(1,973)	27,342	4,027

Net increase in cash and cash equivalents and restricted cash	181,655	921,267	135,688
Total cash and cash equivalents and restricted cash at beginning of year	191,230	372,885	54,920

Total cash and cash equivalents and restricted cash at end of year	372,885	1,294,152	190,608

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	196,101	964,476	142,052
Restricted cash	176,784	329,676	48,556

Total cash and cash equivalents and restricted cash at end of year	372,885	1,294,152	190,608

Supplemental disclosure of cash flow information
Cash paid for interest	321	311	46
Cash paid for income tax	34	149	22
Supplemental disclosure of non-cash investing activities
Accrued expenses and other current liabilities related to purchase of property and equipment	652	7,507	1,106
Accrued expenses and other current liabilities related to acquisitions of subsidiaries	—	612	90

The accompanying notes form an integral part of these consolidated financial statements.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Principal activities and reorganization

(a)	History and Reorganization

Waterdrop Inc. (“Waterdrop” or the “Company”) was incorporated in May 2018 under the laws of the Cayman Islands. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) primarily provide online insurance brokerage services to match and connect users with relevant insurance products underwritten by insurance companies in People’s Republic of China (“PRC”). The Group also operates a medical crowdfunding and a mutual aid platform.

Prior to the incorporation of the Company, the Group commenced its operation in 2016 and mainly carried out its business operation through Beijing Zongqing Xiangqian Technology Co., Ltd (“Zongqing Xiangqian”) and its wholly-owned subsidiaries Beijing Shuidi Hubao Technology Co., Ltd. (“Shuidi Hubao”) and Beijing Shuidi Hulian Technology Co., Ltd. (“Shuidi Hulian”). Zongqing Xiangqian was a limited liability company founded in 2016 by Mr. Shen Peng, the founder and the Chief Executive Officer (the “CEO” or the “Founder”) of the Company.

In order to raise capital through an initial public offering in the United States, the Group has undertaken a series of transactions (the “Reorganization”):

The Company was established in May 2018 as the proposed listing entity by the same shareholders of Zongqing Xiangqian. As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company established, through a Hong Kong intermediary company, a wholly-owned foreign invested subsidiary in the PRC, Beijing Absolute Health Ltd. (“Absolute Health” or the “WFOE”) in October 2018.

The WFOE entered into a series of contractual arrangements (see Note 2(b)) in November 2018 with Zongqing Xiangqian and Shuidi Hubao and their respective shareholders. In July 2019, The WFOE further entered into a series of contractual arrangements (see Note 2(b)) with Shuidi Hulian and their respective shareholders. The series of contractual agreements include a power of attorney, an exclusive call option agreement, an exclusive business cooperation agreement, and an equity pledge agreement. The Group believes that these contractual agreements would enable the WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to them. Accordingly, the Group believes that the WFOE is the primary beneficiary of the VIE and its subsidiaries.

The Group considered the Reorganization as a reorganization of entities to redomicile its business from the PRC to the Cayman Islands. Accordingly, the accompanying financial statements have been prepared using the historical cost basis as if the Reorganization had occurred at the beginning of the first period presented. The share and per share data relating to the ordinary shares issued by the Company are presented as if the Reorganization occurred at the beginning of the first period presented.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Principal activities and reorganization (Continued)

(a)	History and Reorganization (Continued)

As of December 31, 2019, the Company’s major subsidiaries, consolidated VIEs and principal subsidiary of VIEs are as follows:

Name of Company	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage Of Direct or Indirect Economic Interest	Principal Activities
Principal Subsidiaries

Waterdrop Group HK Limited (“Waterdrop HK”)	May 31, 2018	Hong Kong	100%	Investment holding

Absolute Health	October 17, 2018	PRC	100%	Research and development service for the Group

VIEs and its principal subsidiary

Zongqing Xiangqian	August 2, 2013	PRC	100%	Operating management service for the Group

Shuidi Hubao	December 12, 2016	PRC	100%	Medical crowdfunding platform services;

Shuidi Hulian	December 12, 2016	PRC	100%	Mutual aid platform services;

Shuidi Insurance Brokerage Co., Ltd.	October 19, 2012	PRC	100%	Insurance brokerage services

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Group’s consolidated financial statements for the years ended December 31, 2018 and 2019 are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Basis of Consolidation

Consolidation through contractual agreements:

The consolidated financial statements include the financial information of the Company, its wholly-owned subsidiaries and its VIEs and VIEs’ subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet valued-added businesses. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore operates its business, primarily through the VIEs and the subsidiaries of the VIEs.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Basis of Consolidation (Continued)

The Company, through its WFOE, entered into a series of contractual arrangements (the “VIE agreements”) with VIEs and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

Agreements that provide the Group effective control over the VIEs include:

Power of Attorney:

Pursuant to the power of attorney signed between each of the shareholders of the VIEs and the WFOE, each shareholder irrevocably appointed the WFOE as its attorney-in-fact to exercise on each shareholder’s behalf all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The shareholders cannot revoke the authorization and entrustment as long as the shareholders remain a shareholder of the VIEs. The power of attorney will remain in force as long as the shareholders remain shareholders of the VIEs.

Executive Call Option Agreements:

Pursuant to the exclusive call option agreement entered into between each of the shareholders of the VIEs and the WFOE, the shareholders irrevocably granted the WFOE a call option to request the shareholders to transfer or sell any part or all of its equity interests in the VIEs, to the WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the higher of Renminbi 1 or the minimum price required by PRC law or an amount equal to the registered capital contributed by the relevant shareholder. Without the WFOE’s prior written consent, the VIEs and their shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form.

Equity Pledge Agreements:

Each shareholder of the VIEs has also entered into an equity pledge agreement with the WFOE, pursuant to which each shareholder pledged his/her interest in the WFOE to guarantee the performance of obligations of the WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and power of attorney. If the VIEs or any of the shareholders breach their contractual obligations, the WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the shareholders shall, without the prior written consent of the WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. This agreement is not terminated until all of the agreements under the power of attorney, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.

Exclusive Business Cooperation Agreements:

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and the VIEs, the WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Basis of Consolidation (Continued)

VIE’s total consolidated profit, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from the WFOE.

Spouse Consent letters:

The spouse of each shareholder of the VIEs has entered into a spouse consent letter to acknowledge that he or she consents to the disposition of the equity interests held by his or her spouse in the VIEs in accordance with the exclusive option agreement, the power of attorney and the equity pledge agreement regarding the VIE structure described above, and any other supplemental agreement(s) may be consented by his or her spouse from time to time. Each such spouse further agrees that he or she will not take any action or raise any claim to interfere with the arrangements contemplated under the above mentioned agreements. In addition, each such spouse further acknowledges that any right or interest in the equity interests held by his or her spouse in the VIEs do not constitute property jointly owned with his or her spouse and each such spouse unconditionally and irrevocably waives any right or interest in such equity interests.

These contractual arrangements allow the Company, through its WFOE, to effectively control the VIEs, and to derive substantially all of the economic benefits from them. Accordingly, the Company has consolidated the financial results of the VIEs.

The Group believes that the contractual arrangements with the VIEs are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the wholly-owned subsidiaries of the Group and the VIEs;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter, discontinue or restrict its operations;

•	restrict or prohibit the Group’s ability to finance its operations;

•	place restrictions on the Group’s right to collect revenues;

•	shut down the Group’s servers or blocking the Group’s app/websites; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in the deconsolidation of the VIEs in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIEs to honor their contractual arrangements with the Group. These

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Basis of Consolidation (Continued)

contractual arrangements are governed by PRC laws and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2018	December 31, 2019
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	70,113	419,517
Restricted cash	154,095	315,056
Accounts receivable	105,172	252,499
Contract assets	89,074	617,688
Other current assets	82,406	270,567

Total current assets	500,860	1,875,327

Non-current assets
Intangible assets, net	11,982	14,276
Other non-current assets	10,499	28,089

Total non-current assets	22,481	42,365

Total assets	523,341	1,917,692

LIABILITIES
Current liabilities
Insurance premium payables	165,983	320,237
Deferred revenue	34,383	21,670
Accrued expenses and other current liabilities	167,038	428,840
Other current liabilities	21,757	9,040

Total current liabilities	389,161	779,787

Total non-current liabilities	24,528	173,390

Total liabilities	413,689	953,177

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(b)	Basis of Consolidation (Continued)

	Year Ended	Year Ended
	December 31, 2018	December 31, 2019
	RMB	RMB
Net revenue	238,149	1,510,965
Net (loss)/income	(173,800)	20,477
Net cash used in operating activities	(216,114)	(381,917)
Net cash provided by investing activities	64,011	75,528
Net cash provided by/(used in) financing activities	19,110	(19,190)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Mutual Aid Platform:

The Group, as a manager and a fiduciary of the plan, operates a mutual aid platform, which consist of several mutual aid plans that provide its participants with health protection against different types of illnesses.

The Group does not consolidate the plans as it has determined that those plans do not meet the definition of a legal entity. The plans require contributions from its participants which accumulate and serve as a reserve pool of protection. Contributions from participants are not recorded in the Group’s consolidated balance sheets as they are maintained in a custodian account, separated from the Company’s own bank accounts and cannot be used for any other purposes other than to reimburse the related medical expenses of the participants.

(c)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in the consolidation of the VIEs, revenue recognition, determination of uncertain tax positions, realization of deferred tax assets, valuation of ordinary shares, and valuation of share-based compensation arrangements. Actual results could differ from such estimates.

(d)	Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive loss and consist of two components: net loss and other comprehensive income/(loss) (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which the functional currency is other than the RMB which is the reporting currency of the Group, and unrecognized gains

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(d)	Comprehensive Income and Foreign Currency Translation (Continued)

and losses from available for sale investments, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into RMB at period-end exchange rates, and revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the RMB (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

(e)	Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars (“US$” or “USD”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7896, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

(f)	Reclassification Correction

Subsequent to the issuance of the Company’s 2018 and 2019 consolidated financial statements, the Company determined that RMB 5,858 and RMB 18,191 of cloud services and server usage charges and payroll expenses that related to the operational support of the Company’s insurance marketplace platform and its medical crowdfunding platform, were improperly included in research and development expense, for the years ended December 31, 2018 and 2019, respectively. As a result, the Company’s previously reported research and development expenses, sales and marketing expenses and operating costs were corrected from amounts previously reported in the accompanying consolidated financial statements for the years ended December 31, 2018 and 2019. These adjustments only represent reclassifications within operating expenses and have no impact on the Company’s operating revenue, total operating expenses and net loss for the years ended December 31, 2018 and 2019.

The following table summarizes the effects of the correction on the consolidated financial statements for the period reported:

Consolidated Statements of Comprehensive Loss for years ended	As previously reported	Adjustment	As corrected
December 31, 2018
Operating costs	42,027	3,905	45,932
Sales and marketing expenses	182,990	1,953	184,943
Research and development expenses	75,054	(5,858)	69,196
December 31, 2019
Operating costs	279,183	12,127	291,310
Sales and marketing expenses	1,050,430	6,064	1,056,494
Research and development expenses	232,837	(18,191)	214,646

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(g)	Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

(h)	Restricted Cash

Restricted cash mostly include premiums received from certain insured collected by the Group in a fiduciary capacity until disbursed to the appropriate insurance companies and amounted to RMB 149,095 and RMB 310,056 as of December 31, 2018 and 2019. Restricted cash also included guarantee deposits required by China Banking and Insurance Regulatory Commission (“CBRIC”) in order to protect from insurance premium appropriation by the insurance broker and guarantee deposit related to short-term borrowings and foreign exchange settlement contracts.

(i)	Short-term Investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year, and available for sale investments in debt securities that do not have a quoted market price in an active market. Available for sale investments are carried at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income/(loss).

(j)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable mainly represent brokerage commission fees and technical service fees receivable from insurance companies. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group determines the allowance based on historical write-off experience. The Group reviews its allowance for doubtful accounts regularly.

(k)	Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•

Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(k)	Fair Value Measurement (Continued)

valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

(l)	Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, available for sale investments, accounts receivable, other receivable, short-term borrowing, insurance premium payables, share-based compensation liabilities, other current liabilities and amount due from/to related parties. As of December 31, 2019 and 2018, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, other receivable, short-term borrowing, insurance premium payables, other current liabilities and amount due from/to related parties approximated their fair values due to the short term maturities of those instruments. Available for sales investments and share-based compensation liabilities are recorded at fair value in the consolidated financial statements.

(m)	Property, Equipment and Software, Net

Property, equipment and software are stated at cost. Depreciation is calculated using the straight line method over the following estimated useful lives, taking into account the residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	5 years	5%
Computer and electronic equipment	3 years	5%
Leasehold improvements	shorter of remaining lease period and estimated useful life	Nil
Software	10 years	Nil

(n)	Intangible Assets, Net

Intangible assets with an indefinite useful life represent the insurance broker license and insurance adjusting license. Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group measures the carrying amount of intangible assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2018 and 2019.

(o)	Asset Acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(o)	Asset Acquisition (Continued)

generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

(p)	Long-Term Investments

The Group’s long-term investments consist of equity securities without readily determinable fair value and equity method investments.

i. Equity securities without readily determinable fair value

In January 2018, the Group adopted Accounting Standards Update (‘‘ASU’’) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and elected to account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Group did not record an impairment on its equity securities without readily determinable fair value during the years ended December 31, 2018 and 2019.

ii. Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. The Group also uses the equity method of accounting for its investments in variable interest entity where the Group is not considered the primary beneficiary but holds significant influences. Under the equity method of accounting, the Group’s share of the earnings or losses of the investee company, impairments, and other adjustments required by the equity method are reflected in “share of results of equity method investee” in the consolidated statements of comprehensive loss.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment on its equity method investments during the years ended December 31, 2018 and 2019.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(q)	Short-Term Borrowings

Short-term borrowings represent the Group’s borrowings from commercial banks for the Group’s working capital. Short-term borrowings includes borrowings with maturity terms shorter than one year.

(r)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected from insured on behalf of insurance companies but not yet remitted to the insurance companies as of the balance sheet dates.

(s)	Share-Based Compensation

Equity classified stock potion awards

Share-based payment transactions with employees and management, such as share options, are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses over the requisite service period of the award using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date fair value of the options that are vested at that date. The Group elects to recognize forfeitures when they occur.

Liability-classified stock option awards

Awards accounted for under ASC 718—Compensation—Stock Options (“ASC 718”), with a repurchase feature that is probable for the grantor to prevent the grantee from bearing the risks and rewards for a reasonable period of time from the date the options vested, are required to be classified as liabilities. Upon termination of a grantee’s continuous services within the vesting period, the Group has a right (but not the obligation) to repurchase the vested options at a price no more than the fair value of the awards. As such, it is probable that Group would prevent the grantee from bearing the risks and rewards for a reasonable period of time from the date the options were vested.

Upon an employee’s termination, the Group reclassifies any vested awards held by the employees into liability as the repurchase price is below fair value. The Group subsequently measures the liability awards at fair value at each reporting date until the date of settlement, with changes in fair value recognized as compensation expense

(t)	Revenue recognition

Insurance Brokerage Services

The Group provides insurance brokerage services distributing various health and life insurance products on behalf of insurance companies (its customers). As an agent of the insurance company, the Group sells insurance policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the insured. The Group has identified its promise to sell insurance policies on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The Group also provides policyholder inquiry (call center) services which is considered administrative in nature that transfers minimal benefit to the customer. Additionally,

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(t)	Revenue recognition (Continued)

certain contracts with insurance companies include a promise to provide certain services to the insurance company such as information gathering and payment collection. The Group has concluded that such services are immaterial in the context of the contract. The Group accrues the costs of providing such services when the related revenue is recognized (i.e., upon the effective date of the policy).

The term for short-term health insurance products sold by the Group is typically 12 months, while the term for long-term health and life insurance products sold by the Group typically ranges from 6 to 30 years. The insurance company pays the Group a commission either upfront or in monthly or annual instalments based on the underlying cash flows of the insurance policy (i.e., payments of the related premiums for the insurance policy purchased). The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g., policy changes or cancellations).

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on historical experience regarding premium retention and assumptions about future customer behaviour and market conditions. Such estimates are ‘constrained’ in accordance with ASC 606. That is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

Beginning in November 2019, for certain long-term insurance products sold, the Group is also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage. As the consideration for the bonus is contingent on the occurrence (or nonoccurrence) of a future event, the bonus represents variable consideration. Consistent with the policy described above, the Group uses the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.

Management of Mutual Aid Platform

The Group, as a manager and a fiduciary of the plan, operates a mutual aid platform, which consist of several mutual aid plans that provide its members with health protection against different types of critical illnesses.

Prior to March 2019, the Group provided plan managing services free of charge. Beginning in March 2019, the Group charges a management fee calculated as a fixed percentage of each approved payout. The Group’s managing services primarily comprises daily payout processing activities that are substantially the same and have the same pattern of transfer to the customer. As such, the Group has identified a single performance obligation, a series of distinct services, related to the mutual aid platform managing services in its contracts, which is satisfied overtime. The transaction price represents variable consideration in its entirety. The Group has determined that the variable consideration relates specifically to the Group’s efforts to perform and transfer payout processing services during the period, which are distinct from the services the Group provides in other periods. Therefore, as the payout processing services are performed, the variable consideration earned during the period is allocated to those services and recognized in the period control transfers.

Participants also have a choice to upgrade their plan. The upgraded plan provides them with additional protection and further reimbursements if the illness is cancer-related and the payout from the basic plan is insufficient. Under this plan, the Group also assigns a dedicated service representative to the participant during

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(t)	Revenue recognition (Continued)

the membership period. The Group charges an annual membership fee at the beginning of each period. The Group determined that the nature of the membership service is a stand-ready obligation to provide management services to the members of this plan as well as continuous and dedicated customer service representatives and accordingly, the Group recognizes the membership fee ratably over the membership period after the waiting period, described below, ends.

Both the basic and the upgraded mutual plans include a waiting period before any new member can submit a claim for reimbursements. During that period, any membership fee received from the upgraded plan is refundable and is recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

Technical Services

The Group provides various technical services to certain insurance companies through its customer relationship management system and customer behavioural analysis system. Under these arrangements, the Group provides customer relationship maintenance, customer complaint management and claim review services for insurance company. The Group has identified itself as a principal in these transactions. Consideration received for technical services reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue is recognized over time as the insurance carriers are simultaneously receiving and consuming the benefits of those services.

As part of the technical services offering, the Group also provides marketing services to certain insurance companies on its various website channels and mobile apps, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites or mobile apps. The Group recognizes revenues from pay for performance marketing services based on effective clicks, and recognizes revenues from display advertising services based on the number of articles published or the number of times that the advertisement has been displayed. Revenues from both types of transactions are recorded at a point in time when the performance obligation to deliver those marketing services is satisfied.

Other Revenues

Other revenues mainly include commission revenue from online sale of agriculture products and health products, and other service revenues on behalf of third-party merchants. The Group’s performance obligation under these contracts is to arrange for the provision of the specified goods or services by those third-party merchants. Revenue is recognized for the net amount of consideration the Group is entitled to retain in exchange for its services at a point in time when its performance obligation to facilitate an online sale through its platform is satisfied.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(t)	Revenue recognition (Continued)

Disaggregation of revenues

The following table provides further disaggregation by types and timing of revenues recognized in 2018 and 2019.

	Year Ended December 31, 2018	Year Ended December 31, 2019
	RMB	RMB
Operating revenue
Insurance brokerage income
Short-term insurance brokerage income	120,635	1,134,984
Long-term insurance brokerage income	1,510	173,192
Subtotal	122,145	1,308,176

Management fee income	47,123	142,683
Technical service income	59,094	51,705
Other revenues	9,787	8,401

Total	238,149	1,510,965

Deferred Revenue

As of December 31, 2019 and 2018, the Group’s deferred revenue amounted to RMB 34,383 and RMB 21,670 and related to the membership service fees received for the Group’s upgraded mutual plan for which revenue recognition criteria have not been met. The Group recognized as revenue its entire deferred revenue balance as of December 31, 2018 and 2019 the following year.

Value Added Tax

The Group is subject to Value Added Taxes (“VAT”) at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small scale taxpayer, and the related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB 17,547 and RMB 71,276 for the years ended December 31, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Value added tax recoverable represents amounts paid by the Group for purchases. The amounts were recorded as current assets considering they are expected to be deducted from future value added tax payables arising on the Group’s revenues which it expects to generate in the future.

Contract assets

Contract assets are recorded for arrangements when the Group has provided the insurance brokerage services but for which the related payments are not yet due. Contract assets are attributable to the brokerage commission that is contingent upon the future premium payment of the policy holders and retention based bonus.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(t)	Revenue recognition (Continued)

Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. When contract assets are assessed for impairment, the Group uses estimates based on the historical experience. The historical data is adjusted on the basis of the relevant observable data that reflects current economic conditions.

Contract assets as of December 31, 2018 and 2019 are as follows. The increase in contract assets balance is primarily due to the substantial growth in insurance brokerage service business. The contract asset balance as of December 31, 2019 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the year ended December 31, 2018.

	December 31, 2018	December 31, 2019
	RMB	RMB
Contract assets	89,074	617,688
Less: Allowance for loss for contract assets	—	—

Total	89,074	617,688

(u)	Operating cost

Operating costs primarily consist of (i) payroll and related expenses for insurance agents, consultants and employees involved in the payout investigation function for mutual aid plans and customer service personnel, (ii) payout investigation cost of mutual aid plans, which is in the form of service fees paid to third-party investigation companies, (iii) transaction fees charged by third-party payment platforms related to insurance brokerage service and management of mutual aid plan, and (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the associated expenses of facilities and equipment, such as depreciation expenses, rental and others attributed to the Group’s principal operations.

(v)	Sales and Marketing Expenses

Sales and marketing expenses primarily consist of (i) marketing expenses for user acquisition and brand building, (ii) payroll and related expenses for employees involved in selling and marketing functions, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others, and (iii) promotional rewards to policy holders, which mainly include gift insurance products, medical green channel services and gift physical examination services.

In order to attract new users, promote services, improve users’ activities as well as expand the overall coverage and participation of users on its platform, the Group conducts user promotions through different types of incentives including the gift insurance products, medical green channel services and gift physical examination services. Such marketing and promotion benefits are given to users for free and are recorded in sales and marketing expenses.

(w)	Research and Development Expenses

Research and development expenses primarily consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement, (ii) charges for the usage of the server and cloud service incurred to support research, design and development activities by research and

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(w)	Research and Development Expenses (Continued)

development personnel, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The Group has expensed all research and development expenses when incurred.

(x)	Taxation

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(y)	Net Loss Per Share

Basic net loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if converted basis. The Group determined that the nonvested restricted shares owned by the Founder are participating securities as the holder of these nonvested restricted shares have nonforfeitable rights to receive dividends with all ordinary shares but these nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s loss. Accordingly, the Group uses the two-class method, whereby undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares and nonvested restricted shares owned by the Founder are not contractually obligated to share the loss.

Diluted net loss per ordinary share reflects the potential dilution that would occur if securities were exercised or converted into ordinary shares. The Group has participating convertible redeemable preferred shares, restricted shares and share options which could potentially dilute basic net loss per ordinary share in the future. Diluted net loss per ordinary share is computed using the two-class method or the as-if-converted method, whichever is more dilutive.

(z)	Leases

The Group leases offices in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets (“ROU”) on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own . The Group

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(z)	Leases (Continued)

measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

(aa)	Significant Risk and Uncertainties

Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of RMB 170,765, and RMB 902,545, which were denominated in RMB at December 31, 2018 and 2019, respectively, representing 45.80% and 69.74% of the cash and cash equivalents at December 31, 2018 and 2019, respectively.

Concentration of Credit Risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Year Ended December 31,
	2018		2019
	RMB	%	RMB	%
Customer A	103,447	43.44%	667,376	44.17%
Customer B	51,591	21.66%	75,652	5.01%
Customer C	—	—	331,533	21.94%

	155,038	65.10%	1,074,561	71.12%

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows:

	As of December 31,
	2018		2019
	RMB	%	RMB	%
Customer A	118,464	60.99%	426,699	49.04%
Customer B	71,879	37.00%	52,769	6.06%
Customer C	—	—	211,956	24.36%

	190,343	97.99%	691,424	79.46%

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(aa)	Significant Risk and Uncertainties (Continued)

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group has not been exposed to material risks due to changes in market interest rates as the borrowings held by the Group all bear interest at a fixed interest rate.

(bb)	Recent Accounting Pronouncements Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. In August 2015, the FASB issued ASU 2015-14, which delays the effective date of the new revenue standard by one year for all entities. For non-public entities, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Group has early adopted Topic 606 on January 1, 2018 using the full retrospective approach.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The standard is effective on January 1, 2019, with early adoption permitted, for public business entities that are SEC filers and it is effective on January 1, 2020 for non-issuers and public business entities that meet the definition solely because their financial statements or financial information is included in a filing with the SEC. In July 2018, the FASB issued ASU 2018-11 that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-02 to be January 1, 2021 for non-issuers.

The Group early adopted Topic 842 on January 1, 2018 using the modified retrospective transition approach under ASU 2018-11. The Group elected the practical expedient package to not reassess prior conclusions related to

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(bb)	Recent Accounting Pronouncements Adopted (Continued)

contracts containing leases, lease classification, and initial direct costs for any existing leases and the Group elected not to record on the balance sheets leases with an initial term of twelve months or less. Upon adoption, the Group recognized right-of-use assets of RMB12,460 and total lease liabilities (including current and non-current) of RMB11,197 on the consolidated balance sheets as of January 1, 2018 for operating leases related to office space. The difference between the right-of-use assets and lease liabilities at adoption resulted from the reclassification of prepaid or accrued rent to right-of-use assets. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows, and the adoption of Topic 842 did not result in a cumulative-effect adjustment to retained earnings. Further information is disclosed in Note 20.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), which simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for an issuer’s annual or any interim goodwill impairments tests in fiscal years beginning after December 15, 2019 and will require adoption on a prospective basis. Public business entities that are not SEC filers should adopt the standard in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit organizations, should adopt the standard in fiscal years beginning after December 15, 2021. Early adoption is permitted. The Group early adopted this ASU 2017-04 during the year ended December 31, 2019 and the adoption did not have a material impact on its consolidated financial statements.

(cc)	Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group will adopt

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies (Continued)

(cc)	Recent Accounting Pronouncements Not Yet Adopted (Continued)

this ASU on January 1, 2020 and the Group does not expect material impact on its consolidated financial statements at the date of adoption.

3.	Acquisitions

Asset acquisitions

In 2019, the Group entered into purchase agreements with two companies to acquire 100% and 99.98% of their respective equity ownership for a total cash consideration of RMB4,308. One company holds an insurance brokerage license and the other holds an insurance adjusting license.

The Company evaluated the acquisition of the purchased assets under ASC 805—Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.

The purchase price of the assets are as follows:

Cash	437
Brokerage licenses	2,576
Insurance adjusting license	2,293
Total assets acquired	5,306
Deferred tax liabilities	(998)
Total liabilities assumed	(998)
Net assets acquired	4,308

The Company recognized any excess consideration transferred over the fair value of the net assets acquired on a relative fair value basis to the identifiable net assets. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant quoted market prices and relevant information.

Business acquisition

In 2019, the Group completed a business combination to complement its existing businesses. Total cash consideration transferred for the acquisition amounted to RMB 1,811, which was net of cash acquired of RMB 1. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB 341 and RMB nil, respectively. Goodwill recognized in these acquisitions amounted to RMB1,471, which was primarily attributable to the synergies expected to be achieved from this acquisition.

4.	Accounts Receivable

Accounts receivable by the Group consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	105,172	252,499
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	105,172	252,499

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	Prepaid Expense and Other Assets

Prepaid expense and other assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Fund receivable from external payment network providers(1)	58,465	137,266
Advances to suppliers	7,596	52,157
Deposits(2)	5,174	21,088
Value-added tax recoverable	5,849	18,022
Others	3,944	6,800

Total	81,028	235,333

(1)

The Group opened accounts with external online payment service providers to collect and transfer insurance premiums to insurance companies, as well as to collect donor’s donation and mutual aid funds prior to transferring them to custodian bank. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of donation, mutual aid fund received at the balance sheet date, which were subsequently transferred to the Group’s bank accounts or custodian accounts if they related to donor’s donations. The balance also includes insurance premium collected by the Group on behalf of insurance companies but not yet transferred to the insurance companies deposited in accounts of external online payment service providers. The amount were settled shortly after year end.

(2)	Deposits mainly include rent deposits and deposits to third-party vendors.

6.	Fair Value of Assets and Liabilities

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2019	Level 1	Level 2	Level 3	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Available for sale investments	—	60,278	—	60,278

Total Assets	—	60,278	—	60,278

Liabilities
Share-based compensation liabilities	—	—	3,153	3,153

Total Liabilities	—	—	3,153	3,153

The Group calculated the estimated fair value of its available for sales investments as of December 31, 2019 using alternative pricing sources and models with market observable inputs. Accordingly, the Group classifies the valuation techniques that use these inputs as Level 2 measurement.

The Group calculated the estimated fair value of the share options as of December 31, 2019 using the Black-Scholes pricing model with the assistance from an independent valuation firm, with the significant unobservable

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Fair Value of Assets and Liabilities (Continued)

inputs further disclosed below. The Group classified the valuation technique that use these inputs as Level 3 measurement.

Significant Unobservable Inputs

Financial instrument	Unobservable Input	December 31, 2019 Range of Inputs Weighted-Average
Share-based compensation liabilities	Risk free rate of interest	2.77%
	Volatility	23.4%
	Dividend yield	—
	Life of options (years)	4.24
	Fair value of underlying ordinary shares	$0.17

7.	Property, Equipment and Software, Net

Property, equipment and software, net, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Computer and electronic equipment	4,622	13,644
Office furniture and equipment	129	248
Leasehold improvements	3,871	10,426
Software	956	6,034

Total	9,578	30,352
Less: accumulated depreciation	(2,276)	(8,963)

Property, equipment and software, net	7,302	21,389

Depreciation expenses for the years ended December 31, 2018 and 2019 were RMB 1,983 and RMB 6,687, respectively. No impairment for property, equipment and software was recorded for the years ended December 31, 2018 and 2019.

8.	Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Brokerage licenses	11,982	14,558
Insurance adjusting license	—	2,293

Total	11,982	16,851

Less: impairment	—	—

Intangible assets, net	11,982	16,851

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

9.	Long-Term Investments

	Equity securities without readily determinable fair value	Equity Method	Total
	RMB	RMB	RMB
Balances at January 1, 2018	1,284	944	2,228
Additions	500	—	500
Share of results of equity method investee	—	(54)	(54)

Balances at December 31, 2018	1,784	890	2,674

Additions	2,089	—	2,089
Share of results of equity method investee	—	(29)	(29)

Balances at December 31, 2019	3,873	861	4,734

Equity Securities Without Readily Determinable Fair Value

As of December 31, 2018 and 2019, the Group held investment in equity securities without readily determinable fair value. No observable price changes were noted during the years ended December 31, 2018 and 2019. Each of the investment is immaterial individually.

Equity Method

As of December 31, 2018 and 2019, the Group’s investments accounted for under the equity method was RMB 890 and RMB 861 respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

10.	Short-Term Borrowings

	As of December 31,
	2018	2019
	RMB	RMB
Bank borrowings	19,140	—

During the year ended December 31, 2018, the Group obtained short-term borrowings from a commercial bank to support its operation. The borrowings bear interest rate of 6.5%. The loan was secured by the Company’s cash deposit as disclosed in note 2 (g). The loan was fully repaid in 2019.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

11.	Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Accrued marketing and selling expenses(1)	1,247	166,032
Payable related to mutual aid plans and medical crowdfunding(2)	80,049	127,054
Payroll and welfare payable	34,995	115,231
Tax payable	3,739	7,669
Payable related to services fee	12,807	26,922
Share-based compensation liabilities	—	3,153
Advance from customer(3)	41,380	32,142
Others	7,636	18,327

Total	181,853	496,530

(1)	Amount represents the accrued channel cost and marketing expense payable to third-party companies.
(2)

Amount represents the fund collected through the third-party external payment network providers that have not transferred to the custodian bank. See note 5 for disclosure related to fund receivable from third-party external payment network providers.

(3)

Amount represents the membership fee received from the participants related to the upgraded mutual aid plan. The amount is refundable during the initial waiting period and recorded as advance from customers.

12.	Segment Information

The Group’s chief operating decision maker is the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

Substantially all of the Group’s revenues for the years ended December 31, 2018 and 2019 were generated from the PRC.

As of December 31, 2018 and 2019, respectively, all of the long-lived assets of the Group were located in the PRC.

13.	Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 19,896 and RMB 75,004 for the years ended December 31, 2018 and 2019, respectively.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shen Peng	Chief Executive Officer and the Founder
Tianjin Shuidibao Technology Partnership (Limited Partnership) (“Tianjin Shuidibao”)	Entity controlled by the Founder
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Shareholder of the Group

Detail of related party balances and transactions as of and for the years ended December 31, 2018 and 2019 are as follows:

(1)	Service provided by related parties:

	Year ended December 31,
	2018	2019
	RMB	RMB
Payment processing fee to Tencent Group(1)	64,365	77,898
Cloud technology services from Tencent Group	7,603	15,047
Weixin content saving services from Tencent Group	—	100

Total	71,968	93,045

(2)	Amount due from related parties:

	As of December 31,
	2018	2019
	RMB	RMB
Shen Peng	1,050	1,700
Tianjin Shuidibao	592	20
Others	62	71

Total	1,704	1,791

As of December 31, 2019, the balance of amount due from related parties represents loans provided to the CEO of the Company or entities controlled by the CEO. All the loans have been collected by the Company subsequent to December 31, 2019.

(1)

The Company entered into a series of agreements with Tencent Group in 2016. The Company uses Tencent Group as its payment processing platform to collect cash from insurance policy holders, users of its mutual aid plan, and users on its medical crowdfunding platform. Tencent Group charges service fee for each transaction processed.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Related Party Balances and Transactions (Continued)

(3)	Amount due to related parties:

	As of December 31,
	2018	2019
	RMB	RMB
Cloud technology services from Tencent Group	2,387	5,058

Total	2,387	5,058

15.	Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

The Company’s subsidiaries, consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%.

Composition of Income Tax Expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss during the year ended December 31, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2018	2019
	RMB	RMB
Current income tax expense	244	181
Deferred income tax expense	21,259	142,347

Income tax expense	21,503	142,528

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (Continued)

Tax Reconciliation

Reconciliation between the income tax expense computed by applying the Enterprise Income Tax (“EIT”) tax rate to income before income taxes and actual provision were as follows:

	For the Year Ended December 31,
	2018	2019
	RMB	RMB
Loss before income tax	(187,637)	(178,978)
Tax benefit at EIT tax rate of 25%(1)	(46,909)	(44,745)
Expenses not deductible for tax purposes	12,907	23,199
Research and development super deduction	(5,398)	(10,343)
Utilization of tax losses from the prior period	(942)	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	574	376
Changes in valuation allowance	61,271	174,041

Income tax expense	21,503	142,528

(1)

The Group’s major operations during the years ended December 31, 2018 and 2019 were conducted in PRC, and thus all losses were attributable to the Group’s operations in the PRC (or foreign operation). Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the years ended December 31, 2018 and 2019.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (Continued)

Deferred Tax Assets and Deferred Tax Liabilities

The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Deductible advertising expenses exceeding the tax limit(2)	2,371	45,605
Accrued expenses	1,096	6,649
Other deductible expenses exceeding the tax limit(2)	307	342
Operating loss carry forward	69,011	199,855
Less: valuation allowances	(71,776)	(245,817)

Total deferred tax assets	1,009	6,634

Deferred tax liabilities
Intangible assets	2,995	3,994
Contract assets	22,269	154,421
Advance from customer	—	15,820

Total deferred tax liabilities	25,264	174,235

Net deferred tax liabilities	24,255	167,601

Movement of Valuation Allowance

	As of December 31,
	2018	2019
	RMB	RMB
Balance at the beginning of the year	10,505	71,776
Additions	61,271	174,041

Balance at end of the year	71,776	245,817

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent

(2)

Deferred income tax assets are recognized for advertising expenses and other deductible expenses that exceeds the tax deduction limit in a particular tax year to the extent that the realization of the related tax benefits through future taxable profits is probable. Advertising expenses carry-forwards are permanently available for use by the Group. Other deductible expenses (mainly charitable donations) carry forwards generally expire within 3 years.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Income Taxes (Continued)

losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.

As of December 31, 2018 and 2019, the Group had net operating loss carry forward of approximately RMB 278,339 and RMB 876,841, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of December 31, 2019, all of the net operating loss carryforwards will expire in the years 2020 to 2024.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of December 31, 2019, the PRC subsidiaries’ 2015 to 2019 tax returns remain open to examination.

Uncertain Tax Positions

The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2018, and 2019.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2018 and 2019. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2019.

16.	Ordinary Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 10,000,000,000 ordinary shares with a par value of US$0.000005 per shares. As of December 31, 2018 and 2019, the Company has 1,203,526,000 shares issued and outstanding. Each ordinary share is entitles to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Ordinary Shares (Continued)

On March 28, 2019, the Company effected a 1-to-2 share split of the Company’s shares. Upon effectiveness of the share split, every share of the Company’s authorized, issued and outstanding ordinary shares, par value of $0.00001 per share was split into two authorized, issued and outstanding ordinary shares, par value of $0.000005 per share. All share and per share information has been retrospectively adjust to reflect the share split.

17.	Convertible Redeemable Preferred Shares

In July 2016, Zongqing Xiangqian issued 16% of Pre-A equity interest with preferential features to certain third party shareholders for a net cash consideration of US$5.9 million (equivalent to RMB39.7 million), which is net of issuance cost amounting to US$49.9 thousand (equivalent to RMB0.3 million).

In March 2017, Zongqing Xiangqian issued 18% of A equity interest with preferential features to certain third party shareholders for a net cash consideration of US$14.0 million (equivalent to RMB96.5 million), which is net of issuance cost amounting to US$69.1 thousand (equivalent to RMB0.5 million).

In August and December 2017, Zongqing Xiangqian issue 8% of A+ equity interest with preferential features to certain third party shareholders for a net cash consideration of US$9.5 million (equivalent to RMB62.9 million), which is net of issuance cost amounting to US$15.2 thousand (equivalent to RMB0.1 million).

During 2018, the Company repurchased 0.39% equity interest with Series A+ preferential features from a third-party investor. Any cash paid in excess of fair value of the preferred shares was recorded as deemed dividend.

As part of the Reorganization disclosed in Note 1, investors exchanged all of their Series Pre-A, A, and A+ equity interest in Zongqing Xiangqian into the equivalent Series Pre-A, A and A+ convertible redeemable preferred shares of the Company. The terms of the Series Pre-A, A and A+ effectively mirrored those of the Series Pre-A, A and A+ equity interesting. As this transaction represented an exchange as opposed to an extinguishment of preferred shares, only an increase in fair value required accounting. The Company calculated the increase in fair value of the Series Pre-A, A and A+ shares compared to the initial Series Pre-A, A and A+ equity interest and concluded that the increase was insignificant.

In November 2018, the Group issued 352,107,646 Series B preferred shares to certain third party shareholders for a net cash consideration of US$61.0 million (equivalent to RMB420.4 million), which is net of issuance cost amounting to US$0.4 million (equivalent to RMB2.5 million). The Group received payment amounting to US$50.5 million (equivalent to RMB348.2 million) during the year ended December 31, 2018 and received the remaining amount in 2019. The Group recorded the unpaid amount as subscription receivable under Mezzanine equity in its consolidated balance sheet as at December 31, 2018.

In March 2019, the Group issued 542,794,072 Series C preferred shares to certain third party shareholders for a net cash consideration of US$147.5 million (equivalent to RMB993.8 million), which is net of issuance cost amounting to US$2.5 million (equivalent to RMB16.9 million).

In October 2019, the Group issued 170,632,018 Series C+ preferred shares to certain third party shareholders for a net cash consideration of US$60.3 million (equivalent to RMB426.0 million), which is net of issuance cost amounting to US$0.2 million (equivalent to RMB1.2 million).

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Convertible Redeemable Preferred Shares (Continued)

The convertible redeemable preferred shares issued by the Company carry the following rights:

Voting Right

The holders of preferred shares may vote at general meetings of the Company in the same manner as holders of ordinary shares on an as-converted basis and not as a separate class.

Redemption

Redemption condition for convertible redeemable preferred shares:

The convertible redeemable preferred shares are redeemable in the event of the Company fails to complete a qualified IPO before March 28, 2024;

The redemption price of the investor of Series C and Series C+ is the investment amount of the investors plus the annual rate of return on compound interest of 10% per annum. The redemption price of the investor of Series pre-A, Series A, Series A+ and Series B is the investment amount of the investors plus the internal rate of return of compound interest of 8% per annum.

Dividends Rights

The convertible redeemable preferred shareholders shall be entitled to receive a preferential dividend equal to a simple interest rate of at least 6% per annum of the applicable subscription price per share, when, as and if declared by the shareholders holding more than two-thirds of the voting power. The preferred dividend is non-cumulative.

Conversion

Each holder of preferred shares have the right to convert any or all of its preferred shares into ordinary shares at the quotient of subscription price per share of the preferred shares, resulting in an initial conversion ratio for the preferred shares to ordinary shares of 1:1. In addition, all outstanding preferred shares shall be automatically converted into ordinary shares prior to the consummation of a qualified initial public offering (“Qualified IPO”).

Liquidation

If a liquidation event occurs, distributions to the shareholders of the Group shall be made in the following manner:

First, the Company shall pay to the holders of Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares then outstanding, prior to and in preference of any payments to holders of ordinary shares and all other holders of share capital of the Company, the aggregate of: (i) the subscription price per share and annual compound interest calculated at twelve percent (12%) per annum on the subscription price per share; and (ii) all accrued but unpaid, or declared but not distributed dividends with respect to each Preferred Share (“First Liquidation Preference”). The liquidation preference is exercised in the sequence of Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares, and Series A preferred shares.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Convertible Redeemable Preferred Shares (Continued)

Second, (a) following the full payment of the First Liquidation Preference in respect of the Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares, to the extent that there are any assets of the Company and its subsidiaries legally available for distribution, the holders of Series Pre-A preferred shares shall, in priority over holders of ordinary shares, be entitled to be paid by the Company an amount represented by 120% of the subscription price per share plus all declared and unpaid dividends with respect to each Series Pre-A preferred shares (the “Second Liquidation Preference”).

Third, (a) following the full payment of the First Liquidation Preference in respect of Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares and the Second Liquidation Preference in respect of Series Pre-A preferred shares, to the extent that there are any assets of the Company and its subsidiaries legally available for distribution, the angel shareholders shall be entitled to be paid the liquidation preference as follows: (i) Maple Ocean L.P. shall be entitled to be paid an amount equal to the sum of RMB5.6 million and all declared and unpaid dividends with respect to the shares it holds; and (ii) Light Up Investment Holdings Limited shall be entitled to be paid by the Company an amount equal to the sum of RMB3 million and all declared and unpaid dividends with respect to the shares it holds, (together the “Third Liquidation Preference”).

Fourth, if there are any assets of the Company and its subsidiaries legally available for distribution after the payments as stated above, all holders of preferred shares and ordinary shares then outstanding shall be entitled to participate in the residual assets of the Company and its subsidiaries on a pro rata and as-converted basis.

Accounting for the Convertible Redeemable Preferred Shares

The Company classified the convertible redeemable preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The convertible redeemable preferred shares are recorded initially at fair value, net of issuance costs.

The Group has determined that there was no embedded beneficial conversion feature (“BCF”) attributable to the convertible redeemable preferred shares. In making this determination, the Group compared the initial effective conversion prices of the convertible redeemable preferred shares and the fair values of the Group’s ordinary shares determined by the Group at the issuance dates. The initial effective conversion prices were greater than the fair values of the ordinary shares to which the convertible redeemable preferred shares are convertible into at the issuance dates.

Subsequently, the carrying amount is increased by periodic accretion, using the interest method, so that the carrying amount will equal to redemption amount as of each period end.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Convertible Redeemable Preferred Shares (Continued)

The movement in the carrying value of the preferred shares is as follows:

	Series Pre-A	Series A	Series A+	Series B	Series C	Series C+	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2018	44,532	102,563	64,518	—	—	—	211,613
Issuance of convertible redeemable preferred shares	—	—	—	420,367	—	—	420,367
Subscription receivable related to Series B convertible redeemable preferred shares	—	—	—	(72,201)	—	—	(72,201)
Repurchase of convertible redeemable preferred shares	—	—	(3,000)	—	—	—	(3,000)
Accretion on convertible redeemable preferred shares to redemption value	3,590	8,243	4,929	5,468	—	—	22,230

Balances as of December 31, 2018	48,122	110,806	66,447	353,634	—	—	579,009

Settlement of Series B convertible redeemable preferred shares subscription receivable	—	—	—	72,201	—	—	72,201
Issuance of convertible redeemable preferred shares	—	—	—	—	993,777	426,005	1,419,782
Accretion on convertible redeemable preferred shares to redemption value	3,877	8,902	5,324	34,265	76,981	7,490	136,839

Balances as of December 31, 2019	51,999	119,708	71,771	460,100	1,070,758	433,495	2,207,831

As of December 31, 2019, a summary of convertible redeemable preferred shares is as follows:

Series	Average Issue Price Per Share	Issue Date	Shares Issued	Shares Outstanding as of January 1, 2018	Shares Outstanding as of December 31, 2018	Shares Outstanding as of December 31, 2019	Proceeds from Issuance, net of Issuance Costs	Carrying Amount
	RMB						RMB	RMB
Pre-A	0.17	08/07/2016	241,148,000	241,148,000	241,148,000	241,148,000	39,666	51,999
A	0.29	22/03/2017	334,926,000	334,926,000	334,926,000	334,926,000	96,525	119,708
A+	0.38	30/08/2017	157,896,000	157,896,000	157,896,000	157,896,000	59,900	71,771
B	1.20	02/11/2018	352,107,646	—	352,107,646	352,107,646	420,367	460,100
C	1.86	28/03/2019	542,794,072	—	—	542,794,072	993,777	1,070,758
C+	2.50	28/10/2019	170,632,018	—	—	170,632,018	426,005	433,495

			1,799,503,736	733,970,000	1,086,077,646	1,799,503,736	2,036,240	2,207,831

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-Based Compensation

Restricted Share owned by the Founder

In connection with the issuance of the Pre-A equity interest with preferential features (“Pre-A Equity Interest”) in July 2016, the Founder agreed with the Pre-A Equity Interest shareholders to restrict its equity interest in the Group. All of the Founder’s equity interest in the Group was converted to restricted equity interest subject to repurchase by the Group at a nominal value (the “Founder Restricted Shares”). The Founder Restricted Shares vest in equal and continuous monthly installments starting from July 2016, provided that the Founder remains full-time employee of the Group at the end of such month. In November 2018, immediately prior to the Reorganization, the Group accelerated the vesting of the remaining unvested Founder Restricted Shares.

The share restriction described above was accounted for as a grant of restricted stock award under a stock-based compensation plan. Accordingly, the Group measured the fair value of the Founder Restricted Shares at the grant date and recognized the amount as compensation expense over the service period. Additionally, the acceleration of vesting in November 2018 was accounted for as modification of share-based compensation and the Group recognized the remaining unrecognized share-based compensation expense at that time.

A summary of non-vested Founder Restricted Shares activity for the year ended December 31, 2018 is presented below:

Number of shares
Outstanding at January 1, 2018	523,535,750
Granted	—
Forfeited	—
Vested	523,535,750
Outstanding at December 31, 2018	—

The Group determined that the nonvested Founder Restricted Shares are participating securities as the nonvested Founder Restricted Shares have a nonforfeitable right to receive dividends but do not have a contractual obligation to fund or otherwise absorb the Group’s losses. The weighted-average grant date fair value of the restricted shares is RMB0.05 per share.

For the year ended December 31, 2018, the Group recorded share-based compensation expense of RMB25,306 related to the Founder Restricted Shares.

Share Option

In 2019, the Group adopted the 2018 share incentive plan (the “2018 Plan”), which permits the grant of three types of awards: options, restricted shares, and restricted share units. Persons eligible to participate in the 2018 Plan includes employees and managements of the Group or any of its affiliates, which include the Group’s parent company, subsidiaries and the Group. Upon the adoption of the 2018 Plan, the maximum ordinary shares available for issuance were 62,504,000. According to the resolutions of the board of director in 2019, the Group reserved additional 321,655,746 ordinary shares for the 2018 Plan, and the maximum ordinary shares available for issuance were increased to 384,159,746.

During the year ended December 31, 2019, the Group granted 152,070,550 options under the 2018 Plan with a weighted average exercise prices of US$0.05 (RMB0.37). The term of the option is fixed and does not exceed 10 years from the date of the grant. The options will be vested in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 1 to 4 years.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-Based Compensation (Continued)

The vesting of the share options granted during the year ended December 31, 2019 are only subject to service condition.

The following table sets forth the activities under the Company’s share options for the year ended December 31, 2019:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual life	Weighted Average Grant- date Fair Value	Aggregate Intrinsic Value
		RMB		RMB
Outstanding at December 31, 2018	—	—		—
Granted	152,070,550	0.37		0.63
Exercised	—	—		—
Forfeited	(5,843,750)	0.20		0.66

Outstanding at December 31, 2019	146,226,800	0.38	8.91	0.63	85,927

Exercisable as of December 31, 2019	33,568,775	0.24	7.65	0.63	20,010

The total grant-date fair value of options vested during the year ended December 31, 2019 was RMB21,303.

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

Year ended December 31, 2019
Risk free rate of interest	3.12%-3.42%
Volatility	26%-28%
Dividend yield	—
Exercise multiples	2.2-2.8
Life of options (years)	10
Fair value of underlying ordinary shares	$0.12~$0.15

(1)	Risk free rate of interest

Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)	Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiry of the term.

(3)	Dividend yield

The Company has never declared or paid any cash dividends on the Company’s capital stock, and does not anticipate any dividend payments on the Company’s ordinary shares in the foreseeable future.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Share-Based Compensation (Continued)

(4)	Exercise multiples

The expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.

(5)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

In November 2018, a group of third-party investors purchased 40,582,000 ordinary shares from the CEO and members of the executive management of the Company and paid RMB1.04 per share. The Company recorded RMB22,506 of share-based compensation expense, representing the excess of the purchase price over the fair value of the ordinary share at the time of the transaction.

A summary of share based compensation recognized related to share options granted and ordinary shares transfers is as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Sales and marketing expenses	—	1,927
General and administrative expenses	47,812	17,740
Research and development expenses	—	8,329

	47,812	27,996

As of December 31, 2019, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB 64,949. As of December 31, 2019, such cost was expected to be recognized over a weighted average period of 3.08 years.

Upon the termination of the grantee’s continuous services during the vesting period, the Company has a right (but not the obligation) to repurchase the vested award at a price no more than the fair value of the awards which is to be determined by the board of directors of the Company. The Company reclassified vested awards held by employees as liability in the consolidated balance sheets upon the termination of the employees’ service as the repurchase price is below fair value. No repurchase occurred in the year ended December 31, 2018 and 2019. Such liability classified awards are remeasured at fair value subsequently at each reporting date, with the changes in fair value recorded as compensation expenses. During the years ended December 31, 2018 and 2019, nil and RMB3,130 related share based compensation expenses were recognized.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

19.	Net Loss Per Share

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2018 and 2019 :

	Year ended December 31,
	2018	2019
	RMB	RMB
Numerator:
Net loss for the period attributable to Waterdrop Inc.	(209,194)	(321,535)
Change in redemption value in preferred shares	(22,230)	(136,839)

Net loss attributable to ordinary shareholders for computing basic and diluted net loss per ordinary shares	(231,424)	(458,374)

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per ordinary shares	839,572,645	1,203,526,000
Net loss per ordinary share attributable to ordinary shareholders basic and diluted	(0.28)	(0.38)

As a result of the Group’s net loss for the two years ended December 31, 2018 and 2019, the effects of all outstanding preferred shares, restricted shares and share options were excluded from the computation of diluted loss per share, as their effects would be anti-dilutive.

20.	Leases

The Group leases certain office premises and equipment to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. As of December 31, 2018 and 2019, the Group had one long-term lease that was classified as a financing lease. As of December 31, 2018 and 2019, the Group had no significant lease contract that has been entered into but not yet commenced.

A summary of supplemental information related to operating leases and financing leases as of December 31, 2018 and 2019 are as follow:

	Year Ended December 31,
	2018	2019
	RMB	RMB
Operating leases—Weighted average remaining lease term	1.50	1.73
Financing leases—Weighted average remaining lease term	4.79	3.79
Operating leases—Weighted average discount rate	8.55%	7.55%
Financing leases—Weighted average discount rate	9.50%	9.50%

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

20.	Leases (Continued)

The components of lease expense for the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31,
	2018	2019
	RMB	RMB
Operating lease cost	125	27,099
Financing lease cost:
Amortization of right-of-use assets	10	60
Interest on lease liabilities	4	23
Short-term lease cost	13,117	6,016

Total	13,256	33,198

Supplemental information related to the Group’s leases for the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31,
	2018	2019
	RMB	RMB
Cash paid for operating leases	1,486	33,973
Cash paid for financing leases:
Operating cash flows from finance leases	1	5
Financing cash flows from finance leases	36	68

Non-cash ROU assets in exchange for new lease liabilities for year ended 2018 and 2019:

	Year Ended December 31,
	2018	2019
	RMB	RMB
Operating leases	342	77,453
Financing leases	298	—

The following is a maturity analysis as of December 31, 2018 and 2019:

	As of December 31,
	2018		2019
	Operating Leases	Financing Leases	Operating Leases	Financing Leases
	RMB	RMB	RMB	RMB
2019	166	73	—	—
2020	83	73	32,095	73
2021	—	73	12,756	73
2022	—	73	798	73
2023	—	37	—	37
2024 and thereafter	—	—	—	—
Subtotal	249	329	45,649	256
Less: imputed interest	(14)	(61)	(2,568)	(39)

Lease liabilities	235	268	43,081	217

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

21.	Commitments and Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

22.	Statutory Reserves and Restricted Net Asset

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2018 and 2019.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs. As of December 31, 2019, the aggregate amounts of paid-in capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 888,895.

23.	Subsequent Event

The Group has evaluated events subsequent to the balance sheet date of December 31, 2019 through December 11, 2020 , which is the date the consolidated financial statements were available to be issued.

Issuance of Series C++ preferred shares

On March 16, 2020, the Group issued an aggregate of 120,971,053 Series C++ convertible redeemable preferred shares, each a par value of US$0.000005 with an issue price of US$0.41 per share for a total proceeds of US$50 million.

Issuance of Series D preferred shares

In June 2020 the Group issued an aggregate of 220,257,916 Series D convertible redeemable preferred shares, each a par value of US$0.000005 with an issue price of US$0.48 per share for a total proceeds of US$106.7 million. The Group also issued a warrant to one of its existing shareholder. The warrant provided the shareholder with the right to subscribe for or purchase certain number of additional Series D Preferred Shares at a price per share equal to the Series D issue price, is exercisable at any time and expires in three months after the completion date of Series D. The warrant was exercised in September 2020 and the shares were subsequently issued in November 2020. Additionally, upon completion of the Series D convertible redeemable preferred shares, the Company and the Series Pre-A, A, A+, B, C, C+ and C++ Preferred Share investors agreed to extend the original redemption date of each respective series Preferred Shares from March 28, 2024 to June 28, 2025.

WATERDROP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

23.	Subsequent Event (Continued)

In November 2020, the Group further issued an aggregate of 297,006,585 Series D convertible redeemable preferred shares, each a par value of US$0.000005 with an issue price of US$0.48 per share for a total proceeds of US$143.9 million to an existing investor.

The Company is still in the process of completing its accounting evaluating on the above transactions.

Acquisition

In June 2020, the Group completed an immaterial acquisition and acquired all the outstanding shares of Tairui Insurance Agency Co., Ltd. (the “Acquired Entity”), a privately held insurance agency company. The Company is still in the process of completing the accounting evaluation for this acquisition.

Restricted shareholders’ shares

In March 2020, several shareholders of the management team (the “Restricted Shareholders”) entered into share restriction agreements with the Company and the Founder. Pursuant to these agreements, all or a portion of ordinary shares held by these Restricted Shareholders were converted into restricted shares which will vest in a maximum of 3 years provided that those Restricted Shareholders remain full-time employees of the Group. According to the share restriction agreements, the Group obtained a right to repurchase the unvested restricted shares at par value, or to repurchase the vested restricted shares below fair value, upon termination of the employment of the Restricted Shareholders during the vesting period. The Company is in the process of assessing the accounting of these share restriction agreements.

Coronavirus Disease 2019 (“COVID-19”)

Since the outbreak of COVID-19 in January 2020, COVID-19 has spread rapidly over many parts of China and other parts of the world. This pandemic has resulted in quarantines, travel restrictions, and temporary closures of the Company’s offices and headquarters in China in the early part of 2020. Substantially all the Group’s business operations are concentrated in China. Consequently, the COVID-19 outbreak adversely affected our business operations, financial conditions and operating results in the first half of 2020. The Group’s business operations rely heavily on the growth of user base which mainly result from the internal users of the Group’s medical crowdfunding and mutual aid businesses that are mostly acquired through the offline medical crowdfunding consultants’ in-person visits of the hospitals or patient’s wards, and external users acquired through cooperation with other external user traffic channels. As a result of the hospitals lock-down due to the outbreak, the offline medical crowdfunding consultants were not able to enter hospitals or patients’ wards to conduct user acquisition activities which in turn slowed down the growth of the user based of its insurance brokerage business. The Company has since gradually recovered from the general shutdown and delay since March 2020. The extent to which this outbreak may impact the Company’s future results will depend on future developments, which are uncertain and cannot be estimated at this time.

WATERDROP INC.

SCHEDULE 1—CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Assets
Cash and cash equivalents	108,680	218,407	32,168
Restricted cash	22,689	—	—
Prepaid expense and other assets	—	275	40
Amount due from its subsidiaries and the consolidated VIEs	60,383	—	—
Long-term investments	88,941	1,287,165	189,579

Total assets	280,693	1,505,847	221,787

Liabilities
Accrued expenses and other current liabilities	2,475	4,335	638

Total liabilities	2,475	4,335	638

Mezzanine equity
Series Pre-A convertible redeemable preferred shares (US$ 0.000005 par value per share; 241,148,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	48,122	51,999	7,659
Series A convertible redeemable preferred shares (US$ 0.000005 par value per share; 334,926,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	110,806	119,708	17,631
Series A+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 157,896,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	66,447	71,771	10,571
Series B convertible redeemable preferred shares (US$ 0.000005 par value per share; 352,107,646 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	425,835	460,100	67,765
Series C convertible redeemable preferred shares (US$ 0.000005 par value per share; Nil shares and 542,794,072 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	—	1,070,758	157,706
Series C+ convertible redeemable preferred shares (US$ 0.000005 par value per share; Nil shares and 170,632,018 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	—	433,495	63,847
Subscription receivable—Series B convertible redeemable preferred shares	(72,201)	—	—

Total mezzanine equity	579,009	2,207,831	325,179

WATERDROP INC.

SCHEDULE 1—CONDENSED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Shareholders’ Deficit:
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 1,203,526,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	41	41	6
Additional paid-in capital	38,831	—	—
Accumulated other comprehensive income/(loss)	(740)	27,240	4,012
Accumulated deficit	(338,923)	(733,600)	(108,048)

Total shareholders’ deficit	(300,791)	(706,319)	(104,030)

Total liabilities, mezzanine equity and shareholders’ deficit	280,693	1,505,847	221,787

WATERDROP INC.

SCHEDULE 1—CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD (Note 2)
Operating costs and expenses	(22,406)	(30,090)	(4,432)
Interest income	142	1,212	179
Foreign currency exchange loss	—	(16)	(2)
Income tax expense	(14)	(118)	(17)
Equity in loss of subsidiaries and VIEs	(186,916)	(292,523)	(43,084)

Net loss	(209,194)	(321,535)	(47,356)

Preferred shares redemption value accretion	(22,230)	(136,839)	(20,154)
Net loss attributable to ordinary shareholders	(231,424)	(458,374)	(67,511)

Other comprehensive income/(loss)
Foreign currency transaction adjustments	(740)	27,771	4,090

Unrealized gains on available for sale investments, net of tax	—	209	31

Total comprehensive loss	(209,934)	(293,555)	(43,235)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	839,572,645	1,203,526,000	1,203,526,000
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.28)	(0.38)	(0.06)

WATERDROP INC.

SCHEDULE 1—CONDENSED STATEMENTS OF CASH FLOW

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	USD
			(Note 2)
Cash Flows from Operating Activities:	2,702	(2,827)	(416)
Cash Flows from Investing Activities:
Cash received from loan repayment	—	60,383	8,893
Investment in subsidiaries	(158,440)	(1,494,523)	(220,119)
Net cash used in investing activities	(158,440)	(1,434,140)	(211,226)

Cash Flows from Financing Activities:
Proceeds from issuance of convertible redeemable preferred shares, net	287,783	1,491,983	219,745

Net cash provided by financing activities	287,783	1,491,983	219,745

Effect of exchange rate changes on cash and cash equivalents	(676)	32,022	4,716

Net increase in cash and cash equivalents and restricted cash	131,369	87,038	12,819

Total cash and cash equivalents and restricted cash at beginning of year	—	131,369	19,349
Total cash and cash equivalents and restricted cash at end of year	131,369	218,407	32,168

WATERDROP INC.

SCHEDULE 1—CONDENSED STATEMENTS OF CASH FLOW (Continued)

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.

The condensed financial information of Waterdrop Inc. has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group as of December 31, 2018 and 2019. No dividend was paid by the Group’s subsidiaries to their parent company in 2018 and 2019.

4.

As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, and mandatory dividend or redemption requirements of redeemable shares or guarantees of the Group, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	USD
			(Note 2)
Assets
Current assets
Cash and cash equivalents	964,476	1,148,639	169,176
Restricted cash	329,676	549,849	80,984
Short term investments	60,278	344,016	50,669
Accounts receivable	252,499	559,129	82,351
Current contract assets	617,688	820,491	120,847
Amount due from related parties	1,791	935	138
Prepaid expense and other assets	235,333	281,048	41,394

Total current assets	2,461,741	3,704,107	545,559

Non-current assets
Non-current contract assets	—	22,824	3,362
Property, equipment and software, net	21,389	24,682	3,635
Intangible assets, net	16,851	53,064	7,815
Long-term investments	4,734	2,821	416
Right of use assets, net	49,720	62,843	9,256
Goodwill	1,471	3,119	459

Total non-current assets	94,165	169,353	24,943

Total assets	2,555,906	3,873,460	570,502

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	USD
			(Note 2)
Liabilities, Mezzanine Equity and Shareholders’ Deficit
Current liabilities
Amount due to related parties (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB nil and RMB 100 as of December 31, 2019 and September 30, 2020, respectively)	5,058	10,189	1,501
Insurance premium payables (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 320,237 and RMB 579,641 as of December 31, 2019 and September 30, 2020, respectively)	320,237	579,641	85,372
Deferred revenue (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 21,670 and RMB 14,204 as of December 31, 2019 and September 30, 2020, respectively)	21,670	14,204	2,092
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 428,840 and RMB 402,854 as of December 31, 2019 and September 30, 2020, respectively)	496,530	593,554	87,422
Current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 9,040 and RMB 8,999 as of December 31, 2019 and September 30, 2020, respectively)	30,995	35,953	5,295

Total current liabilities	874,490	1,233,541	181,682

Non-current liabilities
Non-current lease liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 6,213 and RMB 3,630 as of December 31, 2019 and September 30, 2020, respectively)	12,303	28,379	4,180
Deferred tax liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the Company of RMB 167,177 and RMB 238,517 as of December 31, 2019 and September 30, 2020, respectively)	167,601	238,940	35,192

Total non-current liabilities	179,904	267,319	39,372

Total liabilities	1,054,394	1,500,860	221,054

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB	USD
			(Note 2)
Liabilities, Mezzanine Equity and Shareholders’ Deficit - continued
Commitments and contingencies (Note 19)
Mezzanine equity
Series Pre-A convertible redeemable preferred shares (US$ 0.000005 par value per share; 241,148,000 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	51,999	55,138	8,121
Series A convertible redeemable preferred shares (US$ 0.000005 par value per share; 334,926,000 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	119,708	126,919	18,693
Series A+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 157,896,000 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	71,771	76,083	11,206
Series B convertible redeemable preferred shares (US$ 0.000005 par value per share; 352,107,646 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	460,100	487,855	71,853
Series C convertible redeemable preferred shares (US$ 0.000005 par value per share; 542,794,072 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	1,070,758	1,195,031	176,009
Series C+ convertible redeemable preferred shares (US$ 0.000005 par value per share; 170,632,018 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	433,495	479,704	70,653
Series C++ convertible redeemable preferred shares (US$ 0.000005 par value per share; Nil and 120,971,053 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	—	380,114	55,985
Series D convertible redeemable preferred shares (US$ 0.000005 par value per share; Nil and 220,257,916 shares authorized, issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	—	774,697	114,101

Total mezzanine equity	2,207,831	3,575,541	526,621

Shareholders’ deficit
Ordinary shares (US$ 0.000005 par value; 10,000,000,000 shares authorized as of December 31, 2019 and September 30, 2020, respectively; 1,203,526,000 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	41	41	6
Accumulated other comprehensive income	27,240	14,232	2,096
Accumulated deficit	(733,600)	(1,217,214)	(179,275)

Total shareholders’ deficit	(706,319)	(1,202,941)	(177,173)

Total liabilities, mezzanine equity and shareholders’ deficit	2,555,906	3,873,460	570,502

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Nine months ended September 30,
	2019	2020
	RMB	RMB	USD
			(Note 2)
Operating revenue, net	973,218	2,197,605	323,672

Operating costs and expenses
Operating costs	(133,297)	(491,383)	(72,373)
Sales and marketing expenses	(610,807)	(1,464,110)	(215,640)
General and administrative expenses	(123,054)	(289,062)	(42,574)
Research and development expenses	(140,881)	(176,546)	(26,002)

Total operating costs and expenses	(1,008,039)	(2,421,101)	(356,589)

Operating loss	(34,821)	(223,496)	(32,917)

Other income/(expenses)
Interest income	6,805	17,682	2,604
Foreign currency exchange gain/(loss)	(2,239)	972	143
Others, net	(670)	8,512	1,255

Loss before income tax, and share of results of equity method investee	(30,925)	(196,330)	(28,915)

Income tax expense	(110,640)	(63,726)	(9,386)
Share of results of equity method investee	(22)	(15)	(2)

Net loss attributable to Waterdrop Inc.	(141,587)	(260,071)	(38,303)

Deemed dividend on modification on preferred shares	—	(67,975)	(10,012)
Deemed dividend upon issuance of warrants	—	(90,268)	(13,295)
Preferred shares redemption value accretion	(90,781)	(195,011)	(28,722)

Net loss attributable to ordinary shareholders	(232,368)	(613,325)	(90,332)

Other comprehensive income/(loss):
Foreign currency translation adjustment	42,857	(13,241)	(1,950)
Unrealized gains on available for sale investments, net of tax	170	233	34

Total comprehensive loss	(98,560)	(273,079)	(40,219)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,203,526,000	1,171,992,375	1,171,992,375
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.19)	(0.52)	(0.08)

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated other Comprehensive income/(loss)	Accumulated deficit	Total Shareholders’ deficit
	Number	Amount
		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	1,203,526,000	41	38,831	(740)	(338,923)	(300,791)
Preferred shares redemption value accretion	—	—	(58,183)	—	(32,598)	(90,781)
Share-based payment compensation	—	—	19,352	—	—	19,352
Net loss for the year	—	—	—	—	(141,587)	(141,587)
Other comprehensive income	—	—	—	43,027	—	43,027

Balance at September 30, 2019	1,203,526,000	41	—	42,287	(513,108)	(470,780)
Balance at January 1, 2020	1,203,526,000	41	—	27,240	(733,600)	(706,319)
Preferred shares redemption value accretion	—	—	(129,711)	—	(65,300)	(195,011)
Share-based payment compensation	—	—	129,711	—	—	129,711
Net loss for the year	—	—		—	(260,071)	(260,071)
Deemed dividend on modification on preferred shares (Note 15)	—	—	—	—	(67,975)	(67,975)
Deemed dividend upon issuance of warrants (Note 15)	—	—	—	—	(90,268)	(90,268)
Other comprehensive loss	—	—	—	(13,008)	—	(13,008)

Balance at September 30, 2020	1,203,526,000	41	—	14,232	(1,217,214)	(1,202,941)

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Nine months ended September 30,
	2019	2020
	RMB	RMB	USD
			(Note 2)
Cash flows from operating activities:
Net loss	(141,587)	(260,071)	(38,303)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	3,256	4,736	698
Amortization of intangible assets	—	143	21
Share of results of equity method investee	22	15	2
Share-based compensation expense	21,872	168,026	24,747
Loss from disposal of property and equipment	—	7,564	1,114
Gain from disposals of subsidiaries	—	(180)	(27)

Changes in operating assets and liabilities:
Accounts receivable	(98,218)	(306,177)	(45,095)
Contract assets	(427,380)	(225,627)	(33,231)
Prepaid expense and other assets	(65,246)	27,192	4,005
Amount due to related party	787	5,131	756
Deferred revenue	(6,994)	(7,466)	(1,100)
Insurance premium payables	152,401	259,404	38,206
Deferred tax liabilities	110,503	62,709	9,236
Accrued expenses and other current liabilities	164,942	(29,453)	(4,339)
Right of use assets, net	(45,483)	(13,123)	(1,933)
Operating lease liabilities	42,050	21,161	3,117

Net cash used in operating activities	(289,075)	(286,016)	(42,126)

Cash flows from investing activities:
Purchase of property, equipment and software	(9,456)	(6,595)	(971)
Purchase of short-term investments	(150,000)	(388,785)	(57,262)
Proceeds from maturity of short-term investments	34,299	60,000	8,837
Acquisitions of subsidiaries, net of cash acquired	(3,872)	(28,098)	(4,139)
Disposal of subsidiaries, net of cash disposed	—	8,355	1,231
Loans to related parties	(17)	(935)	(138)
Repayment of loans to related parties	8	1,791	264

Net cash used in investing activities	(129,038)	(354,267)	(52,178)

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Nine months ended September 30,
	2019	2020
	RMB	RMB	USD
			(Note 2)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net	1,065,978	1,104,724	162,708
Repayment of short-term borrowings	(19,140)	—	—
Principal payments under finance lease obligation	(52)	(127)	(19)

Net cash provided by financing activities	1,046,786	1,104,597	162,689

Effect of exchange rate changes on cash and cash equivalents	33,869	(59,978)	(8,832)

Net increase in cash and cash equivalents and restricted cash	662,542	404,336	59,553
Total cash and cash equivalents and restricted cash at beginning of period	372,885	1,294,152	190,607

Total cash and cash equivalents and restricted cash at end of period	1,035,427	1,698,488	250,160

Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	720,577	1,148,639	169,176
Restricted cash	314,850	549,849	80,984

Total cash and cash equivalents and restricted cash at end of period	1,035,427	1,698,488	250,160

Supplemental disclosure of cash flow information
Cash paid for interest	311	—	—
Cash paid for income tax	149	638	94
Supplemental disclosure of non-cash investing activities
Accrued expenses and other current liabilities related to purchase of property and equipment	333	1,433	206

The accompanying notes are an integral part of these consolidated financial statements.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

1.	Principal activities and reorganization

(a)	History and Reorganization

Waterdrop Inc. (“Waterdrop” or the “Company”) was incorporated in May 2018 under the laws of the Cayman Islands. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) primarily provide online insurance brokerage services to match and connect users with relevant insurance products underwritten by insurance companies in People’s Republic of China (“PRC”). The Group also operates a medical crowdfunding and a mutual aid platform.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the rules and regulations of the SEC related to interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2018 and 2019.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2018 and 2019. The results of operations for the nine months ended September 30, 2019 and 2020 are not necessarily indicative of the results for the full years.

The financial information as of December 31, 2019 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2019

(b)	Basis of Consolidation

Consolidation through contractual agreements:

The consolidated financial statements include the financial information of the Company, its wholly-owned subsidiaries and its VIEs and VIEs’ subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet valued-added businesses. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore operates its business, primarily through the VIEs and the subsidiaries of the VIEs.

The Company, through its WFOE, entered into a series of contractual arrangements (the “VIE agreements”) with VIEs and their respective shareholders that enable the Company to (1) have power to direct the activities

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(b)	Basis of Consolidation - continued

that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	419,517	985,005
Restricted cash	315,056	549,849
Accounts receivable	252,499	559,129
Current contract assets	617,688	820,491
Other current assets	270,567	396,733

Total current assets	1,875,327	3,311,207

Non-current assets
Intangible assets, net	14,276	49,406
Non-current contract assets	—	22,824
Other non-current assets	28,089	22,607

Total non-current assets	42,365	94,837

Total assets	1,917,692	3,406,044

LIABILITIES
Current liabilities
Insurance premium payables	320,237	579,641
Deferred revenue	21,670	14,204
Accrued expenses and other current liabilities	428,840	402,854
Other current liabilities	9,040	9,099
Total current liabilities	779,787	1,005,798

Total non-current liabilities	173,390	242,147

Total liabilities	953,177	1,247,945

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(b)	Basis of Consolidation - continued

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Net revenue	973,218	2,197,605
Net income	74,585	272,952
Net cash provided by/(used in) operating activities	(119,109)	17,762
Net cash used in investing activities	(2,090)	(138,175)
Net cash used in financing activities	(19,140)	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

(c)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in the consolidation of the VIEs, revenue recognition, determination of uncertain tax positions, realization of deferred tax assets, valuation of ordinary shares, and valuation of share- based compensation arrangements. Actual results could differ from such estimates.

(d)	Convenience Translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars (“US$” or “USD”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the nine months ended September 30, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7896, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2020, or at any other rate.

(e)	Revenue recognition

Insurance Brokerage Services

The Group provides insurance brokerage services distributing various health and life insurance products on behalf of insurance companies (its customers). As an agent of the insurance company, the Group sells insurance

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(e)	Revenue recognition - continued

policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the insured. The Group has identified its promise to sell insurance policies on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The Group also provides policyholder inquiry (call center) services which is considered administrative in nature that transfers minimal benefit to the customer. Additionally, certain contracts with insurance companies include a promise to provide certain services to the insurance company such as information gathering and payment collection. The Group has concluded that such services are immaterial in the context of the contract. The Group accrues the costs of providing such services when the related revenue is recognized (i.e., upon the effective date of the policy).

The term for short-term health insurance products sold by the Group is typically 12 months, while the term for long-term health and life insurance products sold by the Group typically ranges from 6 to 30 years. The insurance company pays the Group a commission either upfront or in monthly or annual instalments based on the underlying cash flows of the insurance policy (i.e., payments of the related premiums for the insurance policy purchased). The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g., policy changes or cancellations).

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on historical experience regarding premium retention and assumptions about future customer behaviour and market conditions. Such estimates are ‘constrained’ in accordance with ASC 606. That is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

Beginning in November 2019, for certain long-term insurance products sold, the Group is also entitled to a performance bonus from insurance companies if the retention rate for a certain period exceeds a predetermined percentage. As the consideration for the bonus is contingent on the occurrence (or nonoccurrence) of a future event, the bonus represents variable consideration. Consistent with the policy described above, the Group uses the expected value method to estimate the variable consideration and may constrain the estimate to the extent that it is probable that a significant reversal of revenue in the future will not occur.

Management of Mutual Aid Platform

The Group, as a manager and a fiduciary of the plan, operates a mutual aid platform, which consist of several mutual aid plans that provide its members with health protection against different types of critical illnesses.

Prior to March 2019, the Group provided plan managing services free of charge. Beginning in March 2019, the Group charges a management fee calculated as a fixed percentage of each approved payout. The Group’s managing services primarily comprises daily payout processing activities that are substantially the same and have the same pattern of transfer to the customer. As such, the Group has identified a single performance obligation, a series of distinct services, related to the mutual aid platform managing services in its contracts, which is satisfied overtime. The transaction price represents variable consideration in its entirety. The Group has determined that

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(e)	Revenue recognition - continued

the variable consideration relates specifically to the Group’s efforts to perform and transfer payout processing services during the period, which are distinct from the services the Group provides in other periods. Therefore, as the payout processing services are performed, the variable consideration earned during the period is allocated to those services and recognized in the period control transfers.

Participants also have a choice to upgrade their plan. The upgraded plan provides them with additional protection and further reimbursements if the illness is cancer-related and the payout from the basic plan is insufficient. Under this plan, the Group also assigns a dedicated service representative to the participant during the membership period. The Group charges an annual membership fee at the beginning of each period. The Group determined that the nature of the membership service is a stand-ready obligation to provide management services to the members of this plan as well as continuous and dedicated customer service representatives and accordingly, the Group recognizes the membership fee ratably over the membership period after the waiting period, described below, ends.

Both the basic and the upgraded mutual plans include a waiting period before any new member can submit a claim for reimbursements. During that period, any membership fee received from the upgraded plan is refundable and is recorded in accrued expenses and other current liabilities in the consolidated balance sheet.

Technical Services

The Group provides various technical services to certain insurance companies through its customer relationship management system and customer behavioural analysis system. Under these arrangements, the Group provides customer relationship maintenance, customer complaint management and claim review services for insurance company. The Group has identified itself as a principal in these transactions. Consideration received for technical services reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue is recognized over time as the insurance carriers are simultaneously receiving and consuming the benefits of those services.

As part of the technical services offering, the Group also provides marketing services to certain insurance companies on its various website channels and mobile apps, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites or mobile apps. The Group recognizes revenues from pay for performance marketing services based on effective clicks, and recognizes revenues from display advertising services based on the number of articles published or the number of times that the advertisement has been displayed. Revenues from both types of transactions are recorded at a point in time when the performance obligation to deliver those marketing services is satisfied.

The Group also provides technical services to selected insurance brokerage or agency companies where the Group allows other insurance brokerage or agency companies to use its customer relationship management (“CRM”) system without taking possession of its software. The Group has determined that the insurance brokerage or agency companies are its customers. Consideration received for such services include monthly fees that provide other insurance brokerage or agency companies with access to the Group’s CRM. The related revenue is recognized overtime over the contract term. In addition, the Group further refers potential users to other insurance brokerage or agency companies and is entitled to a variable consideration calculated as a

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(e)	Revenue recognition - continued

percentage of the first two-year’s policy premiums to be received by the insurance brokerage or agency companies for insurance policies sold through the Group’s CRM system. The Group recognizes the referral revenue at a point in time upon the initial effectiveness of the policy as the Group has no further obligation to its customer after the initial sale of a policy. The Group estimates the services fee that it expects to be entitled to over the first two-year of the long-term insurance policy and such estimates are ‘constrained’ in accordance with ASC 606.

Other Revenues

Other revenues mainly include commission revenue from online sale of agriculture products and health products, and other service revenues on behalf of third-party merchants. The Group’s performance obligation under these contracts is to arrange for the provision of the specified goods or services by those third-party merchants. Revenue is recognized for the net amount of consideration the Group is entitled to retain in exchange for its services at a point in time when its performance obligation to facilitate an online sale through its platform is satisfied.

Disaggregation of revenues

The following table provides further disaggregation by types and timing of revenues recognized in September 30, 2019 and 2020.

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Operating revenue
Insurance brokerage income
Short-term insurance brokerage income	803,586	1,478,300
Long-term insurance brokerage income	43,153	496,413

Subtotal	846,739	1,974,713

Management fee income	100,167	91,495
Technical service income	19,481	126,667
Other revenues	6,831	4,730

Total	973,218	2,197,605

Deferred Revenue

As of December 31, 2019 and September 30, 2020, the Group’s deferred revenue amounted to RMB 21,670 and RMB 14,204 related to the membership service fees received for the Group’s upgraded mutual plan for which revenue recognition criteria have not been met. The Group recognized as revenue its entire deferred revenue balance as of December 31, 2019 and September 30, 2020 in the following year.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(e)	Revenue recognition - continued

Value Added Tax

The Group is subject to Value Added Taxes (“VAT”) at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small scale taxpayer, and the related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB 37,008 and RMB 160,131 for the nine months ended September 30, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Value added tax recoverable represents amounts paid by the Group for purchases. The amounts were recorded as current assets considering they are expected to be deducted from future value added tax payables arising on the Group’s revenues which it expects to generate in the future.

Contract assets

Contract assets are recorded for arrangements when the Group has provided the insurance brokerage services but for which the related payments are not yet due. Contract assets are attributable to the brokerage commission that is contingent upon the future premium payment of the policy holders.

Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. When contract assets are assessed for impairment, the Group uses estimates based on the historical experience. The historical data is adjusted on the basis of the relevant observable data that reflects current economic conditions.

Current contract assets and non-current contract assets as of December 31, 2019 and September 30, 2020 are as follows. The increase in contract assets balance is primarily due to the substantial growth in insurance brokerage service business. The contract asset balance as of September 30, 2020 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the year ended December 31, 2019.

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Contract assets	617,688	843,315
Less: Allowance for loss for contract assets	—	—

Total	617,688	843,315

(f)	Significant Risk and Uncertainties

Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(f)	Significant Risk and Uncertainties - continued

that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of RMB 902,545, and RMB 1,581,423, which were denominated in RMB at December 31, 2019 and September 30, 2020, respectively, representing 69.74% and 93.11% of the cash and cash equivalents at December 31, 2019 and September 30, 2020, respectively.

Concentration of Credit Risk

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	Nine months ended September 30,
	2019		2020
	RMB	%	RMB	%
Customer A	485,060	49.84%	465,353	21.18%
Customer C	212,583	21.84%	571,854	26.02%
Customer D	640	0.07%	238,356	10.85%

	698,283	71.75%	1,275,563	58.05%

Details of the customers which accounted for 10% or more of accounts receivable and contract assets are as follows:

	As of December 31, 2019		As of September 30, 2020
	RMB	%	RMB	%
Customer A	426,699	49.04%	284,179	20.26%
Customer C	211,956	24.36%	417,111	29.74%
Customer D	49,256	5.66%	134,863	9.62%

	687,911	79.06%	836,153	59.62%

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group has not been exposed to material risks due to changes in market interest rates as the borrowings held by the Group all bear interest at a fixed interest rate.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant Accounting Policies - continued

(g)	Recent Accounting Pronouncements Adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group adopted this ASU on January 1, 2020 and the adoption did not have a material impact on its consolidated financial statements.

(h)	Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3.	Acquisitions and disposal of subsidiary

Asset acquisition

In June 2020, the Group entered into purchase agreements with shareholders of Tairui Insurance Agency Co., Ltd.(“Tairui”) to acquire 100% of Tairui’s equity ownership for a gross consideration of RMB75,358, of which RMB43,000 was related to the effective settlement of the selling shareholder’s loan payable to Tairui upon closing, and thus results in a net cash consideration of RMB 32,358. Tairu holds an insurance agency license.

The Company evaluated the acquisition of the purchased assets under ASC 805—Business Combination (ASC 805), and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

3.	Acquisitions and disposal of subsidiary - continued

The purchase price of the assets are as follows:

Cash	5,858
Intangible assets-Insurance agency licenses	35,130
Total assets acquired	40,988
Deferred tax liabilities	(8,630)
Total liabilities assumed	(8,630)
Net assets acquired	32,358

The Company recognized any excess consideration transferred over the fair value of the net assets acquired on a relative fair value basis to the identifiable net assets. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant quoted market prices of comparable companies and relevant information.

Business acquisitions

In March 2020 and August 2020, the Group completed two business combinations to complement its existing businesses. Total cash consideration transferred for the acquisitions amounted to RMB 1,598. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB nil and RMB 50, respectively. Goodwill recognized in these acquisitions amounted to RMB 1,648, which was primarily attributable to the synergies expected to be achieved from these acquisitions. The goodwill recognized is not deductible for tax purposes.

Disposal of subsidiary

In September 2020, pursuant to a share purchase agreement, the Group transferred 100% ownership interest in Zunsheng (Beijing) Investment Management Co., Ltd. (“Zunsheng”), a subsidiary of the Group who holds certain equity investments, to third parties in return for cash consideration of RMB 8,390. As a result, the Group lost control over Zunsheng. A disposal gain of RMB 180 was recognized under line-item “others, net” in the consolidated statement of comprehensive loss as others income, which is the difference between the disposal consideration of RMB 8,390 and the carrying value in Zunsheng, amounted to net assets of RMB 8,210.

4.	Prepaid Expense and Other Assets

Prepaid expense and other assets consist of the following:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Fund receivable from external payment network providers(1)	137,266	89,451
Advances to suppliers	52,157	101,491
Prepayments and deposits	21,088	54,968
Value-added tax recoverable	18,022	8,219
Others	6,800	26,919

Total	235,333	281,048

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

4.	Prepaid Expense and Other Assets - continued

(1)

The Group opened accounts with external online payment service providers to collect and transfer insurance premiums to insurance companies, as well as to collect donor’s donation and mutual aid funds prior to transferring them to custodian bank. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of donation, mutual aid fund received at the balance sheet date, which were subsequently transferred to the Group’s bank accounts or custodian accounts if they related to donor’s donations. The balance also includes insurance premium collected by the Group on behalf of insurance companies but not yet transferred to the insurance companies deposited in accounts of external online payment service providers. The amount were settled shortly after year end.

5.	Fair Value of Assets and Liabilities

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2019	Level 1	Level 2	Level 3	Balance at Fair Value
Assets
Available for sale investments	—	60,278	—	60,278

Total Assets.	—	60,278	—	60,278

Liabilities
Share-based compensation liabilities	—	—	3,153	3,153

Total Liabilities	—	—	3,153	3,153

September 30, 2020
Assets
Available for sale investments	—	344,016	—	344,016

Total Assets.	—	344,016	—	344,016

Liabilities
Share-based compensation liabilities	—	—	40,276	40,276

Total Liabilities	—	—	40,276	40,276

The Group calculated the estimated fair value of its available for sales investments as of September 30, 2020 using alternative pricing sources and models with market observable inputs. Accordingly, the Group classifies the valuation techniques that use these inputs as Level 2 measurement.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

5.	Fair Value of Assets and Liabilities - continued

The following table presents a rollforward of the fair value of the level 3 liabilities recorded at fair value at September 30, 2020:

Share-based compensation liabilities
Balance at December 31, 2018	—
Addition in share-based compensation liabilities	3,153

Balance at December 31, 2019	3,153

Changes in estimated fair value	4,200
Addition in share-based compensation liabilities	32,923

Balance at September 30, 2020	40,276

The Group calculated the estimated fair value of the share options as of September 30, 2020 using the Black-Scholes pricing model with the assistance from an independent valuation firm, with the significant unobservable inputs further disclosed below. The Group classified the valuation technique that use these inputs as Level 3 measurement.

Significant Unobservable Inputs

Financial instrument	Unobservable Input	December 31, 2019 Range of Inputs Weighted-Average	September 30, 2020 Range of Inputs Weighted-Average
Share-based compensation liabilities	Risk free rate of interest	2.77%	2.61%
	Volatility	23.4%	48.7%
	Dividend yield	—	—
	Life of options	4.24 years	7 months
	Fair value of underlying ordinary shares	$0.17	$0.39

6.	Property, Equipment and Software, Net

Property, equipment and software, net, consist of the following:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Computer and electronic equipment	13,644	16,013
Office furniture and equipment	248	474
Leasehold improvements	10,426	14,267
Software	6,034	7,627

Total	30,352	38,381
Less: accumulated depreciation	(8,963)	(13,699)

Property, equipment and software, net	21,389	24,682

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

6.	Property, Equipment and Software, Net - continued

Depreciation expenses for the nine months ended September 30, 2019 and 2020 were RMB 3,256 and RMB 4,736, respectively. No impairment for property, equipment and software was recorded for the nine months ended September 30, 2019 and 2020.

7.	Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Brokerage licenses	14,558	14,558
Insurance adjusting license	2,293	2,293
Insurance agency license	—	35,130
Trademark and copyright	—	1,226

Total	16,851	53,207
Less: Accumulated amortization	—	(143)

Intangible assets, net	16,851	53,064

Intangible assets with an indefinite useful life represent the insurance broker license, insurance adjusting license and insurance agency license. Intangible assets with an indefinite life are not amortized.

Amortization expense on intangible assets for the nine months ended September 30, 2019 and 2020 were RMB nil, and RMB 143 respectively. As of September 30, 2020, the Group expects to record amortization expenses related to intangible assets RMB 31 and RMB 123 for the three months ended December 31, 2020 and each of the next five years from January 1, 2020, respectively, and RMB 437 thereafter. No impairment for intangible assets was recorded for the nine months ended September 30, 2019 and 2020.

8.	Long-Term Investments

	Equity securities without readily determinable fair value	Equity Method	Total
	RMB	RMB	RMB
Balances at January 1, 2019	1,784	890	2,674
Share of results of equity method investee	—	(22)	(22)

Balances at September 30, 2019	1,784	868	2,652

Balances at January 1, 2020	3,873	861	4,734

Share of results of equity method investee	—	(15)	(15)
Disposal	(1,000)	(846)	(1,846)
Foreign currency translation adjustment	(52)	—	(52)

Balances at September 30, 2020	2,821	—	2,821

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

8.	Long-Term Investments - continued

Equity Securities Without Readily Determinable Fair Value

As of December 31, 2019 and September 30, 2020, the Group held investment in equity securities without readily determinable fair value. No observable price changes were noted during the nine months ended September 30, 2019 and 2020. Each of the investment is immaterial individually.

9.	Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Accrued marketing and selling expenses(1)	166,032	231,701
Payable related to mutual aid plans and medical crowdfunding(2)	127,054	39,851
Payroll and welfare payable	115,231	103,743
Tax payable	7,669	9,811
Payable related to services fee	26,922	30,967
Share-based compensation liabilities	3,153	40,276
Advance from customer(3)	32,142	15,720
Warrant liability(4)	—	87,034
Others	18,327	34,451

Total	496,530	593,554

(1)	Amount represents the accrued channel cost and marketing expense payable to third-party companies.
(2)

Amount represents the fund collected through the third-party external payment network providers that have not transferred to the custodian bank. See note 4 for disclosure related to fund receivable from third-party external payment network providers.

(3)

Amount represents the membership fee received from the participants related to the upgraded mutual aid plan. The amount is refundable during the initial waiting period and recorded as advance from customers.

(4)

The Group issued a warrant to one of its existing shareholder in June 2020. The warrant provided the shareholder with the right to subscribe for or purchase certain number of additional Series D Preferred Shares at US$0.48 per share, which is equal to the Series D issue price to other investors in June 2020. The warrant is exercisable at any time and expires in three months after the completion date of Series D. The shareholder issued an exercise notice in September 2020 and the shares were subsequently issued in November 2020.

10.	Segment Information

The Group’s chief operating decision maker is the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

Substantially all of the Group’s revenues for the nine months ended September 30, 2019 and 2020 were generated from the PRC.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

10.	Segment Information - continued

As of December 31, 2019 and September 30, 2020, respectively, all of the long-lived assets of the Group were located in the PRC.

11.	Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB 48,478 and RMB 61,267 for the nine months ended September 30, 2019 and 2020, respectively.

12.	Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shen Peng	Chief Executive Officer and the Founder
Tianjin Shuidibao Technology Partnership (Limited Partnership) (“Tianjin Shuidibao”)	Entity controlled by the Founder
Tencent Holdings Limited and its subsidiaries (“Tencent Group”)	Shareholder of the Group

Detail of related party balances and transactions as of and for the nine months ended September 30, 2019 and 2020 are as follows:

(1)	Service provided by related parties:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Marketing services from Tencent Group(1)	—	53,744
Payment processing fee to Tencent Group(2)	72,566	24,221
Others	8,767	19,710

Total	81,333	97,675

(1)	The Company entered into a cooperation agreements with Tencent Group in 2020. The Company uses Tencent Group as its platform to provide marketing service.
(2)

The Company entered into a series of agreements with Tencent Group in 2016. The Company uses Tencent Group as its payment processing platform to collect cash from insurance policy holders, users of its mutual aid plan, and users on its medical crowdfunding platform. Tencent Group charges service fee for each transaction processed.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

12.	Related Party Balances and Transactions - continued

(2)	Service provided to related parties

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Advertising services to Tencent Group	—	882

(3)	Amount due from related parties:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Shen Peng	1,700	—
Tianjin Shuidibao	20	—
Tencent Group(1)	—	935
Others	71	—

Total	1,791	935

(1)

In addition, there is a prepayment of RMB 75,475 recorded separately under “Prepaid expense and other assets” in relation to the traffic channel service fee paid to Tencent Group, and the balance is amortized based on traffic volume consumed.

(4)	Amount due to related parties:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Shen Peng	—	100
Tencent Group	5,058	10,089

Total	5,058	10,189

13.	Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Income Taxes - continued

one entity to benefit from the two-tiered tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Under the Hong Kong tax laws, the company is exempted from the Hong Kong income tax on foreign-derived income.

China

The Company’s subsidiaries, consolidated VIEs and subsidiaries of the VIEs established in the PRC are mainly subject to statutory income tax at a rate of 25%.

Composition of Income Tax Expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss during the nine months ended September 30, 2019 and 2020 are as follows:

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
	RMB	RMB
Current income tax expense	137	1,017
Deferred income tax expense	110,503	62,709

Income tax expense	110,640	63,726

Tax Reconciliation

Reconciliation between the income tax expense computed by applying the Enterprise Income Tax (“EIT”) tax rate to income before income taxes and actual provision were as follows:

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
	RMB	RMB
Loss before income tax	(30,925)	(196,330)
Tax benefit at EIT tax rate of 25%(1)	(7,731)	(49,082)
Expenses not deductible for tax purposes	4,694	43,895
Research and development super deduction	(7,757)	(33,107)
Effect of different tax rates of subsidiaries operating in other jurisdictions	102	158
Changes in valuation allowance	121,332	101,862

Income tax expense	110,640	63,726

(1)

The Group’s major operations during the nine months ended September 30, 2019 and 2020 were conducted in PRC, and thus all losses were attributable to the Group’s operations in the PRC (or foreign operation). Accordingly, the Group prepared its tax rate reconciliation starting with the PRC statutory tax rate during the nine months ended September 30, 2019 and 2020.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Income Taxes - continued

Deferred Tax Assets and Deferred Tax Liabilities

The following tables sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Deferred tax assets
Deductible advertising expenses exceeding the tax limit(1)	45,605	27,330
Accrued expenses	6,649	16,171
Other deductible expenses exceeding the tax limit(1)	342	—
Operating loss carry forward	199,855	314,088
Less: valuation allowances	(245,817)	(347,679)

Total deferred tax assets	6,634	9,910

Deferred tax liabilities
Intangible assets	3,994	12,623
Contract assets	154,421	210,829
Advance from customer	15,820	25,398

Total deferred tax liabilities	174,235	248,850

Net deferred tax liabilities	167,601	238,940

Movement of Valuation Allowance

	As of December 31, 2019	As of September 30, 2020
	RMB	RMB
Balance at the beginning of the year	71,776	245,817
Additions	174,041	125,896
Reversals	—	(24,034)

Balance at end of the year	245,817	347,679

(1)

Deferred income tax assets are recognized for advertising expenses and other deductible expenses that exceeds the tax deduction limit in a particular tax year to the extent that the realization of the related tax benefits through future taxable profits is probable. Advertising expenses carry-forwards are permanently available for use by the Group. Other deductible expenses (mainly charitable donations) carry forwards generally expire within 3 years.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more- likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely- than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

13.	Income Taxes - continued

losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses.

As of December 31, 2019 and September 30, 2020, the Group had net operating loss carry forward of approximately RMB 876,841 and RMB 1,502,430, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of September 30, 2020, all of the net operating loss carryforwards will expire in the years 2021 to 2024.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of September 30, 2020, the PRC subsidiaries’ 2015 to 2019 tax returns remain open to examination.

Uncertain Tax Positions

The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the double tax arrangement between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Chinese subsidiary of the group are in accumulated loss position and will not distribute profits. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2019 and September 30, 2020.

The Group did not identify significant unrecognized tax benefits for the nine months ended September 30, 2019 and 2020. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from September 30, 2020.

14.	Ordinary Shares

The Company’s Memorandum and Articles of Association authorizes the Company to issue up to 10,000,000,000 ordinary shares with a par value of US$0.000005 per shares. As of December 31, 2019 and

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

14.	Ordinary Shares - continued

September 30, 2020, the Company has 1,203,526,000 shares issued and outstanding. Each ordinary share is entitles to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

On March 28, 2019, the Company effected a 1-to-2 share split of the Company’s shares. Upon effectiveness of the share split, every share of the Company’s authorized, issued and outstanding ordinary shares, par value of $0.00001 per share was split into two authorized, issued and outstanding ordinary shares, par value of $0.000005 per share.

15.	Convertible Redeemable Preferred Shares

In March 2020, the Group issued an aggregate of 120,971,053 Series C++ preferred shares to certain third party shareholders for a net cash consideration of US$50.0 million (equivalent to RMB349.5 million), which is net of issuance cost amounting to US$12.2 thousand (equivalent to RMB85.4 thousand).

In June 2020, the Group issued an aggregate of 220,257,916 Series D preferred shares to certain third party shareholders for a net cash consideration of US$106.7 million (equivalent to RMB755.2 million), which is net of issuance cost amounting to US$12.4 thousand (equivalent to RMB87.9 thousand). As disclosed in note 9 for disclosure, the Group issued a warrant to one of its existing shareholder in June 2020. Upon issuance of the warrant, the fair value of the warrant was recorded as deemed dividend in the amount of RMB 90,268 thousand (RMB 0.30 per share).

In November 2020, the Group further issued an aggregate of 297,006,585 Series D preferred shares through the shareholder’s exercise of warrant, each a par value of US$0.000005 with an issue price of US$0.48 per share for a total proceeds of US$143.9 million to an existing investor. The Company is still in the process of completing its accounting evaluating on the above transaction.

The convertible redeemable preferred shares issued by the Company carry the following rights:

Voting Right

The holders of preferred shares may vote at general meetings of the Company in the same manner as holders of ordinary shares on an as-converted basis and not as a separate class.

Redemption

Redemption condition for convertible redeemable preferred shares:

The convertible redeemable preferred shares are redeemable in the event of the Company fails to complete a qualified IPO before June 28, 2025;

The redemption price of the investor of Series C, Series C+, Series C++ and Series D is the investment amount of the investors plus the annual rate of return on compound interest of 10% per annum. The redemption price of the investor of Series pre-A, Series A, Series A+ and Series B is the investment amount of the investors plus the internal rate of return of compound interest of 8% per annum.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible Redeemable Preferred Shares - continued

Dividends Rights

The convertible redeemable preferred shareholders shall be entitled to receive a preferential dividend equal to a simple interest rate of at least 6% per annum of the applicable subscription price per share, when, as and if declared by the shareholders holding more than two-thirds of the voting power. The preferred dividend is non-cumulative.

Conversion

Each holder of preferred shares have the right to convert any or all of its preferred shares into ordinary shares at the quotient of subscription price per share of the preferred shares, resulting in an initial conversion ratio for the preferred shares to ordinary shares of 1:1. In addition, all outstanding preferred shares shall be automatically converted into ordinary shares prior to the consummation of a qualified initial public offering (“Qualified IPO”).

Liquidation

If a liquidation event occurs, distributions to the shareholders of the Group shall be made in the following manner:

First, the Company shall pay to the holders of Series D preferred shares, Series C++ preferred shares, Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares then outstanding, prior to and in preference of any payments to holders of ordinary shares and all other holders of share capital of the Company, the aggregate of: (i) the subscription price per share and annual compound interest calculated at twelve percent (12%) per annum on the subscription price per share; and (ii) all accrued but unpaid, or declared but not distributed dividends with respect to each Preferred Share (“First Liquidation Preference”). The liquidation preference is exercised in the sequence of Series D preferred shares, Series C++ preferred shares, Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares, and Series A preferred shares.

Second, (a) following the full payment of the First Liquidation Preference in respect of the Series D preferred shares, Series C++ preferred shares, Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares, to the extent that there are any assets of the Company and its subsidiaries legally available for distribution, the holders of Series Pre-A preferred shares shall, in priority over holders of ordinary shares, be entitled to be paid by the Company an amount represented by 120% of the subscription price per share plus all declared and unpaid dividends with respect to each Series Pre-A preferred shares (the “Second Liquidation Preference”).

Third, (a) following the full payment of the First Liquidation Preference in respect of Series C+ preferred shares, Series C preferred shares, Series B preferred shares, Series A+ preferred shares and Series A preferred shares and the Second Liquidation Preference in respect of Series Pre-A preferred shares, to the extent that there are any assets of the Company and its subsidiaries legally available for distribution, the angel shareholders shall be entitled to be paid the liquidation preference as follows: (i) Maple Ocean L.P. shall be entitled to be paid an amount equal to the sum of RMB5.6 million and all declared and unpaid dividends with respect to the shares it holds; and (ii) Light Up Investment Holdings Limited shall be entitled to be paid by the Company an amount equal to the sum of RMB3 million and all declared and unpaid dividends with respect to the shares it holds, (together the “Third Liquidation Preference”).

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible Redeemable Preferred Shares - continued

Fourth, if there are any assets of the Company and its subsidiaries legally available for distribution after the payments as stated above, all holders of preferred shares and ordinary shares then outstanding shall be entitled to participate in the residual assets of the Company and its subsidiaries on a pro rata and as-converted basis.

Modification of preferred shares

In June 2020, the Company and the Series Pre-A, A, A+, B, C, C+ and C++ Preferred Share investors agreed to extend the original redemption date of each respective series Preferred Shares from March 28, 2024 to June 28, 2025. Upon completion of the issuance, the definition of a Qualified IPO was further modified. As above transactions represented a modification as opposed to an extinguishment of preferred shares, only an increase in fair value required accounting. The Company calculated the increase in fair value of each series Preferred Share at each respective modification date resulting from the changes described and concluded that the increase was insignificant. The increase in fair value was recorded as deemed dividend in the amount of RMB 67,975 (RMB 0.08 per share).

Accounting for the Convertible Redeemable Preferred Shares

The Company classified the convertible redeemable preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain events outside of the Company’s control. The convertible redeemable preferred shares are recorded initially at fair value, net of issuance costs.

The Group has determined that there was no embedded beneficial conversion feature (“BCF”) attributable to the convertible redeemable preferred shares. In making this determination, the Group compared the initial effective conversion prices of the convertible redeemable preferred shares and the fair values of the Group’s ordinary shares determined by the Group at the issuance dates. The initial effective conversion prices were greater than the fair values of the ordinary shares to which the convertible redeemable preferred shares are convertible into at the issuance dates.

Subsequently, the carrying amount is increased by periodic accretion, using the interest method, so that the carrying amount will equal to redemption amount as of each period end.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible Redeemable Preferred Shares - continued

The movement in the carrying value of the preferred shares is as follows:

	Series Pre-A	Series A	Series A+	Series B	Series C	Series C+	Series C++	Series D	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of January 1, 2019	48,122	110,806	66,447	353,634	—	—	—	—	579,009
Settlement of Series B convertible redeemable preferred shares subscription receivable	—	—	—	72,201	—	—	—	—	72,201
Issuance of convertible redeemable preferred shares	—	—	—	—	993,777	—	—	—	993,777
Accretion on convertible redeemable preferred shares to redemption value	2,907	6,677	3,993	25,698	51,506	—	—	—	90,781

Balances as of September 30, 2019	51,029	117,483	70,440	451,533	1,045,283	—	—	—	1,735,768

Balances as of January 1, 2020	51,999	119,708	71,771	460,100	1,070,758	433,495	—	—	2,207,831

Issuance of convertible redeemable preferred shares	—	—	—	—	—	—	349,480	755,244	1,104,724
Deemed dividend	—	—	—	—	42,696	13,607	11,672	—	67,975
Accretion on convertible redeemable preferred shares to redemption value	3,139	7,211	4,312	27,755	81,577	32,602	18,962	19,453	195,011

Balances as of September 30, 2020	55,138	126,919	76,083	487,855	1,195,031	479,704	380,114	774,697	3,575,541

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

15.	Convertible Redeemable Preferred Shares - continued

As of September 30, 2020, a summary of convertible redeemable preferred shares is as follows:

Series	Average Issue Price Per Share	Issue Date	Shares Issued	Shares Outstanding as of January 1, 2020	Shares Outstanding as of September 30, 2020	Proceeds from Issuance, net of Issuance Costs	Carrying Amount
	RMB					RMB	RMB
Pre-A	0.17	08/07/2016	241,148,000	241,148,000	241,148,000	39,666	55,138
A	0.29	22/03/2017	334,926,000	334,926,000	334,926,000	96,525	126,919
A+	0.38	30/08/2017	157,896,000	157,896,000	157,896,000	59,900	76,083
B	1.20	02/11/2018	352,107,646	352,107,646	352,107,646	420,367	487,855
C	1.86	28/03/2019	542,794,072	542,794,072	542,794,072	993,777	1,195,031
C+	2.50	28/10/2019	170,632,018	170,632,018	170,632,018	426,005	479,704
C++	2.89	16/03/2020	120,971,053	—	120,971,053	349,480	380,114
D	3.43	28/06/2020	220,257,916	—	220,257,916	755,244	774,697

			2,140,732,705	1,799,503,736	2,140,732,705	3,140,964	3,575,541

16.	Share-Based Compensation

Restricted shareholders’ shares

In March 2020, several shareholders of the management team (the “Restricted Shareholders”) entered into share restriction agreements with the Company and the Founder. Pursuant to these agreements, all or a portion of ordinary shares held by these Restricted Shareholders were converted into restricted shares which will vest in a maximum of 3 years provided that those Restricted Shareholders remain full-time employees of the Group. According to the share restriction agreements, the Founder obtained a right to repurchase the unvested restricted shares at par value, the Company or the Founder has the right to repurchase the vested restricted shares below fair value, upon termination of the employment of the Restricted Shareholders during the vesting period.

The share restriction described above was accounted for as a grant of restricted stock award under a stock- based compensation plan. Accordingly, the Group measured the fair value of the Restricted Shareholders Shares at the grant date and recognized the amount as compensation expense over the service period.

A summary of non-vested Restricted Shareholders Shares activity during period from December 31, 2019 to September 30, 2020 is presented below:

Number of shares
Outstanding at December 31, 2019	—
Granted	59,443,889
Forfeited	3,535,833
Vested	30,347,334
Outstanding at September 30, 2020	25,560,722

The Group determined that the nonvested Restricted Shareholders Shares are participating securities as the nonvested Restricted Shareholders Shares have a nonforfeitable right to receive dividends but do not have a contractual obligation to fund or otherwise absorb the Group’s losses. The weighted-average grant date fair value of the restricted shares is USD$0.20 per share.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Share-Based Compensation - continued

Restricted shareholders’ shares - continued

As of September 30, 2020, the Group recorded share-based compensation expense of RMB 42,981 related to the Restricted Shareholders’ shares.

Upon the termination of the Restricted Shareholders’ continuous services during the vesting period, the Company has a right (but not the obligation) to repurchase the vested restricted shares at a price below fair value of the shares which is to be determined by the board of directors of the Company. The Company reclassified vested restricted shares held by managements as liability in the consolidated balance sheets upon the termination of the managements’ service as the repurchase price is below fair value. No repurchase occurred in the nine months ended September 30, 2019 and 2020. Such liability classified awards are remeasured at fair value subsequently at each reporting date, with the changes in fair value recorded as compensation expenses. During the nine months ended September 30, 2019 and 2020, nil and RMB 24,027 related share based compensation expenses were recognized.

During the nine months ended September 30, 2020, two executive management terminated their services. As a result, an aggregate of 3,535,833 unvested restricted shares were transferred to the Founder of the Company at par value and became immediately vested. The Company recorded RMB 6,739 of share-based compensation expense representing the excess of the purchase price over the fair value of the ordinary share.

Share Option

In 2019, the Group adopted the 2018 share incentive plan (the “2018 Plan”), which permits the grant of three types of awards: options, restricted shares, and restricted share units. Persons eligible to participate in the 2018 Plan includes employees and managements of the Group or any of its affiliates, which include the Group’s parent company, subsidiaries and the Group. Upon the adoption of the 2018 Plan, the maximum ordinary shares available for issuance were 62,504,000. According to the resolutions of the board of director in 2019, the Group reserved additional 321,655,746 ordinary shares for the 2018 Plan, and the maximum ordinary shares available for issuance were increased to 384,159,746.

During period from December 31, 2019 to September 30, 2020, the Group granted 59,314,862 options under the 2018 Plan with a weighted average exercise prices of US$0.05 (RMB0.37). The term of the option is fixed and does not exceed 10 years from the date of the grant. The options will be vested in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranging from 1 to 4 years.

The vesting of the share options granted during the year ended December 31, 2019 are only subject to service condition.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Share-Based Compensation - continued

Share Option - continued

The following table sets forth the activities under the Company’s share options for the nine months ended September 30, 2020:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining contractual life	Weighted Average Grant-date Fair Value	Aggregate Intrinsic Value
		RMB		RMB
Outstanding at December 31, 2019	146,226,800	0.38	8.91	0.63	85,927
Granted	59,314,862	0.37		1.37

Forfeited	(12,262,500)	0.46		0.64

Outstanding at September 30, 2020	193,279,162	0.37	8.60	0.86	156,300

Exercisable as of September 30, 2020	61,822,800	0.30	7.48	0.62	35,438

The total grant-date fair value of options vested nine months ended September 30, 2020 was RMB17,059.

The Group calculated the estimated fair value of the share options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions.

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
Risk free rate of interest	3.12%-3.42%	2.51%-3.17%
Volatility	26%-28%	26%-28%
Dividend yield	—	—
Exercise multiples	2.2-2.8	2.2-2.8
Life of options (years)	10	10
Fair value of underlying ordinary shares	$0.12~$0.15	$0.17~$0.39

(1)	Risk free rate of interest

Based on the daily treasury long term rate of U.S. Department of the treasury with a maturity period close to the expected term of the option.

(2)	Volatility

The volatility factor estimated was based on the annualized standard deviation of the daily return embedded in historical share prices of the selected guide line companies with a time horizon close to the expected expiry of the term.

(3)	Dividend yield

The Company has never declared or paid any cash dividends on the Company’s capital stock, and does not anticipate any dividend payments on the Company’s ordinary shares in the foreseeable future.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

16.	Share-Based Compensation - continued

Share Option - continued

(4)	Exercise multiples

The expected exercise multiple was estimated as the average ratio of the stock price as at the time when employees would decide to voluntarily exercise their vested options. As the Group did not have sufficient information of past employee exercise history, it was estimated by referencing to academic research publications. For key management grantee and non-key management grantee, the exercise multiple was estimated to be 2.8 and 2.2 respectively.

(5)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

In June 2020, an executive management of the Company transferred 44,142,283 shares to the Founder of the Company at transfer price of $0.12. The Company recorded RMB 56,553 of share-based compensation expense, representing the excess of the purchase price over the fair value of the ordinary share at the time of the transaction.

A summary of share based compensation recognized related to share options granted and ordinary shares transfers is as follows:

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
	RMB	RMB
Sales and marketing expenses	1,625	2,424
General and administrative expenses	13,432	157,507
Research and development expenses	6,815	8,095

	21,872	168,026

As of September 30, 2020, unrecognized compensation cost related to unvested option awards granted to employees of the Group was RMB 115,362. As of September 30, 2020, such cost was expected to be recognized over a weighted average period of 2.89 years.

Upon the termination of the grantee’s continuous services during the vesting period, the Company has a right (but not the obligation) to repurchase the vested award at a price no more than the fair value of the awards which is to be determined by the board of directors of the Company. The Company reclassified vested awards held by employees as liability in the consolidated balance sheets upon the termination of the employees’ service as the repurchase price is below fair value. No repurchase occurred in the nine months ended September 30, 2019 and 2020. Such liability classified awards are remeasured at fair value subsequently at each reporting date, with the changes in fair value recorded as compensation expenses. During the nine months ended September 30, 2019 and 2020, RMB 2,520 and RMB 14,288 related share based compensation expenses were recognized.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

17.	Net Loss Per Share

Loss per share was computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the nine months ended September 30, 2019 and 2020:

	Nine months ended September 30, 2019	Nine months ended September 30, 2020
	RMB	RMB
Numerator:
Net loss for the period attributable to Waterdrop Inc.	(141,587)	(260,071)
Deemed dividend to preferred shareholders	—	(158,243)
Change in redemption value in preferred shares	(90,781)	(195,011)

Net loss attributable to ordinary shareholders for computing basic and diluted net loss per ordinary shares	(232,368)	(613,325)

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted net loss per ordinary shares	1,203,526,000	1,171,992,375
Net loss per ordinary share attributable to ordinary shareholders basic and diluted	(0.19)	(0.52)

For the nine months ended September 30, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Nine months ended September 30,
	2019	2020
Shares issuable upon exercise of share options	34,132,527	115,211,415
Shares issuable upon vesting of nonvested restricted shares	—	25,560,722
Shares issuable upon conversion of Series pre-A convertible preferred shares	241,148,000	241,148,000
Shares issuable upon conversion of Series A convertible preferred shares	334,926,000	334,926,000
Shares issuable upon conversion of Series A+ convertible preferred shares	157,896,000	157,896,000
Shares issuable upon conversion of Series B convertible preferred shares	352,107,646	352,107,646
Shares issuable upon conversion of Series C convertible preferred shares	369,815,741	542,794,072
Shares issuable upon conversion of Series C+ convertible preferred shares	—	170,632,018
Shares issuable upon conversion of Series C++ convertible preferred shares	—	87,417,038
Shares issuable upon conversion of Series D convertible preferred shares	—	75,562,935

18.	Leases

The Group leases certain office premises and equipment to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less. As of December 31, 2019 and September 30, 2020, the Group had one long-term lease that was classified as a financing lease. As of December 31, 2019 and September 30, 2020, the Group had no significant lease contract that has been entered into but not yet commenced.

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Leases (Continued)

A summary of supplemental information related to operating leases and financing leases are as follow:

	Nine months ended September 30,
	2019	2020
Operating leases—Weighted average remaining lease term (years)	1.69	0.75
Financing leases—Weighted average remaining lease term (years)	4.04	2.53
Operating leases—Weighted average discount rate	7.93%	7.08%
Financing leases—Weighted average discount rate	9.50%	8.06%

The components of lease expense for the nine months ended September 30, 2019 and 2020 were as follows:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Operating lease cost	17,670	35,012
Financing lease cost:
Amortization of right-of-use assets	45	121
Interest on lease liabilities	18	27
Short-term lease cost	2,713	6,044

Total	20,446	41,204

Supplemental information related to the Group’s leases for the nine months ended September 30, 2019 and 2020 were as follows:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Cash paid for operating leases	22,756	27,327
Cash paid for financing leases:
Operating cash flows from finance leases	3	11
Financing cash flows from finance leases	52	127

Non-cash ROU assets in exchange for new lease liabilities for nine months ended September 30, 2019 and 2020:

	Nine months ended September 30,
	2019	2020
	RMB	RMB
Operating leases	62,897	52,850
Financing leases	—	304

WATERDROP INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(All amounts in thousands, except for share and per share data, or otherwise noted)

18.	Leases - continued

The following is a maturity analysis as of December 31, 2019 and September 30, 2020:

	As of December 31, 2019		As of September 30, 2020
	Operating Leases	Financing Leases	Operating Leases	Financing Leases
	RMB	RMB	RMB	RMB
2020	32,095	73	11,292	46
2021	12,756	73	33,989	185
2022	798	73	23,664	157
2023	—	37	—	37
2024 and thereafter	—	—	—	—
Subtotal	45,649	256	68,945	425
Less: imputed interest	(2,568)	(39)	(4,998)	(40)

Lease liabilities	43,081	217	63,947	385

19.	Commitments and Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

20.	Statutory Reserves and Restricted Net Asset

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC subsidiaries and VIEs are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC subsidiaries and VIEs. There were no appropriations to these reserves by the Group’s PRC entities for the nine months ended September 30, 2019 and 2020.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and statutory reserves of the Group’s subsidiaries and VIEs. As of September 30, 2020, the aggregate amounts of paid-in capital and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB 888,895.

21.	Subsequent Event

The Group has evaluated events subsequent to the balance sheet date of September 30, 2020 through January 29, 2021, which is the date the consolidated financial statements were available to be issued.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
Sertus Nominees (Cayman) Limited	May 14, 2018	2	US$0.00001
X First Principles Holdings Limited	May 14, 2018	19,998	US$0.09999
Maple Ocean L.P.	September 19, 2018	53,302,000	Contribution of equity interests in Zongqing Xiangqian in restructuring
Depthperception Holdings Limited	September 19, 2018	90,394,000
Xianglanqi Holdings Limited	September 19, 2018	90,394,000
Proton Y Holdings Limited	September 19, 2018	57,250,000
Christmastrees Holdings Limited	September 19, 2018	12,052,000
Autobox Holdings Limited	September 19, 2018	10,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Kimezqxq Holdings Limited	September 19, 2018	6,216,000	Contribution of equity interests in Zongqing Xiangqian in restructuring
Flying Monkey Holdings Limited	September 19, 2018	4,520,000
Steelman Holdings Limited	September 19, 2018	4,520,000
Rational Chaos Inc.	September 19, 2018	4,520,000
YGXS1467 Holdings Limited	September 19, 2018	21,742,000
First Principles Z Holdings Limited	September 19, 2018	810,636,000
Light Up Investment Holdings Limited	November 2, 2018	37,980,000
Series Pre-A Preferred Shares
TOPAZ SUN LIMITED	November 2, 2018	75,358,000
Gaorong Technology Consulting Limited	November 2, 2018	75,358,000
INSPIRED ELITE INVESTMENTS LIMITED	November 2, 2018	30,144,000
Image Frame Investment (HK) Limited	November 2, 2018	30,144,000
ASPIRE REACH LIMITED	November 2, 2018	30,144,000
Series A Preferred Shares
TOPAZ SUN LIMITED	November 2, 2018	33,494,000
Gaorong Technology Consulting Limited	November 2, 2018	33,492,000
INSPIRED ELITE INVESTMENTS LIMITED	November 2, 2018	6,698,000
Image Frame Investment (HK) Limited	November 2, 2018	110,526,000
Water Bliss Holdings Limited	November 2, 2018	100,478,000
Sinovation I Investment Limited	November 2, 2018	50,238,000
Series A+ Preferred Shares
Rich Ocean Fund I, L.P.	November 2, 2018	44,737,200
TOPAZ SUN LIMITED	November 2, 2018	31,006,000
Gaorong Technology Consulting Limited	November 2, 2018	26,316,000
Image Frame Investment (HK) Limited	November 2, 2018	12,056,000
Water Bliss Holdings Limited	November 2, 2018	31,580,000
Sinovation I Investment Limited	November 2, 2018	4,306,000
BIDEFORD GLOBAL HOLDINGS LIMITED	November 2, 2018	7,894,800

Series B Preferred Shares
Image Frame Investment (HK) Limited	November 2, 2018	121,449,070	US$21,170,000.00
POPULAR FESTIVE LIMITED	November 2, 2018	21,341,074	US$3,720,000.00
Gaorong Group Holdings Limited	November 2, 2018	86,052,718	US$15,000,000.00
BRV Aster Opportunity Fund I, L.P.	November 2, 2018	45,894,784	US$8,000,000.00
Sinovation Fund IV, L.P.	November 2, 2018	9,351,062	US$1,630,000.00
Gemini Investments, L.P.	November 2, 2018	7,896,772	US$1,376,500.00
Angel Mentor Limited	November 2, 2018	60,122,166	US$10,480,000.00

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series C Preferred Shares
Harmonious Ocean Limited	March 28, 2019	434,235,258	US$120,000,000.00
Image Frame Investment (HK) Limited	March 28, 2019	63,271,334	US$17,484,900.00
Baywise Capital Limited Partnership	March 28, 2019	14,474,509	US$4,000,000.00
Banyan Partners Fund III, L.P.	March 28, 2019	11,557,596	US$3,193,917.50
Banyan Partners Fund III-A, L.P.	March 28, 2019	2,039,576	US$563,632.50
Global Bridge Capital USD Fund I, L.P.	March 28, 2019	13,597,172	US$3,757,550.00
Yuantai Investment Partners Evergreen Fund, L.P.	March 28, 2019	3,618,627	US$1,000,000.00

Series C+ Preferred Shares
Image Frame Investment (HK) Limited	October 28, 2019	170,632,018	US$60,450,832.00

Series C++ Preferred Shares
Skycus China Fund, L.P.	March 16, 2020	96,776,842	US$40,000,000.00
Wisdom Choice Global Fund, L.P.	March 16, 2020	24,194,211	US$10,000,000.00

Series D Preferred Shares
SWISS RE PRINCIPAL INVESTMENTS COMPANY ASIA PTE. LTD.	June 28, 2020	206,362,384	US$100,000,000.00
POPULAR FESTIVE LIMITED	June 28, 2020	13,895,532	US$6,733,559.00
Image Frame Investment (HK) Limited	November 20, 2020	297,006,585	US$143,924,769.00

Options
Certain directors, executive officers, employees and consultants as a group	January 1, 2017 – January 1, 2021	239,262,012	Past and future services to us

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Waterdrop Inc.

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the closing of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4**	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated November 20, 2020

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2**	Form of Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1**	2018 Share Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and its executive officers

10.4**

English translation of the executed form of the Powers of Attorney granted by shareholders of Zongqing Xianqian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.5**	English translation of the Loan Agreement among Absolute Health and shareholders of Zongqing Xianqian dated November 27, 2019

10.6**	English translation of the Equity Interest Pledge Agreement among Absolute Health, Zongqing Xianqian and shareholders of Zongqing Xianqian dated November 27, 2019

10.7**	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Zongqing Xianqian dated November 2, 2018

10.8**	English translation of the Exclusive Option Agreement among Absolute Health, Zongqing Xianqian and shareholders of Zongqing Xianqian dated November 27, 2019

10.9**

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zongqing Xianqian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

10.10**	English translation of the Powers of Attorney granted by the shareholder of Shuidi Hubao dated November 2, 2018

10.11**	English translation of the Equity Interest Pledge Agreement among Absolute Health, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018

Exhibit Number	Description of Document

10.12**	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Shuidi Hubao dated November 2, 2018

10.13**	English translation of the Exclusive Option Agreement among Absolute Health, Shuidi Hubao and the shareholder of Shuidi Hubao dated November 2, 2018

10.14**	English translation of the Spousal Consent Letter granted by the spouse of the shareholder of Shuidi Hubao dated November 2, 2018

10.15**

English translation of the executed form of the Powers of Attorney granted by shareholders of Shuidi Hulian, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.16**	English translation of the Equity Interest Pledge Agreement among Absolute Health, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31, 2019

10.17**	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Shuidi Hulian dated July 31, 2019

10.18**	English translation of the Exclusive Option Agreement among Absolute Health, Shuidi Hulian and shareholders of Shuidi Hulian dated July 31, 2019

10.19**

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Shuidi Hulian, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

10.20**

English translation of the executed form of the Powers of Attorney granted by shareholders of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.21**	English translation of the Loan Agreement among Absolute Health and shareholders of Zhuiqiu Jizhi dated October 28, 2019

10.22**	English translation of the Equity Interest Pledge Agreement among Absolute Health, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019

10.23**	English translation of the Exclusive Business Cooperation Agreement between Absolute Health and Zhuiqiu Jizhi dated October 25, 2019

10.24**	English translation of the Exclusive Option Agreement among Absolute Health, Zhuiqiu Jizhi and shareholders of Zhuiqiu Jizhi dated October 28, 2019

10.25**

English translation of the executed form of the Spousal Consent Letter granted by the spouse of each shareholder of Zhuiqiu Jizhi, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

10.26**	Series C Subscription Agreement among the Registrant and other parties thereto dated March 28, 2019

10.27**	Series C+ Subscription Agreement among the Registrant and other parties thereto dated October 28, 2019

10.28**	Series C++ Subscription Agreement among the Registrant and other parties thereto dated March 16, 2020

10.29**	Series D Subscription Agreement among the Registrant and other parties thereto dated June 28, 2020

10.30**	Series D Subscription Agreement among the Registrant and other parties thereto dated November 20, 2020

Exhibit Number	Description of Document

21.1**	Principal Subsidiaries of the Registrant

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3**	Form of Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2**	Form of Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3*	Consent of iResearch Consulting Group

*	To be filed by amendment.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                , 2021.

Waterdrop Inc.

By:
	Name:	Peng Shen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of                  and                  as attorney-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on                , 2021.

Signature	Title

Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Peng Shen

Director
Guang Yang

Director
Yao Hu

Director
Haiyang Yu

Director
Kai Huang

Director
Nina Zhou

Chief Financial Officer (Principal Financial and Accounting Officer)
Kangping Shi

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Waterdrop Inc., has signed this registration statement or amendment thereto in                on                .

Authorized U.S. Representative

By:
Name:
Title: